UNITED STATES
SECURITIESAND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SEC MAIL PROCESSING SECTION
JAN 18 2006
WASH. D.C. 152

06021794

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

República Oriental del Uruguay	0000102385
Exact name of registrant as specified in charter	Registrant CIK number

Form 18-K/A (Amendment No. 5 to Annual Report on Form 18-K for Fiscal Year Ended December 31, 2004)

Electronic report, schedule or registration statement of which the documents are a part (give period of report)

SEC file number, if available: 333-07128

Name of Person Filing the Document
(If Other than the Registrant)

PROCESSED
JAN 31 2006
THOMSON
FINANCIAL

SIGNATURES

The Registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in Montevideo, Uruguay on the 18 day of January 2006.

By: /s/ Danilo Astori

Danilo Astori
Minister of Economy and Finance of República Oriental del Uruguay

CM/147

Poder Legislativo

L E Y Nº 17.930

El Senado y la Cámara de Representantes de la República Oriental del Uruguay, reunidos en Asamblea General,

Decretan

SECCIÓN I

DISPOSICIONES GENERALES

Artículo 1°.- El Presupuesto Nacional para el actual período de Gobierno se regirá por las disposiciones contenidas en la presente ley y los siguientes anexos, que forman parte integrante de ésta: Tomo I "Resúmenes", Tomo II "Recursos", Tomo III "Gastos de Funcionamiento", Tomo IV "Inversiones", Tomo V (partes I, II y III) "Estructura de Cargos y Contratos de Función Pública" y Tomo VI "Planes Estratégicos de Gestión 2005 - 2009 y Planes Anuales de Gestión - Indicadores, años 2005 y 2006".

Artículo 2°.- La presente ley regirá a partir del 1° de enero de 2006, excepto en aquellas disposiciones para las cuales, en forma expresa, se establezca otra fecha de vigencia.

Artículo 3°.- Los créditos establecidos para sueldos, gastos de funcionamiento, inversiones, subsidios y subvenciones están cuantificados a valores de 1° de enero de 2005 y se ajustarán en

CM/ 148

Presidencia de la República Oriental del Uruguay

L E Y N° 17.930

MINISTERIO DEL INTERIOR
MINISTERIO DE RELACIONES EXTERIORES
MINISTERIO DE ECONOMÍA Y FINANZAS
MINISTERIO DE DEFENSA NACIONAL
MINISTERIO DE EDUCACIÓN Y CULTURA
MINISTERIO DE TRANSPORTE Y OBRAS PÚBLICAS
MINISTERIO DE INDUSTRIA, ENERGÍA Y MINERÍA
MINISTERIO DE TRABAJO Y SEGURIDAD SOCIAL
MINISTERIO DE SALUD PÚBLICA
MINISTERIO DE GANADERÍA, AGRICULTURA Y PESCA
MINISTERIO DE TURISMO Y DEPORTE
MINISTERIO DE VIVIENDA, ORDENAMIENTO TERRITORIAL Y MEDIO AMBIENTE
MINISTERIO DE DESARROLLO SOCIAL

Montevideo, 19 DIC 2005

Sr. Presidente de la Asamblea General

El Poder Ejecutivo tiene el honor de acusar recibo del Proyecto de Ley sancionado por ese Cuerpo, por el que se aprueba el Presupuesto Nacional correspondiente al período 2005-2009.

En cumplimiento de lo dispuesto en el artículo 143 de la Constitución de la República, se pone en conocimiento de la Asamblea General que el Poder Ejecutivo ha promulgado la citada ley en el día de la fecha.

Saluda al señor Presidente con su mayor consideración

Dr. Tabaré Vázquez
Presidente de la República

base de aplicación de dicho ajuste será la suma de los créditos referidos más los incrementos diferenciales de las remuneraciones otorgadas por el Poder Ejecutivo en el Ejercicio 2005.

Las estructuras de cargos y contratos de función pública se consideran al 31 de mayo de 2005 y a valores de 1° de enero de 2005. Autorízase a la Contaduría General de la Nación a efectuar modificaciones que surjan de disposiciones anteriores a la fecha de la presente ley, así como las que resulten pertinentes por su incidencia en ésta.

Artículo 4°.- Cuando los jerarcas de los Ministerios u Organismos, la Contaduría General de la Nación o la Oficina de Planeamiento y Presupuesto identificaren errores u omisiones numéricas o formales en el texto final aprobado en la presente ley de Presupuesto Nacional, el Poder Ejecutivo y previo informe de la Contaduría General de la Nación, o de la Oficina de Planeamiento y Presupuesto en los casos de gastos de inversión, establecerá las correcciones que correspondan enviándolas a opinión de la Asamblea General, que queda habilitada por esta norma a evaluar positiva o negativamente el carácter de error u omisión del caso.

Si en un lapso de quince días no hubiera expresión contraria a las correcciones propuestas, el Poder Ejecutivo las introducirá por Decreto al Presupuesto Nacional. En caso de opinión negativa, los cambios propuestos no serán introducidos.

Si las diferencias identificadas como error u omisión consistieran en un desajuste entre las planillas de cargos y contratos de función pública y de créditos presupuestales y las establecidas en los artículos aprobados en la presente ley, se aplicarán estas últimas.

Artículo 5°.- En todos los Incisos del Presupuesto Nacional, en los casos en que haya más de una unidad ejecutora en cumplimiento de un mismo programa, dentro de los ciento ochenta días de la entrada en vigencia de la presente ley, la Contaduría General de la Nación distribuirá los créditos presupuestales por unidad ejecutora dentro de cada programa.

SECCIÓN II

FUNCIONARIOS

Artículo 6°.- Antes del 31 de marzo de cada año, los Incisos de la Administración Central podrán presentar al Poder Ejecutivo, proyectos de reformulación de sus estructuras organizativas, previo asesoramiento de la Oficina de Planeamiento y Presupuesto y de la Oficina Nacional del Servicio Civil. Las propuestas podrán contener supresión, transformación, fusión y creación de nuevas unidades, así como modificación de sus denominaciones.

Las estructuras de puestos de trabajo de cada unidad ejecutora deberán adecuarse a los requerimientos de las respectivas estructuras organizativas, y a un sistema integrado ocupacional, una vez que sea definido de conformidad con lo dispuesto en el artículo 23 de la presente ley. Los proyectos deberán contar con el dictamen favorable de la Oficina de Planeamiento y Presupuesto, de la Oficina Nacional del Servicio Civil y de la Contaduría General de la Nación, en el ámbito de sus respectivas competencias. Su aprobación, por parte del Poder Ejecutivo, determinará que sean incluidos en las siguientes instancias presupuestales.

Anualmente se evaluarán las estructuras existentes, y podrán proponerse ajustes siempre que se funden en el logro de objetivos y metas emergentes de un compromiso de gestión de cada unidad ejecutora, de conformidad con las pautas que determinará el Poder Ejecutivo.

Extiéndese la facultad otorgada por la presente disposición a todos los órganos y organismos del Presupuesto Nacional, los que actuarán, en lo pertinente, dentro del marco establecido por esta ley.

En ningún caso la reformulación de las estructuras administrativas, de cargos y contratos o de puestos de trabajo, así como la transformación, supresión, fusión o creación de unidades ejecutoras, podrán lesionar los derechos de los funcionarios o su carrera administrativa.

Artículo 7°.- Autorízase al Poder Ejecutivo, a propuesta de los Incisos de la Administración Central y a los órganos y organismos comprendidos en los artículos 220 y 221 de la Constitución de la República, a celebrar contratos de función pública con aquellas personas que, a la fecha de promulgación de la presente ley, se encuentren desempeñando tareas propias de un funcionario público, con carácter permanente, en régimen de dependencia, y cuyo vínculo inicial con el Estado se hubiera desvirtuado en algunos de sus elementos esenciales, siempre que el mismo se hubiera iniciado antes del 1° de enero de 2001.

De conformidad con la reglamentación que dictará el Poder Ejecutivo, se instalará, en cada Inciso, una Comisión Paritaria que tendrá el cometido de dictaminar respecto de las personas alcanzadas por la presente norma.

Las Comisiones Paritarias podrán aconsejar la contratación de quienes, reuniendo las características a que refiere el inciso primero del presente artículo, hubieran ingresado con posterioridad al 1° de enero de 2001, siempre que exista resolución fundada del jerarca del Inciso sobre las necesidades de recursos humanos, y que el ingreso se realice mediante los mecanismos de selección establecidos, o que se establezcan.

A efectos de proceder a las contrataciones que prevé el presente artículo, no regirá la disposición contenida en el literal L) del artículo 4° de la Ley N° 16.127, de 7 de agosto de

1990, con la redacción dada por el artículo 36 de la Ley N° 16.170, de 28 de diciembre de 1990.

Se autoriza a la Contaduría General de la Nación a trasponer al grupo 0 "Servicios Personales", los créditos presupuestales correspondientes a los grupos de gastos que resulten desafectados por las disposiciones de este artículo, a efectos de financiar las contrataciones que se autorizan, sin que ello implique costo presupuestal ni de caja. A los efectos de lo dispuesto en este inciso, no regirá lo establecido en el artículo 48 de la presente ley.

Sobre esta misma base, deberán actuar los órganos y organismos mencionados en el inciso 1° de este artículo.

Están comprendidos en las disposiciones de este artículo, quienes hicieron uso de la opción prevista en el artículo 43 de la Ley N° 17.556, de 18 de setiembre de 2002.

Artículo 8°.- Facúltase al Poder Ejecutivo a celebrar contratos de servicios personales, con aquellas personas que, al 31 de diciembre de 2005, se encuentren vinculadas a los Incisos de la Administración Central, mediante contrataciones realizadas a través de organismos nacionales o internacionales de cooperación.

La vigencia de los contratos no podrá superar el 31 de diciembre de 2006.

Las personas contratadas no ostentarán la calidad de funcionario público, y no percibirán beneficios o complementos salariales propios de los funcionarios de la repartición en que prestan servicios.

La Contaduría General de la Nación habilitará, en el grupo 0 "Servicios Personales", los créditos necesarios para dar cumplimiento a lo dispuesto en este artículo, abatiendo los utilizados anteriormente, sin que ello implique costo presupuestal ni de caja.

Artículo 9°.- Facúltase al Poder Ejecutivo a contratar asistentes, para desempeñar tareas de apoyo directo a los Ministros de Estado, por el término que éstos determinen y sin exceder el período de sus respectivos mandatos. Cada Ministro no podrá contar con más de dos asistentes, en forma simultánea.

Las contrataciones establecidas en el presente artículo no otorgarán la calidad de funcionario público a los contratados.

Si se tratara de funcionarios públicos, éstos podrán optar por el régimen que se establece en el presente artículo, manteniendo la reserva de su cargo o contrato de función pública, de conformidad con el régimen previsto para los cargos políticos o de particular confianza.

El monto de cada contrato individual no podrá superar el equivalente a 15 BPC (quince Bases de Prestaciones y Contribuciones) por todo concepto, ajustándose en la misma oportunidad y porcentaje que se disponga para los funcionarios de la Administración Central.

La Contaduría General de la Nación habilitará los créditos correspondientes.

Artículo 10.- Deróganse el artículo 32 de la Ley N° 16.697, de 25 de abril de 1995, el artículo 20 de la Ley N° 16.736, de 5 de enero de 1996, y el artículo 27 de la Ley N° 17.556, de 18 de setiembre de 2002.

Artículo 11.- Sustitúyese el literal B) del artículo 1° de la Ley N° 16.127, de 7 de agosto de 1990, por el siguiente:

"B) Dentro de los noventa días de recibida dicha solicitud, la Oficina Nacional del Servicio Civil informará si en el registro de personal a redistribuir existen funcionarios que reúnan los requisitos solicitados. En caso afirmativo, propondrá la redistribución de ese personal, la que se realizará de conformidad con las normas vigentes.

Vencido dicho plazo sin que la Oficina Nacional del Servicio Civil se haya expedido o si ésta manifestara no contar en sus registros con personal apto, el organismo solicitante quedará en libertad de designar para ese caso a personas que no sean funcionarios públicos, a razón de una designación por cada dos vacantes generadas a partir del 31 de diciembre de 2005, requiriendo informe previo favorable del Ministerio de Economía y Finanzas.

Los entes autónomos y servicios descentralizados podrán designar personas que no sean funcionarios públicos, sin limitación de vacantes efectivamente generadas, requiriéndose para ello el cumplimiento previo de proyectos de reformulación de sus estructuras organizativas, en la forma y condiciones previstas por el inciso primero del artículo 6° de la presente ley".

Artículo 12.- Los funcionarios excedentarios eximidos del deber de asistencia a su lugar de trabajo, estarán a la orden de la Oficina Nacional del Servicio Civil, debiendo comparecer toda vez que sean citados por ésta para el desempeño de funciones transitorias en caso de necesidades extraordinarias de personal, en cualquier organismo público que así lo solicite.

En esas situaciones y por el tiempo que dure el desempeño de las tareas encomendadas, el funcionario quedará sometido a las normas disciplinarias correspondientes.

La no comparecencia del funcionario a dos citaciones, sin causa justificada, configurará su renuncia tácita, extremo que será comprobado por la Oficina Nacional del Servicio Civil, mediante los procedimientos que ésta determine.

Artículo 13.- Modifícase el inciso primero del artículo 32 de la Ley N° 15.851, de 24 de diciembre de 1986, en la redacción dada por el artículo 67 de la Ley N° 17.556, de 18 de setiembre de 2002, el que quedará redactado de la siguiente manera:

"ARTÍCULO 32.- Autorízase el traslado de funcionarios de organismos públicos estatales y no estatales que cuenten con más de tres años de antigüedad en la Administración, para desempeñar, en comisión, tareas de asistencia directa al Presidente de la República, Vicepresidente de la República, Ministros de Estado, Subsecretarios y Legisladores Nacionales a expresa solicitud de éstos. Durante el período que dure el referido traslado, el funcionario quedará sometido al régimen de prohibiciones e incompatibilidades del organismo de destino, no aplicándosele las correspondientes del cargo de origen. Igual régimen se aplicará a los funcionarios en comisión, cualquiera sea la norma que autorice su traslado".

Artículo 14.- El pase en comisión de los funcionarios que, a la fecha de vigencia de la presente ley, estuvieran desempeñando tareas en dicho régimen y no cumplieran con el requisito de antigüedad establecido en el artículo 13 de la presente ley, con excepción de aquellos que hubieran ingresado por concurso o sorteo, caducará en un plazo de sesenta días a partir de dicha fecha.

Artículo 15.- Los funcionarios públicos que, a la fecha de vigencia de esta ley, se encuentren prestando servicios en régimen de "pase en comisión", por un lapso superior a los tres años, en forma ininterrumpida, podrán optar por su incorporación definitiva al organismo en el que vienen desempeñando dichas funciones, cualquiera sea el régimen al amparo del cual fue dispuesto el pase en comisión o el vínculo en el cual se fundamente la prestación.

Quedan exceptuados de lo dispuesto en el inciso anterior, los funcionarios que revistan en los escalafones J "Docente en otros organismos", G "Docentes de la Universidad de la República", H "Docentes de la Administración Nacional de Educación Pública, M "Servicio Exterior", K "Militar" y L "Policial". Tampoco podrán realizarse incorporaciones al amparo de esta norma en los incisos 01 "Poder Legislativo" y 02 "Presidencia de la República".

La incorporación se efectuará según las normas generales sobre redistribución de funcionarios, en lo que fuere pertinente, debiendo la Oficina Nacional del Servicio Civil constatar el cumplimiento de los requisitos dispuestos por el inciso primero del presente artículo.

Los funcionarios que no hicieren uso de la opción prevista en el inciso primero, en un plazo de 60 (sesenta) días a partir de la vigencia de la presente ley, cesarán automáticamente en comisión, volviendo a su dependencia de origen.

Derógase el penúltimo inciso del artículo 32 de la Ley N° 15.851, de 24 de diciembre de 1986, en la redacción dada por el artículo 67 de la Ley N° 17.556, de 18 de setiembre de 2002.

Artículo 16.- Los jerarcas de los Incisos de la Administración Central podrán asignar funcionarios de sus dependencias para desempeñar tareas en régimen de "comisión de servicio" en cualquiera de sus unidades ejecutoras.

Esta asignación deberá disponerse indicando el plazo máximo de desempeño, el que no podrá exceder de tres años consecutivos.

Los funcionarios mantendrán todos los derechos funcionales y retributivos de su oficina de origen, como si se tratara del desempeño de tareas en la misma.

Artículo 17.- A partir del 1° de enero de 2005, las vacantes existentes de cargos presupuestados, con excepción de las que deban ser provistas por las reglas del ascenso, así como las de funciones contratadas asimiladas al último grado y las que se generen posteriormente, serán suprimidas.

Las unidades ejecutoras dispondrán de un plazo máximo de un año, a partir del vencimiento de cada Ejercicio, para realizar los ascensos que correspondan o disponer las modificaciones contractuales que se entiendan indispensables, de acuerdo con los artículos 8° y 9° del Decreto-Ley N° 14.985, de 28 de diciembre de 1979.

Vencido dicho plazo, serán suprimidas las vacantes de cargos presupuestados y funciones contratadas, así como el 50% (cincuenta por ciento) del crédito respectivo. El resto será transferido a un objeto específico que determinará la Contaduría General de la Nación, con el destino que establecerá la reglamentación del Poder Ejecutivo. Todo ello sin perjuicio de la deducción previa del 4% (cuatro por ciento) a que refiere el artículo 9° de la Ley N° 17.296, de 21 de febrero de 2001.

Exceptúanse de lo dispuesto en el presente artículo, a los siguientes cargos presupuestados y funciones contratadas:

1) Electivos, políticos, de particular confianza, los incluidos en la nómina del artículo 7° de la Ley N° 16.320, de 1° de noviembre de 1992, los miembros de la Junta Asesora en Materia Económico Financiera del Estado, los miembros de la Comisión de la Unidad Reguladora de los Servicios de Comunicaciones (URSEC) y de la Comisión de la Unidad Reguladora de los Servicios de Energía y Agua (URSEA), las funciones de alta

especialización, los militares, policiales, docentes y del servicio exterior.

2) Aquéllos cuyos titulares ejerzan función jurisdiccional.

3) Directores de unidades ejecutoras que no integren los escalafones referidos en el numeral 1) de este artículo.

4) Los correspondientes a los escalafones A, B, D, E y F del Ministerio de Salud Pública.

5) Los del Instituto del Niño y Adolescente del Uruguay (INAU).

6) La totalidad de los destinados a atender el quehacer artístico de la Orquesta Sinfónica, Cuerpo de Baile, Coro Oficial y servicios técnicos de radio y televisión del Ministerio de Educación y Cultura.

7) Los de la Procuraduría del Estado en lo Contencioso Administrativo.

8) Los de Magistrados y técnicos (abogados) del Ministerio Público y Fiscal.

9) Los correspondientes a los escalafones A, B, D, E y F de la Dirección Nacional de Sanidad de las Fuerzas Armadas.

10) Los puestos de Inspector, escalafón D, Series Condiciones Generales de Trabajo y Condiciones Ambientales de Trabajo de la Inspección General del Trabajo y de la Seguridad Social.

11) Los del Tribunal de lo Contencioso Administrativo.

12) Los del Tribunal de Cuentas.

13) Los técnicos y especializados del Instituto de Investigaciones Biológicas "Clemente Estable".

14) Los de Oficial e Inspector de Estado Civil.

15) Los del Ministerio de Desarrollo Social.

16) Los de los entes autónomos de la enseñanza.

17) Los del Ministerio de Ganadería, Agricultura y Pesca.

No se suprimirán los cargos presupuestados y funciones contratadas en el caso que deban proveerse por concurso, cuando se haya determinado la persona a la cual le corresponda la designación por acto definitivo del tribunal correspondiente.

La presente disposición no afecta lo previsto por el artículo 492 de la Ley N° 17.296, de 21 de febrero de 2001, con la modificación introducida por el artículo 18 de la Ley N° 17.556, de 18 de setiembre de 2002.

Derógase el artículo 11 de la Ley N° 16.462, de 11 de enero de 1994.

Artículo 18.- Sustitúyese el inciso primero del artículo 39 de la Ley N° 17.556, de 18 de setiembre de 2002, por el siguiente:

> "ARTÍCULO 39.- Las erogaciones resultantes de los contratos que se autorizan a celebrar por el régimen que se crea, serán financiadas con cargo al Fondo de Contrataciones que a dichos efectos se creará en cada unidad ejecutora de los Incisos 02 al 27 del Presupuesto Nacional".

Artículo 19.- Sustitúyese el artículo 17 de la Ley N° 16.127, de 7 de agosto de 1990 y sus modificativos, por el siguiente:

> "ARTÍCULO 17.- La declaración de excedentes deberá ser resuelta por el jerarca máximo como consecuencia de una reestructura o supresión de servicios, debidamente fundadas. Dicha declaración de excedente será comunicada a

la Oficina Nacional del Servicio Civil, la que una vez efectuado los estudios respectivos, procederá a la inclusión del funcionario en la nómina de personal a redistribuir".

Artículo 20.- Derógase el artículo 48 de la Ley N° 17.556, de 18 de setiembre de 2002.

Artículo 21.- Los funcionarios públicos designados para ocupar cargos políticos o de particular confianza, quedarán suspendidos en el ejercicio de los cargos presupuestados o funciones contratadas de los que fueren titulares al momento de la designación, con excepción de los docentes.

Durante el período de la reserva, el funcionario mantendrá todos los derechos funcionales, especialmente el de la carrera administrativa cuando corresponda a su estatuto jurídico y las retribuciones que por cualquier concepto venía percibiendo hasta la toma de posesión del cargo, cualquiera sea su naturaleza, fueran financiadas con Rentas Generales o Recursos con Afectación Especial, las que serán ajustadas en la oportunidad y condiciones en que disponga el Poder Ejecutivo.

Los funcionarios que sean llamados a ocupar los cargos mencionados en el inciso primero de este artículo, podrán optar por las remuneraciones establecidas para los mismos incluida dedicación exclusiva y gastos de representación, o exclusivamente, las correspondientes a aquéllos reservados, sin perjuicio de la eventual acumulación de sueldos por el ejercicio de cargos o funciones docentes, la que se regulará por las normas vigentes.

Deróganse los artículos 1° del Decreto-Ley N° 14.622, de 24 de diciembre de 1976, 21 de la Ley N° 15.767, de 13 de setiembre de 1985, 43 de la Ley N° 16.170, de 28 de diciembre de 1990, y 12 de la Ley N° 17.296, de 21 de febrero de 2001.

Toda referencia legal realizada a las normas que se derogan, se entenderá referida al presente artículo.

Artículo 22.- La competencia atribuida a Comisiones Asesoras del Poder Ejecutivo en materia de contratación de servicios personales, será asumida por la Oficina Nacional del Servicio Civil en consulta con la Oficina de Planeamiento y Presupuesto, debiendo entenderse asignada a dicha oficina toda referencia normativa efectuada a las citadas Comisiones.

Los asuntos en trámite pasarán a ser conocidos por la Oficina Nacional del Servicio Civil, a quien le compete la elaboración de los instructivos, formularios y proyectos de contrato necesarios a fin de contar con documentación uniforme.

Todo lo relacionado con las contrataciones a que refiere el presente artículo, incluyendo objetos, montos, fuente de financiación, informes y dictámenes, deberán ser publicados en la página electrónica de la Presidencia de la República, y en la del organismo que realice la contratación, remitiéndose copia de las actuaciones a la Asamblea General, dentro del plazo de quince días a partir del otorgamiento de estos contratos.

Artículo 23.- El Poder Ejecutivo, con el asesoramiento de la Oficina Nacional del Servicio Civil y del Ministerio de Economía y Finanzas, incluirá en una próxima instancia presupuestal un sistema ocupacional para la Administración Central. Dicho sistema deberá contener una escala salarial que incluya la definición de un escalafón de conducción, alta gerencia o alta especialización, a efectos de permitir una gestión ágil y eficiente de los recursos humanos, así como la profesionalización de los mismos y como consecuencia, una reestructura de la carrera administrativa.

Artículo 24.- Sustitúyese el artículo 31 de la Ley N° 16.104, de 23 de enero de 1990, por el siguiente:

"ARTÍCULO 31.- En caso de fallecimiento de padres, hijos, cónyuges, hijos adoptivos, padres adoptantes y concubinos, los funcionarios tendrán derecho a diez días de licencia con goce de sueldo. Dicha licencia será de cuatro días en caso de fallecimiento de hermanos y de dos días en caso de abuelos, nietos, así como de padres, hijos o hermanos políticos, padrastros o hijastros.

En todos los casos la causal determinante deberá justificarse fehacientemente".

Artículo 25.- Sustitúyese el inciso primero del artículo 71 de la Ley N° 17.556, de 18 de setiembre de 2002, por el siguiente:

"ARTÍCULO 71.- Se podrá conceder al personal licencia en casos especiales debidamente fundados. Esta licencia se concederá sin goce de sueldo, podrá ser fraccionada y se podrá otorgar por un plazo máximo de hasta un año. Cumplido dicho plazo, no podrá solicitarse nuevamente hasta transcurridos cuatro años del vencimiento de aquél".

Artículo 26.- Sustitúyese el artículo 29 de la Ley N° 16.104, de 23 de enero de 1990, por el siguiente:

"ARTÍCULO 29.- Con la presentación del certificado médico respectivo, los funcionarios padres tendrán derecho a una licencia por paternidad de diez días hábiles".

Artículo 27.- Sustitúyese el artículo 35 de la Ley N° 17.292, de 25 de enero de 2001, por el siguiente:

"ARTÍCULO 35.- Cuando ambos padres sean beneficiarios de la licencia establecida por la presente ley, la correspondiente al padre será de diez días hábiles".

Artículo 28.- Se entiende por falta al servicio toda inasistencia justificada o no, que no sea consecuencia de una licencia debidamente autorizada.

En caso de inasistencia debidamente justificada, ésta podrá ser imputada a la licencia pendiente de goce, o podrá ser objeto del descuento de haberes que corresponda. Si la inasistencia es injustificada, sin perjuicio del descuento de haberes, se adoptarán las medidas disciplinarias pertinentes.

Derógase el artículo 7° de la Ley N° 16.104, de 23 de enero de 1990, con la redacción dada por el artículo 30 de la Ley N° 16.736, de 5 de enero de 1996.

Artículo 29.- Los funcionarios públicos de la Administración Central que, al 31 de diciembre de 2005, tengan cincuenta y ocho años de edad o más, y que configuren causal jubilatoria antes del 1° de enero de 2008, podrán optar por un incentivo de retiro a percibir mensualmente, por un período máximo de cinco años, o hasta que el beneficiario cumpla los setenta años de edad, en cuyo caso deja de percibir el mismo.

El monto del incentivo, que no tendrá carácter remunerativo, será equivalente al 65% (sesenta y cinco por ciento) del promedio mensual de la totalidad de las retribuciones nominales sujetas a montepío, efectivamente cobradas por todo concepto durante el año 2005, con un tope máximo de $ 30.000 (treinta mil pesos uruguayos), ajustándose en la misma oportunidad y porcentaje que se disponga para los funcionarios de la Administración Central. El incentivo no será materia gravada por tributos de la seguridad social.

Los funcionarios podrán acogerse a la opción de retiro hasta el 30 de junio de 2006 inclusive. Dicha opción tendrá carácter irrevocable y el organismo del cual dependa el funcionario podrá resolver la aceptación de la renuncia, disponiendo que la misma se haga efectiva como máximo dentro de los doce meses siguientes al de la presentación de la opción, siempre que en ese período no cumpla los setenta años de edad. La aceptación de las renuncias que se presenten en el marco de este régimen, requerirá evaluación previa por parte de la Oficina Nacional del Servicio Civil y del Ministerio de Economía y Finanzas.

En caso de fallecimiento o incapacidad del beneficiario, cobrarán vigencia las normas generales en materia de seguridad social, considerándose configuradas, en tales casos, las causales habilitadas para el goce de los beneficios que acuerda el régimen vigente.

A los efectos jubilatorios de la actividad civil, se aplicará como fecha de cese de la condición de activo, el último día del mes de cobro del incentivo.

La totalidad de las retribuciones nominales sujetas a montepío de quienes hayan optado por acogerse al presente régimen, se suprimirá en el grupo 0 de la unidad ejecutora a la que pertenecían, una vez aceptada y hecha efectiva la renuncia, y se habilitará en el grupo 5 en el objeto de gasto correspondiente, previo informe favorable de la Contaduría General de la Nación.

Artículo 30.- Créanse los siguientes cargos en los Incisos y unidades ejecutoras que se indican, a efectos de dar cumplimiento a lo establecido por el artículo 21 de la Ley N° 16.736, de 5 de enero de 1996:

- En el Inciso 05 "Ministerio de Economía y Finanzas", unidad ejecutora 009 "Dirección Nacional de Catastro" del programa 009 "Administración del Catastro Nacional y de Inmuebles del Estado": 1 cargo escalafón A "Técnico Profesional", grado 15, denominación Asesor, serie Abogado.

- En el Inciso 07 "Ministerio de Ganadería, Agricultura y Pesca", unidad ejecutora 001 "Dirección General de Secretaría" del programa 001 "Administración Superior": 1 cargo escalafón C "Administrativo", grado 06, denominación Administrativo III, condición "Se suprime al vacar", serie Administrativo.

- En el Inciso 07 "Ministerio de Ganadería, Agricultura y Pesca", unidad ejecutora 005 "Dirección General de Servicios Ganaderos", del programa 005 "Servicios Ganaderos": 1 cargo en el escalafón B "Técnico Profesional", grado 11, denominación Técnico IV, serie Inspector Veterinario, radicación Montevideo.

- En el Inciso 11 "Ministerio de Educación y Cultura", unidad ejecutora 021 "Dirección General del Registro de Estado Civil", del programa 011 "Inscripciones y Certificaciones Relativas al Estado Civil de las Personas": 1 cargo en el escalafón A "Técnico Profesional", grado 11, denominación Asesor IV, serie Abogado.

Los mismos serán ocupados exclusivamente por los funcionarios cuya situación dio origen a las respectivas creaciones.

Suprímense los siguientes cargos:

- En el Inciso 05 "Ministerio de Economía y Finanzas", unidad ejecutora 009 "Dirección Nacional de Catastro" del programa 809 "Reducción de Cometidos no Prioritarios": 1 cargo escalafón A "Técnico Profesional", grado 15, denominación Asesor, serie Abogado.

- En el Inciso 07 "Ministerio de Ganadería, Agricultura y Pesca", unidad ejecutora 005 "Dirección General de Servicios Ganaderos", del programa 005 "Servicios Ganaderos": 1 cargo en el escalafón D "Especializado", grado 06, denominación Especialista VIII, serie Inspector Veterinario, radicación Montevideo.

- En el Inciso 11 "Ministerio de Educación y Cultura", unidad ejecutora 21 "Dirección General del Registro de

Estado Civil", del programa 011 "Inscripciones y Certificaciones Relativas al Estado Civil de las Personas": 1 cargo en el escalafón C "Administrativo", grado 06, denominación "Jefe II", serie Administrativo.

Artículo 31.- Declárase por vía interpretativa del artículo 3° de la Ley N° 15.851, de 24 de diciembre de 1986, en la redacción dada por el artículo 34 de la Ley N° 16.170, de 28 de diciembre de 1990, que los títulos de Ingeniero Tecnológico expedidos por la Administración Nacional de Educación Pública (ANEP) habilitan el acceso a los cargos y contratos del escalafón A "Personal Técnico Profesional".

SECCIÓN III

ORDENAMIENTO FINANCIERO

Artículo 32.- El Poder Ejecutivo, actuando en Consejo de Ministros, en cumplimiento del cometido de velar por la estabilidad macroeconómica y la sostenibilidad de las cuentas públicas, adoptará las medidas necesarias a los efectos de asegurar que el incremento anual del gasto primario corriente del Gobierno Central no supere, en términos reales, un monto que afecte los parámetros de la estabilidad y la sostenibilidad arriba referidas.

Entiéndase por gasto primario corriente el gasto total de los organismos que componen el Presupuesto Nacional excluidas las partidas de inversiones y las destinadas al pago de intereses de la deuda pública. Quedan excluidas asimismo todas las partidas de gastos correspondientes a los Incisos 25, 26 y 27 del Presupuesto Nacional.

En ocasión de la Rendición de Cuentas anual, el Poder Ejecutivo deberá presentar un informe del estado de las finanzas públicas, evaluando el cumplimiento de la presente norma. De comprobarse un incremento del gasto primario corriente superior a los parámetros a los que se refiere el inciso primero, el Poder Ejecutivo deberá informar las razones que motivaron el mismo y proponer las medidas correctivas necesarias a los efectos de garantizar el cumplimiento de las metas del gasto en un período máximo de doce meses.

Artículo 33.- Previo al cierre del Ejercicio deberá realizarse la programación de la ejecución presupuestal y financiera del Ejercicio siguiente.

El Ministerio de Economía y Finanzas y la Oficina de Planeamiento y Presupuesto establecerán la metodología a aplicar en dicha programación, a efectos de establecer el nivel máximo de compromisos acorde con la evolución de la disponibilidad financiera.

Artículo 34.- Cuando los recursos del Presupuesto Nacional fueran inferiores a los presupuestados, el Poder Ejecutivo podrá establecer límites de ejecución en el presupuesto de gastos de funcionamiento, incluidas las transferencias, y de gastos de inversión de los Incisos contenidos en este Presupuesto Nacional, a fin de ajustar los desvíos producidos.

Estos limites de ejecución en ningún caso afectan a los salarios.

A tales efectos, el Ministerio de Economía y Finanzas realizará su valoración con una periodicidad no superior a seis meses.

Estas limitaciones no afectarán las asignaciones determinadas en la presente ley, suspendiéndose su ejecución hasta tanto se ajusten los ingresos reales a los programados. El Poder Ejecutivo determinará, en función de las prioridades definidas en la exposición de motivos de la presente ley y de los Lineamientos Estratégicos de Gobierno, el tipo de actividad que se priorizará en caso de restricciones fiscales, dando cuenta a la Asamblea General.

Artículo 35.- Sustitúyese el artículo 26 de la Ley N° 17.296, de 21 de febrero de 2001, por el siguiente:

"ARTÍCULO 26.- Las observaciones que por incumplimiento de las normas vigentes de administración financiera, o apartamiento de los Lineamientos Estratégicos del Gobierno formulen los funcionarios de la Contaduría General de la Nación destinados al control presupuestario y financiero, cuando no sean subsanadas por el ordenador competente, serán comunicadas al Ministerio de Economía y Finanzas por la Contaduría General de la Nación.

En caso de desecharse la observación por parte del Ministerio de Economía y Finanzas, se comunicará en un plazo de diez días a la Contaduría General de la Nación a efectos de proseguir con el proceso del gasto. Si se mantiene la misma, el Ministerio de Economía y Finanzas informará a los ordenadores correspondientes para que reconsideren las decisiones observadas en el marco de las pautas presupuestales y financieras dispuestas por el Poder Ejecutivo.

Cuando el ordenador no aceptare la referida observación, el Ministerio de Economía y Finanzas elevará los antecedentes al Poder Ejecutivo, quien en acuerdo con dicho Ministerio, resolverá si autoriza o no, la ejecución del gasto o pago. La ejecución del gasto quedará suspendida hasta tanto el Poder Ejecutivo resuelva en consecuencia".

Artículo 36.- Las unidades ejecutoras de los Incisos de la Administración Central que generen economías en la ejecución de los créditos asignados para gastos de funcionamiento, incluidos suministros, en las financiaciones Rentas Generales y Recursos con Afectación Especial, podrán disponer en el Ejercicio siguiente de hasta el 100% (cien por ciento) de las mismas para reforzar sus créditos de inversión, de acuerdo con lo que determine el Poder Ejecutivo en Consejo de Ministros.

A estos efectos y antes del 31 de marzo de cada Ejercicio, el jerarca del Inciso respectivo deberá justificar ante el Ministerio de Economía y Finanzas y la Oficina de Planeamiento y Presupuesto, que las economías se obtuvieron habiendo dado cumplimiento a las metas estratégicas establecidas en los Lineamientos Estratégicos de Gobierno para ese programa.

<u>Artículo 37</u>.- Deróganse los artículos 771 de la Ley N° 16.736, de 5 de enero de 1996, y 37 de la Ley N° 17.296, de 21 de febrero de 2001.

<u>Artículo 38</u>.- Al cierre de cada Ejercicio, los Incisos del Presupuesto Nacional, podrán disponer de hasta el 100% (cien por ciento) de los Recursos de Afectación Especial disponibles y no comprometidos al 31 de diciembre, para destinarlo al abatimiento de su deuda flotante correspondiente a Rentas Generales. La utilización de los referidos saldos será determinada por el jerarca del Inciso respectivo en acuerdo con el Ministerio de Economía y Finanzas y seguir un criterio de cancelación basado en la antigüedad de las deudas.

<u>Artículo 39</u>.- Derógase el inciso final del artículo 101 de la Ley N° 17.296, de 21 de febrero de 2001.

<u>Artículo 40</u>.- Los recursos obtenidos por la enajenación de bienes inmuebles y bienes de uso propiedad del Estado, serán destinados hasta en un 95% (noventa y cinco por ciento) para financiar inversiones del Inciso y abatir su deuda flotante.

La opción entre las alternativas indicadas al final del párrafo anterior será definida por el jerarca del Inciso en acuerdo con la Oficina de Planeamiento y Presupuesto y con el Ministerio de Economía y Finanzas. Cuando el destino de los recursos sea el abatimiento de deuda flotante deberá darse cumplimiento a los requisitos establecidos en el artículo 38 de la presente ley.

Derógase el artículo 538 de la Ley N° 17.296, de 21 de febrero de 2001.

<u>Artículo 41</u>.- El Poder Ejecutivo podrá disponer del 6% (seis por ciento) del total de los créditos de los grupos 1, 2, 5 y 7 del Presupuesto Nacional, incluidos los correspondientes a la financiación 1.2 "Recursos de Afectación Especial", para reforzar los créditos asignados para gastos de funcionamiento e inversión o habilitar créditos en partidas que no estén previstas.

En ningún caso se podrá reforzar retribuciones personales financiadas con Rentas Generales.

Del monto determinado anteriormente se podrá destinar el 25% (veinticinco por ciento) a reforzar créditos asignados a proyectos de inversión.

Los refuerzos y habilitaciones que se autorizan por esta disposición, se efectuarán siempre con acuerdo del Ministerio de Economía y Finanzas, previo informe de la Contaduría General de la Nación y en lo relativo a proyectos de inversión de la Oficina de Planeamiento y Presupuesto.

La utilización del crédito autorizado en el presente artículo deberá realizarse teniendo en consideración la disponibilidad de espacio fiscal emergente de la ejecución de los restantes créditos presupuestales.

Derógase el artículo 29 del Decreto-Ley N° 14.754, de 5 de enero de 1978, con la redacción dada por el artículo 51 de la Ley N° 17.296, de 21 de febrero de 2001.

Artículo 42.- El Poder Ejecutivo otorgará prioridad al refuerzo de los créditos asignados para remuneraciones, funcionamiento e inversiones con destino al Inciso 07, programas 04 y 05 para mantener y mejorar las condiciones sanitarias de la producción animal, y para fortalecer el Fondo de Apoyo a la Citricultura, creado por la Ley N° 16.332. A esos efectos no regirán las limitaciones establecidas en el artículo anterior en cuanto al objeto del gasto.

Artículo 43.- Podrán realizarse trasposiciones en los créditos de gastos de funcionamiento e inversión entre Incisos que tengan a su cargo el cumplimiento de cometidos con objetivos comunes mediante acuerdos entre Ministerios y Organismos que ratifique el Poder Ejecutivo, los que regirán hasta el 31 de diciembre de cada Ejercicio.

Las solicitudes se tramitarán por los Ministerios y Organismos involucrados ante el Ministerio de Economía y Finanzas, quien las someterá con su opinión a dicha ratificación del Poder Ejecutivo y acompañará los informes previos de la Oficina de Planeamiento y Presupuesto para créditos de inversión y de la Contaduría General de la Nación para créditos de gastos de funcionamiento.

De lo actuado se deberá dar cuenta al Tribunal de Cuentas y a la Asamblea General.

Artículo 44.- El Poder Ejecutivo podrá autorizar, previo informe favorable de la Oficina de Planeamiento y Presupuesto, trasposiciones de asignaciones presupuestales entre proyectos de inversión de distintos programas del mismo Inciso.

La solicitud deberá ser presentada ante la Oficina de Planeamiento y Presupuesto antes del 31 de octubre del Ejercicio correspondiente, en forma fundada e identificando en qué medida el cumplimiento de los objetivos y metas de los programas y proyectos reforzantes y reforzados se verán afectados por la trasposición solicitada.

En ningún caso las trasposiciones podrán obstar ni hacer inviable el cumplimiento de objetivos, metas y proyectos definidos como prioritarios.

De lo actuado se deberá dar cuenta al Tribunal de Cuentas y a la Asamblea General.

Artículo 45.- Sustitúyense los incisos tercero y cuarto del artículo 60 de la Ley N° 16.170, de 28 de diciembre de 1990, en la redacción dada por el artículo 32 de la Ley N° 16.226, de 29 de octubre de 1991, por los siguientes:

> "En todos los casos se dará cuenta a la Contaduría General de la Nación, a la Oficina de Planeamiento y Presupuesto, al Tribunal de Cuentas y a la Asamblea General.
>
> La incorporación de nuevos proyectos de inversión deberá ser aprobada por ley salvo en el caso de los Entes de enseñanza, la que será autorizada por el jerarca respectivo".

Artículo 46.- Derógase el artículo 57 de la Ley N° 16.320, de 1° de noviembre de 1992, en la redacción dada por el artículo 19 de la Ley N° 16.462, de 11 de enero de 1994.

Artículo 47.- El sistema presupuestario deberá incluir sin excepción, todos los ingresos y gastos para cada Inciso, y como tales deberán reflejarse en las Leyes de Presupuesto Nacional y de Rendición de Cuentas. Los mismos deberán figurar por separado y con sus montos íntegros, sin compensaciones entre sí.

En relación a las fuentes de financiamiento cuyos ingresos y gastos no integren el resultado presupuestal, fondos de terceros, donaciones y legados, la Contaduría General de la Nación instruirá la forma de contabilizar la ejecución de los mismos y la periodicidad de las correspondientes rendiciones de cuentas.

Derógase el artículo 55 de la Ley N° 16.736, de 5 de enero de 1996.

Artículo 48.- Las trasposiciones de créditos, asignados a gastos de funcionamiento en los órganos y organismos del Presupuesto Nacional, regirán hasta el 31 de diciembre de cada Ejercicio.

Sólo se podrán trasponer créditos no estimativos con las siguientes limitaciones:

1) Dentro de un programa y con la autorización del respectivo jerarca:

   A) En el grupo 0 "Servicios Personales" no se podrán trasponer ni recibir trasposiciones de otros grupos, como tampoco entre sí, los objetos auxiliares integrantes de los subgrupos 01, 02 y 03.

   B) En los restantes subgrupos, solamente se podrán efectuar hasta el límite del crédito disponible no comprometido y siempre que no correspondan a conceptos retributivos inherentes a cargos, funciones contratadas o de carácter personal, al sueldo anual complementario y a las cargas legales sobre servicios personales.

   C) En los grupos destinados a gastos no se podrán trasponer créditos de objetos destinados exclusivamente a misiones diplomáticas y misiones oficiales (grupo 2 "Servicios no Personales"), salvo entre sí.

D) No podrán trasponerse los siguientes grupos: 5 "Transferencias", 6 "Intereses y otros Gastos de la Deuda", 8 "Aplicaciones Financieras" y 9 "Gastos Figurativos".

E) El grupo 7 "Gastos no Clasificados" no podrá recibir trasposiciones, excepto los objetos de los subgrupos 7.4 "Otras Partidas a Reaplicar" y 7.5 "Abatimiento del Crédito".

F) Los créditos destinados a los suministros de organismos o dependencias del Estado, personas jurídicas de derecho público no estatal y otras entidades que presten servicios públicos nacionales, empresas estatales y paraestatales, solo podrán trasponerse entre sí.

G) Las asignaciones presupuestales destinadas a arrendamientos no podrán ser traspuestas.

2) Entre programas, con la autorización del Ministro de Economía y Finanzas a solicitud fundada del jerarca del Inciso y previo informe de la Contaduría General de la Nación, rigiendo las mismas limitaciones establecidas para las trasposiciones dentro de un programa.

3) Entre financiaciones solo podrán realizarse trasposiciones desde la fuente de financiamiento 1.1 "Rentas Generales" hacia otras fuentes de financiamiento, con exclusión de los objetos de gastos inherentes a suministros.

Las modificaciones de las fuentes de financiamiento previstas en el presente numeral deberán ser autorizadas por el Ministerio de Economía y Finanzas, previo informe de la Contaduría General de la Nación justificando la existencia de disponibilidad suficiente en la fuente con la cual se financia.

Lo dispuesto en este artículo no será aplicable a los organismos comprendidos en el artículo 220 de la Constitución de la República que tuvieren regímenes especiales.

Derógase el artículo 33 de la Ley N° 17.296, de 21 de febrero de 2001, en la redacción dada por el artículo 41 de la Ley N° 17.453, de 28 de febrero de 2002.

Artículo 49.- El pago de retribuciones de Ejercicios vencidos podrá ser autorizado por el Ministerio de Economía y Finanzas siempre que, en el Ejercicio de su devengamiento, se constataren economías en los objetos auxiliares respectivos o en aquellos para los cuales fuera de aplicación el artículo anterior de la presente ley.

Derógase el artículo 7° de la Ley N° 16.170, de 28 de diciembre de 1990.

Artículo 50.- Los Incisos 02 al 15 del Presupuesto Nacional deberán registrar, en la forma y condiciones que establezca la Contaduría General de la Nación y dentro de los treinta días siguientes al cierre de cada mes, la información relativa a la utilización de los fondos recibidos.

Artículo 51.- Sustitúyese el artículo 400 de la Ley N° 15.982, de 18 de octubre de 1988, en la redacción dada por el artículo 29 de la Ley N° 17.296, de 21 de febrero de 2001, por el siguiente:

"ARTÍCULO 400.- Si una sentencia condenara al Estado al pago de una cantidad de dinero líquida y exigible y hubiera quedado ejecutoriada, el acreedor pedirá su ejecución mediante el procedimiento que corresponda. Si se hubiera promovido un incidente liquidatorio o se tratara de una reliquidación, los abogados patrocinantes de la Administración deberán comunicar por escrito al jerarca inmediato en un plazo de tres días hábiles, acompañando fotocopia autenticada de la sentencia definitiva e incidente de la liquidación.

Habiendo quedado ejecutoriada la sentencia o, en su caso, el incidente de liquidación, el órgano judicial interviniente comunicará al Ministerio de Economía y Finanzas que debe ordenar su pago, a quien la sede jurisdiccional designe, en un plazo de cuarenta y cinco días corridos a partir de su notificación.

El Ministerio de Economía y Finanzas deberá efectuar el pago en el mismo plazo, atendiéndose la erogación resultante con cargo al Inciso 24 "Diversos Créditos".

Artículo 52.- Derógase el artículo 30 de la Ley N° 17.296, de 21 de febrero de 2001 y el artículo 31 de la misma ley, este último en la redacción dada por el artículo 82 de la Ley N° 17.556, de 18 de setiembre de 2002.

En consecuencia, podrán, comprometerse gastos de funcionamiento o de inversiones sin que exista crédito disponible cuando se trate del cumplimiento de sentencias judiciales, laudos arbitrales, o situaciones derivadas de lo establecido en los artículos 24 y 35 de la Constitución de la República.

Artículo 53.- Sustitúyese el artículo 401 de la Ley N° 15.982, de 18 de octubre de 1988, en la redacción dada por el artículo 42 de la Ley N° 17.453, de 28 de febrero de 2002, por el siguiente:

"ARTÍCULO 401.- Los Gobiernos Departamentales y los Entes Autónomos y servicios descentralizados industriales y comerciales del Estado, deberán realizar las previsiones correspondientes en oportunidad de proyectar sus presupuestos, para atender el pago de las sentencias previendo los recursos necesarios para financiar las erogaciones del Ejercicio.

Si un Tribunal condenara a algunos de los organismos mencionados en el inciso anterior a pagar una cantidad líquida y exigible, el acreedor pedirá su ejecución mediante el procedimiento que corresponda.

En caso de que hubiera un incidente liquidatorio o se tratara de una reliquidación, los abogados patrocinantes de dichos organismos deberán comunicar por escrito al jerarca inmediato en un plazo de tres días hábiles, acompañando fotocopia autenticada de la sentencia definitiva e incidentes de la liquidación.

Habiendo quedado ejecutoriada la sentencia o, en su caso el incidente de liquidación, el órgano judicial interviniente comunicará al organismo demandado que debe ordenar su pago a quien la sede jurisdiccional designe, en un plazo de cuarenta y cinco días corridos a partir de su notificación, debiendo comunicar al respectivo Tribunal la fecha y pago efectuado.

El organismo en cuestión podrá asimismo convenir el respectivo pago dentro de los referidos cuarenta y cinco días".

SECCIÓN IV

INCISOS DE LA ADMINISTRACIÓN CENTRAL

INCISO 02

PRESIDENCIA DE LA REPÚBLICA

Artículo 54.- Créase en el programa 001 "Determinación y Aplicación de la Política de Gobierno", unidad ejecutora 001, un cargo de Director General de Servicios de Apoyo, literal C) del artículo 9° de la Ley N° 15.809, de 8 de abril de 1986, que se declara de particular confianza.

La actual unidad ejecutora 001 "Presidencia de la República y Oficinas Dependientes", pasará a denominarse "Servicios de Apoyo de la Presidencia de la República".

Las Divisiones existentes en la unidad ejecutora 001 dependerán en forma directa de la Dirección de Servicios de Apoyo, que adicionalmente tendrá a su cargo la ejecución presupuestal de todas las reparticiones y dependencias del Inciso 02 "Presidencia de la República" que no tengan expresamente previstas unidades con ese cometido.

Artículo 55.- Las unidades ejecutoras 003 "Casa Militar", 004 "Oficina de Planeamiento y Presupuesto" y 008 "Oficina Nacional del Servicio Civil", sin perjuicio de su dependencia directa de la Presidencia de la República, se vincularán administrativamente con ésta a través de la Secretaría de la Presidencia.

Artículo 56.- La Secretaría de Prensa y Difusión y la Oficina de Relaciones Públicas y Ceremonial, integrarán el Área de Comunicaciones y se vincularán administrativamente a través de la Prosecretaría de la Presidencia de la República.

Artículo 57.- Transfórmase el cargo de Director de Comunicación Social de la Presidencia de la República, comprendido en el literal D) del artículo 9° de la Ley N° 15.809, de 8 de abril de 1986, en un cargo de Director del Área de Comunicación de la Presidencia de la República, el que estará comprendido en el literal C) de la misma disposición.

Artículo 58.- Créase, dependiendo directamente de la Presidencia de la República, la "Unidad de Asesoramiento y Monitoreo de Políticas".

Tendrá como cometido el asesoramiento al Presidente de la República en las áreas que éste determine y el seguimiento de las determinaciones políticas del Poder Ejecutivo, cuando éste así lo establezca.

Artículo 59.- Créase en el programa 001 "Determinación y Aplicación de la Política de Gobierno", un cargo de Coordinador de los Servicios de Inteligencia del Estado, el que se declara de particular confianza, y queda comprendido en el literal C) del artículo 9° de la Ley N° 15.809, de 8 de abril de 1986.

El mismo dependerá en forma directa del Presidente de la República y tendrá por cometido la coordinación de los servicios estatales con injerencia en la materia, sin perjuicio de las responsabilidades políticas que le correspondan a los jerarcas de los Incisos en cuyo ámbito actúan.

Artículo 60.- Créase el "Servicio de Seguridad Presidencial" que dependerá directamente de la Prosecretaría de la Presidencia.

Autorízase a la Contaduría General de la Nación, a iniciativa de la Presidencia de la República, a transferir a la unidad ejecutora 001 "Servicios de Apoyo de la Presidencia de la República", los créditos presupuestales asignados a la unidad ejecutora 003 "Casa Militar" de los Servicios mencionados.

Artículo 61.- El personal policial asignado al Servicio de Seguridad Presidencial mantendrá su estado, así como los derechos funcionales correspondientes a su condición, y al escalafón y grado al que pertenezcan, sin perjuicio del ascenso al que tuvieren derecho, previo cumplimiento de los requisitos objetivos del caso.

Artículo 62.- La Presidencia de la República asignará al personal del Servicio de Seguridad Presidencial, en base a pautas objetivas y a las responsabilidades a reglamentar, una compensación especial mensual por las tareas a desempeñar. Dicha compensación se otorgará por diferencia, hasta cubrir un nivel máximo de retribución por todo concepto, excepto antigüedad, beneficios sociales y el eventual otorgamiento de la compensación por asistencia directa a que refiere el artículo siguiente, si correspondiere.

La Contaduría General de la Nación habilitará los créditos correspondientes.

Artículo 63.- El personal integrante del Servicio de Seguridad Presidencial directamente afectado a la custodia del Presidente, tanto el que tenga la calidad de funcionario público como el contratado en el régimen establecido en el artículo 83 de la Ley N° 16.736, de 5 de enero de 1996, tendrá igualmente derecho a la percepción de la compensación establecida en el inciso segundo del artículo 80 de la citada ley.

Quienes sean alcanzados por esta disposición no se entenderán comprendidos dentro de la limitación fijada por el inciso tercero del mismo artículo.

Artículo 64.- Deróganse los artículos 105 del Decreto-Ley N° 14.189, de 30 de abril de 1974, 25 del Decreto-Ley N° 14.985, de 28 de diciembre de 1979, 110 de la Ley N° 15.809, de 8 de abril de 1986, 51 de la Ley N° 15.903, de 10 de noviembre de

1987, 78 de la Ley N° 16.170, de 28 de diciembre de 1990, y 81 de la Ley N° 16.736, de 5 de enero de 1996.

Artículo 65.- Sustitúyese el artículo 83 de la Ley N° 16.736, de 5 de enero de 1996, por el siguiente:

"ARTÍCULO 83.- Asígnase al programa 001, 'Determinación y Aplicación de la Política de Gobierno', unidad ejecutora 001 'Servicios de Apoyo de la Presidencia de la República' del Inciso 02 'Presidencia de la República' una partida anual de $ 8.000.000 (ocho millones de pesos uruguayos), a efectos de atender las erogaciones que demande la contratación de personas que, en calidad de adscriptos, colaboren directamente con el Presidente de la República, el Secretario de la Presidencia de la República y el Prosecretario de la Presidencia de la República, por el término que éstos determinen y no más allá de sus respectivos mandatos.

Las personas comprendidas en la situación precitada no adquirirán la calidad de funcionarios públicos. Si la contratación recayere en funcionarios públicos, podrán éstos optar por el régimen que se establece en el presente artículo, manteniendo la reserva del cargo o contrato de función pública de su oficina de origen, de acuerdo al régimen general previsto para la reserva de cargos políticos o de particular confianza.

La Contaduría General de la Nación habilitará por trasposición la partida presupuestal correspondiente en el grupo 0 del gasto".

Artículo 66.- Sustitúyese el artículo 57 de la Ley N° 17.296, de 21 de febrero de 2001, por el siguiente:

"ARTÍCULO 57.- Asígnase a la unidad ejecutora 001 'Servicios de Apoyo de la Presidencia de la República' del programa 001 'Determinación y Aplicación de la Política de Gobierno' del Inciso 02 'Presidencia de la República', una partida anual de $ 3.197.000 (tres millones ciento noventa y siete mil pesos uruguayos) con cargo a Rentas Generales, para atender gastos de funcionamiento de la Secretaría Nacional de Drogas.

La Presidencia de la República comunicará a la Contaduría General de la Nación la desagregación de la referida partida en grupos y objetos del gasto".

Artículo 67.- Agrégase al artículo 63 del Decreto-Ley N° 14.294, de 31 de octubre de 1974, en la redacción dada por el artículo 5° de la Ley N° 17.016, de 22 de octubre de 1998, los siguientes incisos:

"Sin perjuicio de lo expresado, el Juez o el Tribunal en su caso, podrá disponer el decomiso aun durante la sustanciación del proceso y antes del dictado de la sentencia de condena, cuando los bienes, productos o instrumentos de que se trate fuesen, por su naturaleza, perecederos o susceptibles de deterioro que los torne inutilizables. Si en definitiva, el propietario de los mismos fuese eximido de responsabilidad en la causa, o cuando sean de aplicación los artículos 64 y 65 de esta ley, el interesado podrá solicitar la reparación por parte del Estado por los daños y perjuicios resultantes del decomiso.

No obstante lo dispuesto en el inciso anterior, en cualquier etapa del proceso en la que el indagado o el imputado no fuera habido, se librará la orden de prisión respectiva, y transcurrido seis meses sin que haya variado la situación, caducará todo derecho que el mismo pueda tener sobre los bienes, productos o instrumentos que se hubieren cautelarmente incautado, operando la confiscación de pleno derecho procediéndose conforme al artículo 67 de la citada norma".

Artículo 68.- Sustitúyese el artículo 67 del Decreto-Ley N° 14.294, de 31 de octubre de 1974, en la redacción dada por el artículo 5° de la Ley N° 17.016, de 22 de octubre de 1998, por el siguiente:

"ARTÍCULO 67.- Toda vez que se confisquen bienes, productos o instrumentos, conforme con lo dispuesto en la presente ley, que no deban ser destruidos ni resulten perjudiciales para la población, el Juez de la causa los pondrá a disposición de la Junta Nacional de Drogas, que tendrá la titularidad y disponibilidad de los mismos. Dicho organismo determinará el destino, pudiendo optar según las características de los bienes, productos o instrumentos por lo que sea más conveniente y oportuno al caso concreto:

A) Retenerlos para uso oficial en los programas y proyectos a cargo de la misma.

B) Transferir los mismos o el producido de su enajenación, a cualquier entidad pública que haya participado directa o indirectamente en su incautación o en la coordinación de programas de prevención o represión en materia de drogas.

C) Transferir esos bienes, productos o instrumentos, o el producto de su venta, a cualquier entidad pública o privada dedicada a la prevención del uso indebido de drogas, el tratamiento, la rehabilitación y la reinserción social de los afectados por el consumo.

La Secretaría Nacional de Drogas solicitará al Ministerio de Economía y Finanzas el refuerzo de los créditos presupuestales asignados, en función de las recaudaciones reales producidas por estos conceptos. Los refuerzos solicitados podrán tener destino tanto para gastos de funcionamiento como de inversión".

Artículo 69.- El Presidente de la República, actuando en Consejo de Ministros determinará la política de transformación del Estado con asesoramiento de la Oficina de Planeamiento y Presupuesto y de la Oficina Nacional del Servicio Civil.

Artículo 70.- Deróganse los artículos 704, 705 y literal D) del artículo 706 de la Ley N° 16.736, de 5 de enero de 1996, y sustitúyese el artículo 703 de la misma ley, por el siguiente:

"ARTÍCULO 703.- Cométese a la Oficina de Planeamiento y Presupuesto y a la Oficina Nacional del Servicio Civil, que actuarán coordinadamente con el Ministerio de Economía y Finanzas, a desarrollar el programa de transformación del Estado, así como a verificar el cumplimiento de las metas fijadas al respecto".

Artículo 71.- Todas las atribuciones y referencias realizadas al Comité Ejecutivo para la Reforma del Estado por normas legales o reglamentarias anteriores a la vigencia de la presente ley, se entenderán realizadas a la unidad ejecutora 004 "Oficina de Planeamiento y Presupuesto" del programa 002 "Planificación del Desarrollo y Asesoramiento para el Sector Público", y a la unidad ejecutora 008 "Oficina Nacional del Servicio Civil" del programa 004 "Política, Administración y Control del Servicio Civil" del Inciso 02 "Presidencia de la República".

Sin perjuicio, en los procesos iniciados antes de la vigencia de la presente ley referidos en los literales A), B) y C) del artículo 706 de la Ley N° 16.736, de 5 de enero de 1996, pendientes a la fecha de vigencia de la norma, entenderán coordinadamente la Oficina de Planeamiento y Presupuesto y la Oficina Nacional del Servicio Civil, de acuerdo a sus respectivas competencias.

Artículo 72.- Créase la Agencia para el Desarrollo del Gobierno Electrónico que funcionará con autonomía técnica y se comunicará con el Poder Ejecutivo a través de la Oficina de Planeamiento y Presupuesto.

Su objetivo será procurar la mejora de los servicios del ciudadano, utilizando las posibilidades que brindan las tecnologías de la información y las comunicaciones. Los cometidos asignados por el Decreto 225/000, de 8 de agosto de 2000, así como sus complementarios y modificativos, serán reasignados a esta Agencia.

Tendrá un Consejo Directivo Honorario encargado de diseñar las líneas generales de acción y evaluar el desempeño y resultados obtenidos. Estará integrado por seis miembros designados por el Presidente de la República, uno de los cuales actuará en representación de la Oficina de Planeamiento y Presupuesto.

Asimismo tendrá un Consejo Asesor Honorario, compuesto por siete miembros nombrados anualmente por el Presidente de la República, a propuesta del Consejo Directivo Honorario, elegidos entre los Jerarcas del sector Informática de los organismos estatales.

La estructura operativa permanente de esta Agencia será provista por la Oficina de Planeamiento y Presupuesto, que le asignará para el cumplimiento de sus objetivos los recursos necesarios de los previstos en el artículo 456 de la presente ley.

También podrá disponer para su funcionamiento, de otras partidas que se le asignen o de cualquier otro financiamiento que reciba para cumplir los programas de sus competencias.

Artículo 73.- Facúltase al Poder Ejecutivo a contratar hasta veintiún funcionarios con cargo al crédito asignado al Programa de Apoyo al Sector Productivo previsto en el planillado anexo a la presente ley, a fin de atender su administración y supervisión.

Dicha contratación recaerá en primer término en quienes eran titulares de funciones contratadas de carácter permanente en los proyectos 720 "Cuenca Arrocera", 721 "Cuenca Lechera" y 780 "Cuenca Lechera II".

Artículo 74.- Habilítase en la unidad ejecutora 008 "Oficina Nacional del Servicio Civil" del Inciso 02 "Presidencia de la República", en el objeto del gasto 057, una partida anual de $ 627.000 (seiscientos veintisiete mil pesos uruguayos) a los efectos de atender las contrataciones de becarios o pasantes en la mencionada unidad ejecutora.

Artículo 75.- Modifícase el artículo 200 de la Ley N° 13.640, de 26 de diciembre de 1967, el que quedará redactado de la siguiente manera:

> "ARTÍCULO 200.- Se entenderá que las disposiciones que acuerden franquicias de porte, solo comprenden los envíos y documentos de hasta doscientos gramos, no siendo aplicables a impresos, revistas, folletos y otros objetos que deberán pagar el franqueo corriente".

Artículo 76.- Deróganse los literales A), B), C), E), F), G), I) y K), del artículo 197 de la Ley N° 13.640, de 26 de diciembre de 1967, en la redacción dada por el artículo 370 de la Ley N° 16.170, de 28 de diciembre de 1990.

Artículo 77.- La política postal procurará asegurar la continuidad, la regularidad y la universalidad de los servicios postales, así como el acceso de los habitantes a dichos servicios en condiciones de igualdad, de inviolabilidad y de secreto de la correspondencia. El Servicio Postal Universal, se define como aquel servicio que el Estado asegurará a sus habitantes en todo el territorio nacional en forma permanente y en condiciones de calidad y precios razonables. El Servicio Postal Universal, estará a cargo de la Administración Nacional de Correos y comprende la admisión, el procesamiento, el transporte y la distribución de envíos o productos postales sin valor agregado de hasta dos kilogramos de peso. El Poder Ejecutivo, con el previo asesoramiento de la Unidad Reguladora de Servicios de Comunicaciones, podrá modificar la delimitación del Servicio Postal Universal, en función de las necesidades de los habitantes, por consideraciones de política postal, por la evolución tecnológica o por la demanda de servicios en el mercado.

Artículo 78.- Créase la Tasa de Financiamiento del Servicio Postal Universal que pagarán quienes realicen envíos postales, excluidas las personas físicas y las dependencias públicas. Todos los operadores postales, incluida la Administración Nacional de Correos, oficiarán como agentes de retención de esta tasa.

El monto máximo a aplicar por envío, excluidos los correspondientes al Servicio Postal Universal, será de $ 2,50 (dos pesos uruguayos con cincuenta centésimos) y se reajustará de acuerdo a la variación del Índice de Precios al Consumo (IPC) calculado por el Instituto Nacional de Estadística (INE).

El Poder Ejecutivo, con el asesoramiento de la Unidad Reguladora de Servicios de Comunicaciones, establecerá el monto a tributar con vigencia al 1° de enero de cada año, y reglamentará su forma de percepción y de contralor.

Artículo 79.- La tasa establecida en el artículo anterior será vertida por los operadores postales a la Unidad Reguladora de Servicios de Comunicaciones, creándose un Fondo de Servicio Universal que será administrado por ésta, la que determinará, anualmente, el costo del Servicio Postal Universal en base a los criterios que oportunamente establezca y reglamentará las condiciones de compensaciones de gastos y de transferencias al prestador del Servicio Postal Universal.

INCISO 03

MINISTERIO DE DEFENSA NACIONAL

Artículo 80.- Transfiérense en todas las unidades ejecutoras del Inciso 03 "Ministerio de Defensa Nacional" los créditos del objeto del gasto 234.002, con los que se abona al personal subalterno del escalafón "K" y al personal civil equiparado a dicha categoría una partida que varía según la constitución del núcleo familiar, al grupo 0 "Retribuciones Personales", objeto del gasto "Prima Solidaria Familiar", la que tendrá carácter de beneficio social.

Artículo 81.- Autorízase a la unidad ejecutora 033 "Dirección Nacional de Sanidad de las Fuerzas Armadas", del Inciso 03 "Ministerio de Defensa Nacional" a percibir por actividades de capacitación profesional en el área de la salud, realizadas en su órbita, las sumas que se generen por tal concepto, provenientes de personas físicas o jurídicas ajenas a la misma.

Dichas contraprestaciones estarán comprendidas dentro de lo establecido en el artículo 101 de la Ley N° 17.556, de 18 de setiembre de 2002, en su carácter de venta de servicios, y serán destinadas a reintegrar y solventar gastos de funcionamiento ocasionados por las actividades propias de dicha actividad.

Artículo 82.- Los cargos del personal militar y civil deberán ser provistos a través del sistema de concurso de oposición y/o méritos, en el caso de ingresos y mediante las reglas del ascenso, cuando el personal ya se encontrase cumpliendo funciones.

Artículo 83.- Créanse en el Inciso 03 "Ministerio de Defensa Nacional", programa 001, unidad ejecutora 001 "Dirección General de Secretaría de Estado" los siguientes cargos de particular confianza:

- Director General de Recursos Financieros.

- Director General de Recursos Humanos.

- Director General de Servicios Sociales.

- Asistente de Sanidad.

- Asistente Letrado Adjunto.

- Consejero de Institutos de Formación Militar.

- Subdirector General de Secretaría.

La retribución de los tres cargos de Director General y el de Subdirector General se regirá por lo dispuesto en el literal D) del artículo 9° de la Ley N° 15.809, de 8 de abril de 1986. Los tres cargos restantes serán remunerados de conformidad con lo dispuesto en el literal F) de la citada disposición legal.

Artículo 84.- Autorízase a la unidad ejecutora 034, "Dirección General de los Servicios de las Fuerzas Armadas", del programa 07 "Seguridad Social Militar", del Inciso 03 "Ministerio de Defensa Nacional", a percibir a través de su organismo dependiente, Servicio de Tutela Social de las Fuerzas Armadas, recaudaciones por la explotación del Parador Tajes ubicado en el paraje "Los Cerrillos" del departamento de Canelones y disponer de la totalidad de las mismas como recursos con afectación especial, con destino a financiar inversiones y gastos de funcionamiento de sus instalaciones.

INCISO 04

MINISTERIO DEL INTERIOR

Artículo 85.- En los cargos de personal subalterno del Subescalafón de Policía Ejecutiva, suprímese el paréntesis presupuestal (PF) Policía Femenina, creado por el artículo 189 del Decreto-Ley N° 14.189, de 30 de abril de 1974.

Artículo 86.- Créase la función contratada de Inspector Mayor (Técnico Profesional), Ingeniero de Sistemas en carácter de Contratado Civil, en la unidad ejecutora 031 "Dirección Nacional de Identificación Civil" del Inciso 04 "Ministerio del Interior".

Artículo 87.- Créanse en la unidad ejecutora 001 "Secretaría del Ministerio del Interior" del programa 001 del Inciso 04, las siguientes funciones contratadas:

Un Inspector Mayor (PE) (CP) "Asistente Social".

Un Inspector Mayor (PE) (CP) "Educador Social".

Dos Inspector Mayor (PE) (CP) "Psicólogo".

Un Inspector Mayor (PE) (CP) "Maestro de Educación Primaria".

Dos Inspector Mayor (PT) (CC) "Abogado".

Cuatro Comisario Inspector (PE) (CP) "Educador Social".

Once Comisario (PE) (CP) "Educador Social".

Un Comisario (PE) (CP) "Profesor de Educación Física".

Un Subcomisario (PE) (CP) "Sociólogo".

Un Subcomisario (PE) (CP) "Psicólogo".

Los titulares de las funciones que se crean estarán destinados a prestar servicios en el Centro Nacional de Rehabilitación (CNR), facultándose al Ministerio del Interior a disponer, cuando estime que se dan las condiciones adecuadas, el pasaje de la referida repartición a la órbita de la Dirección Nacional de Cárceles, Penitenciarías y Centros de Recuperación.

Artículo 88.- Derógase el artículo 120 de la Ley N° 17.296, de 21 de febrero de 2001.

Artículo 89.- Facúltase al Ministerio del Interior a disponer el pasaje gradual de la administración de los establecimientos carcelarios del interior del país de las Jefaturas de Policías Departamentales a la Dirección Nacional de Cárceles, Penitenciarías y Centros de Recuperación.

Dicho pasaje implicará la transferencia simultánea de los recursos humanos, materiales y financieros afectados al funcionamiento de los establecimientos, lo cual se regularizará en la instancia presupuestal inmediata siguiente.

Artículo 90.- Exceptúase de lo establecido en el artículo 124 de la Ley N° 17.296, de 21 de febrero de 2001, al personal del Subescalafón de Servicio (PS) del programa 013, unidad ejecutora 030 "Dirección Nacional de Sanidad Policial".

Artículo 91.- Los cargos de Comisario (PT) Abogado Regional, establecidos en el artículo 182 del Decreto-Ley N° 14.189, de 30 de abril de 1974, y en el artículo 221 de la Ley N° 15.809, de 8 de abril de 1986, pasarán a revistar presupuestalmente en el Subescalafón Técnico Profesional de Secretaría (programa 4.01), bajo la denominación Comisario (PT) (Abogado).

<u>Artículo 92</u>.- Modifícase el inciso final del numeral IV) del artículo 182 del Decreto-Ley N° 14.189, de 30 de abril de 1974, el que quedará redactado de la siguiente manera:

"IV) En cada una de las Regiones Policiales establecidas para el funcionamiento de los Tribunales de Honor de la Policía (artículo 14 del Decreto N° 716/971, de 1° de noviembre de 1971), habrá un Abogado cuya función será la de asesorar a las Jefaturas de Policía que integren la Región respectiva. Sus titulares deberán radicarse en las ciudades que indicará el Ministerio del Interior ubicadas en cada una de las Regiones correspondientes".

<u>Artículo 93</u>.- Sustitúyese el artículo 134 de la Ley N° 17.296, de 21 de febrero de 2001, por el siguiente:

"ARTÍCULO 134.- Se exonera del pago de la tasa correspondiente a toda persona nacida en hospitales públicos dentro del territorio nacional que tramite cédula de identidad por primera vez.

Asimismo, se exonera del pago de la tasa correspondiente a toda persona en situación de pobreza que tramite renovación de cédula de identidad o que, fuera del caso previsto en el inciso anterior, tramite cédula de identidad por primera vez.

Dicha situación de pobreza será determinada con debida justificación y bajo su más seria responsabilidad, indistintamente, por el Ministerio de Desarrollo Social (MIDES), el Instituto del Niño y Adolescente del Uruguay (INAU), la Dirección Nacional de Prevención Social del Delito, el Banco de Previsión Social (BPS), la Administración Nacional de Educación Pública (ANEP) (Consejo de Educación Primaria), los hospitales públicos dependientes del Ministerio de Salud Pública y de la

Universidad de la República, las Defensorías Públicas en materia de Familia y de Menores, y los consultorios jurídicos gratuitos dependientes de la Facultad de Derecho de la Universidad de la República, extendiendo certificado a fin de ser presentado ante la Dirección Nacional de Identificación Civil.

Queda facultada la Dirección Nacional de Identificación Civil para realizar la revisión de la situación planteada, como también a tramitar en su órbita, auxiliatoria de pobreza si no considerare suficiente el certificado extendido o la persona no contare con éste y la situación lo ameritare.

A los efectos de esta ley se considera persona en situación de pobreza, a toda aquella que presente carencias críticas en sus condiciones de vida".

Artículo 94.- Asígnase un crédito presupuestal anual de $ 29.000.000 (veintinueve millones de pesos uruguayos) a los efectos de abonar una compensación fija especial mensual a los integrantes del Subescalafón Ejecutivo en la categoría de personal subalterno del escalafón L, que estén prestando servicios efectivos permanentes en establecimientos carcelarios o en tareas directas de prevención y represión de delitos.

El Ministerio del Interior determinará, mediante resolución fundada, las unidades organizativas cuyo personal estará comprendido en el beneficio creado por el inciso anterior.

Dicha compensación estará sujeta a montepío.

Artículo 95.- Créase, con carácter de particular confianza, el cargo de Fiscal Letrado de Policía, el que estará comprendido en el literal D) del artículo 9° de la Ley N° 15.809, de 8 de abril de 1986. Deberá tratarse de un abogado con más de diez años de antigüedad en la profesión.

Durará en la función hasta el término del período de gobierno en el que fue designado, salvo que sea ratificado en el cargo por las nuevas autoridades.

El Poder Ejecutivo reglamentará esta disposición así como el funcionamiento operativo de la Fiscalía Letrada de Policía.

Derógase el artículo 135 de la Ley N° 16.736, de 5 de enero de 1996.

Suprímese un cargo de Inspector Principal (PT) (Abogado) del Subescalafón técnico profesional del escalafón L, del programa 01, unidad ejecutora 001 del Inciso 04 "Ministerio del Interior".

<u>Artículo 96</u>.- Modifícase el inciso primero del artículo 146 de la Ley N° 16.170, de 28 de diciembre de 1990, el que quedará redactado de la siguiente manera:

> "ARTÍCULO 146.- Establécese una única circunscripción nacional para el ascenso a los grados 11 al 14 del Subescalafón Ejecutivo, así como una única circunscripción nacional para la determinación del destino de los titulares de los grados 10 al 14. Se exceptúa en la determinación del destino de los titulares de los grados 10, aquellos pertenecientes a las unidades especializadas de la Policía Nacional".

<u>Artículo 97</u>.- Agrégase al artículo 49 de la Ley Orgánica Policial en la redacción dada por el artículo 147 de la Ley N° 16.170, de 28 de diciembre de 1990, el siguiente inciso:

> "Los ascensos al grado de Inspector Principal e Inspector Mayor del Subescalafón Ejecutivo, se dispondrán de la misma forma dispuesta por el inciso anterior para el ascenso al grado de Inspector General. Lo dispuesto en este inciso se aplicará para los ascensos que se produzcan a partir del 1° de febrero de 2006".

Artículo 98.- El cargo de Director Nacional de Sanidad Policial creado por el artículo 117 de la Ley N° 17.296, de 21 de febrero de 2001, será ocupado por un Oficial Superior en actividad, procurando que el mismo tenga la debida versación en materia de dirección y administración de servicios de salud.

Artículo 99.- Agrégase al artículo 150 de la Ley N° 16.736, de 5 de enero de 1996, los siguientes incisos:

"La reestructura administrativa será realizada únicamente para lograr racionalizaciones generales no pudiendo atender casos puntuales.

Las transformaciones de cargos y funciones no podrán desconocer las normas jurídicas que regulan la carrera administrativa de los funcionarios policiales".

Artículo 100.- Las sumas percibidas por la Dirección Nacional de Cárceles, Penitenciarías y Centros de Recuperación y por las Jefaturas de Policía departamentales que tengan a su cargo establecimientos carcelarios, por concepto de la venta de bienes o prestación de servicios a terceros, que sean producto del trabajo de reclusos, constituirán fondos de terceros.

Estos fondos serán administrados por la referida Dirección Nacional y las Jefaturas de Policía respectivas, que efectuarán los pagos de los peculios correspondientes de los reclusos, así como de las materias primas, gastos generales y adquisición o reposición de equipos que insuman dichas actividades.

Artículo 101.- Créase la función contratada de Inspector Mayor (PA) (Administrativo), en carácter de Contratado Policial, en la unidad ejecutora 026 "Dirección Nacional de Cárceles, Penitenciarías y Centros de Recuperación" del Inciso 04 "Ministerio del Interior".

Suprímense un cargo de Comisario (PA) (Administrativo) y dos cargos de Agentes de Segunda (PE) (Especializado) en la unidad ejecutora 001 "Secretaría del Ministerio del Interior" del Inciso 04 "Ministerio del Interior".

La presente disposición no significará incremento de costo presupuestal.

Artículo 102.- Facúltase al Ministerio del Interior a realizar convenios con las empresas públicas a efectos de compensar la facturación por bienes o servicios prestados a esa Secretaría de Estado, con los créditos que la misma tenga contra dichas empresas públicas por concepto de servicios del artículo 222 de la Ley N° 13.318, de 28 de diciembre de 1964.

El Poder Ejecutivo instrumentará la presente norma de forma de asegurar la efectiva versión de los montos compensados a favor del Ministerio del Interior, y su aplicación a los fines previstos en la referida ley y el pago a los funcionarios policiales, que prestaron el servicio mencionado, en los plazos correspondientes.

INCISO 05

MINISTERIO DE ECONOMÍA Y FINANZAS

Artículo 103.- Los funcionarios del Inciso 05 "Ministerio de Economía y Finanzas" que pasen a prestar funciones en comisión al amparo de lo dispuesto en el artículo 32 de la Ley N° 15.851, de 24 de diciembre de 1986, en la redacción dada por el artículo 67 de la Ley N° 17.556, de 18 de setiembre de 2002, dejarán de percibir la compensación prevista por el artículo 183 de la Ley N° 17.296, de 21 de febrero de 2001.

Artículo 104.- Modifícase el artículo 221 de la Ley N° 16.170, de 28 de diciembre de 1990, el que quedará redactado de la siguiente manera:

"ARTÍCULO 221.- Inclúyese en las excepciones del artículo 71 de la Ley N° 15.809, de 8 de abril de 1986, al Inciso 05 Ministerio de Economía y Finanzas".

Artículo 105.- Facúltase al Servicio de Garantía de Alquileres de la Contaduría General de la Nación, a suscribir con el refrendo del Ministerio de Economía y Finanzas, convenios con personas físicas o jurídicas cuya finalidad sea la celebración de contratos de arrendamientos.

Asimismo, dicho Servicio queda facultado a administrar los fondos asignados para cumplir la operativa de dichos convenios.

Los contratos, en lo referente a los procedimientos administrativos y judiciales, serán regulados al amparo de lo establecido por la Ley N° 9.624, de 15 de diciembre de 1936, modificativas y concordantes.

Artículo 106.- Facúltase a la Auditoría Interna de la Nación, a suscribir convenios con instituciones de educación superior, para el apoyo en la realización de las tareas y cometidos definidos en el marco de las normas legales vigentes.

Artículo 107.- Créase la función de Subdirector General de la Dirección General Impositiva (DGI).

La persona que desempeñará dicha función será designada por el Poder Ejecutivo, entre funcionarios públicos del Inciso 05 "Ministerio de Economía y Finanzas", con una antigüedad no menor a un año.

Artículo 108.- Créanse las funciones de alta prioridad de Director de División Interior y Director de División Grandes

Contribuyentes, las que estarán comprendidas en el régimen establecido en el artículo 7° de la Ley N° 16.320, de 1° de noviembre de 1992.

Artículo 109.- Autorízase a la Dirección General Impositiva (DGI) a llevar los Registros Públicos previstos en los artículos 28 y 39 del Decreto-Ley N° 1.421, de 31 de diciembre de 1878, a efectos de extender y autorizar escrituras públicas de apoderamiento y sus modificativas e incorporar actas y documentación, según corresponda, vinculado con el desarrollo de la actividad de dicho organismo en cumplimiento de las competencias asignadas.

Dichos registros serán llevados por los Escribanos Públicos funcionarios de la mencionada Dirección, habilitándose exclusivamente para ellos y por vía de excepción, a quienes se desempeñan en régimen de dedicación total o exclusiva. Los referidos funcionarios mientras se desempeñen en el mencionado régimen no podrán llevar su propio protocolo o registro de protocolizaciones, y percibir compensación pecuniaria adicional a sus salarios.

A todos los efectos se mantendrá la superintendencia dispuesta por el artículo 77 del Decreto-Ley referido y del artículo 404 de la Ley N° 13.032, de 7 de diciembre de 1961.

Artículo 110.- Declárase con carácter interpretativo, para los funcionarios de la Dirección General Impositiva (DGI), que el artículo 15 de la Ley N° 17.556, de 18 de setiembre de 2002, respecto de los ajustes de las sumas que se perciban por retiro incentivado hacen referencia únicamente a los aumentos básicos y no a los resultantes de la aplicación del nuevo régimen de Desempeño por Dedicación Exclusiva previsto en el artículo 2° de la Ley N° 17.706, de 4 de noviembre de 2003.

Artículo 111.- El Ministerio de Economía y Finanzas podrá autorizar a la Dirección General Impositiva (DGI) la utilización de hasta $ 5.000.000 (cinco millones de pesos uruguayos) anuales destinados a gastos de inversión, en función del cumplimiento de los compromisos de gestión oportunamente suscritos.

Artículo 112.- Modifícase el inciso cuarto del artículo 189 de la Ley N° 16.736, de 5 de enero de 1996, en la redacción dada por el artículo 164 de la Ley N° 17.296, de 21 de febrero de 2001, el que quedará redactado de la siguiente manera:

> "Del excedente, previa deducción de las previsiones para el sueldo anual complementario y las aportaciones patronales correspondientes a las remuneraciones con cargo a dicho fondo, creado por el artículo 254 de la Ley N° 15.809, de 8 de abril de 1986, será destinado hasta el 3,5% (tres y medio por ciento) del total del fondo a Rentas Generales".

Artículo 113.- Autorízase a la Dirección Nacional de Aduanas a disponer de hasta la suma de $ 1.000.000 (un millón de pesos uruguayos) anuales de sus recursos de afectación especial para atender los gastos de funcionamiento de la guardería infantil del organismo y los gastos de subvención de servicios de ese orden en todo el territorio del país.

Artículo 114.- Facúltase a la Dirección Nacional de Aduanas a contratar hasta setenta pasantes. Los contratos se proveerán previo llamado a concurso de oposición y méritos abierto a todos los ciudadanos de la República, de acuerdo con la reglamentación que dictará el Poder Ejecutivo.

Las referidas contrataciones deberán contar con la conformidad previa del Ministerio de Economía y Finanzas.

Artículo 115.- El 100% (cien por ciento) del producido de las multas por comisión de infracciones aduaneras, cuando los infractores sean organismos comprendidos en el artículo 451 de la Ley N° 15.903, de 10 de noviembre de 1987, se destinará a Rentas Generales.

La presente disposición será de aplicación para todas las multas cobradas a partir de la vigencia de la presente ley.

Artículo 116.- El Ministerio de Economía y Finanzas conformará un grupo de trabajo a fin de presentar una propuesta de mejora de gestión y reforma organizativa de la Dirección Nacional de Aduanas.

Dicho grupo de trabajo deberá expedirse antes del 30 de junio de 2006.

Artículo 117.- Modifícase el artículo 577 del Decreto-Ley N° 14.189, de 30 de abril de 1974, en la redacción dada por el artículo 115 de la Ley N° 15.903, de 10 de noviembre de 1987, el que quedará redactado de la siguiente manera:

"ARTÍCULO 577.- Establécense las siguientes tasas anuales para las respectivas autorizaciones de juegos a cargo de la Dirección Nacional de Loterías y Quinielas:

A) Quinielas.

Agentes: 60 UR

Sucursales: 30 UR

Subagentes: 2 UR

Corredores: 1 UR

B) Loterías.

Agentes: 10 UR

Loteros: 1 UR

C) Las personas físicas o jurídicas que organicen los eventos previstos en el artículo 1° de la Ley N° 17.166, de 10 de setiembre de 1999: 60 UR.

D) Las entidades organizadoras de los eventos previstos en el artículo 2° del Decreto-Ley N° 14.841, de 22 de noviembre de 1978: 60 UR".

Artículo 118.- Los cometidos relacionados con el Área de Comercio Exterior de la unidad ejecutora 014 "Dirección General de Comercio" del Inciso 05 "Ministerio de Economía y Finanzas" que las disposiciones vigentes le atribuyen, serán competencia de la Asesoría en Política Comercial de la unidad ejecutora 001 "Dirección General de Secretaría" de dicho Inciso. Todas las referencias legales realizadas al área que se transfiere se entenderán realizadas a dicha Dirección General de Secretaría.

Artículo 119.- Créase la Unidad Centralizada de Adquisición de Alimentos (UCAA) como órgano desconcentrado del Poder Ejecutivo, sin perjuicio de su facultad de avocación.

La Unidad Centralizada de Adquisición de Alimentos funcionará operativamente en el ámbito del Ministerio de Economía y Finanzas y actuará con autonomía técnica.

Artículo 120.- Compete a esta Unidad la adquisición de alimentos y servicios de alimentación, por cuenta y orden de los organismos usuarios del sistema, con el fin de posibilitar el aprovisionamiento necesario para el normal cumplimiento de sus actividades, asumiendo además las facultades sancionatorias que dichos organismos poseen.

Artículo 121.- Podrán ser usuarios del presente régimen, los organismos de la Administración Central, Entes Autónomos, Servicios Descentralizados, Gobiernos Departamentales y personas de derecho público no estatal, con quienes podrá comunicarse directamente y de quienes podrá requerir todo tipo de información necesaria para el cumplimiento de sus cometidos.

Artículo 122.- En el caso de los organismos no comprendidos en el Presupuesto Nacional, facúltase al Ministerio de Economía y Finanzas a retener de cualquier partida que el Tesoro Nacional tenga a su favor, el precio de las adquisiciones que hubieren éstos realizado mediante este procedimiento de compra.

Artículo 123.- La Unidad Centralizada de Adquisición de Alimentos estará a cargo de un Director Ejecutivo, quien podrá contar con un Subdirector, ambos designados por el Poder Ejecutivo, los que representarán a dicha Unidad en carácter de titular y alterno respectivamente.

Las resoluciones que adopte dicho órgano serán tomadas por una terna conformada por el Director Ejecutivo de la Unidad, un representante de la Oficina de Planeamiento y Presupuesto y un representante de uno de los organismos que sean sus principales usuarios.

Artículo 124.- Para el cumplimiento de sus cometidos, la Unidad Centralizada de Adquisición de Alimentos dispondrá de los siguientes recursos:

A) El aporte del Estado a través de las partidas que se aprueben en el Presupuesto Nacional.

B) El aporte de recursos materiales, humanos y financieros de los organismos usuarios del sistema.

C) El producido de los servicios que preste.

D) Los legados y donaciones que se efectúen a su favor.

E) El producido de las multas que aplique.

F) Los fondos provenientes de cooperación que pudiera ser brindada por organismos internacionales entre otros, cualquiera sea su origen.

Artículo 125.- A los efectos indicados por el literal B) del artículo precedente, la Unidad Centralizada de Adquisición de Alimentos podrá suscribir convenios de asistencia técnica con dichos organismos u otras entidades del sector público, con el objetivo de apoyar la operación de la gestión de compra y los controles posteriores.

Artículo 126.- Facúltase al Poder Ejecutivo a crear unidades centralizadas para la adquisición de otros bienes y servicios que el Estado requiera, aplicando el régimen que se aprueba en los artículos precedentes.

Artículo 127.- Créase la Unidad Centralizada de Adquisición de Medicamentos y Afines del Estado (UCAMAE) como órgano desconcentrado del Poder Ejecutivo, sin perjuicio de su facultad de avocación.

La Unidad Centralizada de Adquisición de Medicamentos y Afines del Estado funcionará operativamente en el ámbito del Ministerio de Economía y Finanzas y actuará con autonomía técnica.

Artículo 128.- Compete a esta Unidad la adquisición de medicamentos, material médico quirúrgico, insumos hospitalarios, bienes y servicios afines, por cuenta y orden de los organismos usuarios del sistema, con el fin de posibilitar el aprovisionamiento necesario para el normal cumplimiento de sus actividades, asumiendo además las facultades sancionatorias que dichos organismos poseen.

Artículo 129.- Podrán ser usuarios del presente régimen, los organismos de la Administración Central, Entes Autónomos, Servicios Descentralizados, Gobiernos Departamentales y personas de derecho público no estatal, con quienes podrá comunicarse directamente y de quienes podrá requerir todo tipo de información necesaria para el cumplimiento de sus cometidos.

Artículo 130.- En el caso de los organismos no comprendidos en el Presupuesto Nacional, facúltase al Ministerio de Economía y Finanzas a retener de cualquier partida que el Tesoro Nacional tenga a su favor, el precio de las adquisiciones que hubieren éstos realizado mediante este procedimiento de compra.

Artículo 131.- La Unidad Centralizada de Adquisición de Medicamentos y Afines del Estado estará a cargo de una Comisión integrada por tres miembros: un representante designado por el Ministerio de Economía y Finanzas que la presidirá, un representante designado por el Ministerio de Salud Pública y un representante de la Oficina de Planeamiento y Presupuesto.

Artículo 132.- Para el cumplimiento de sus cometidos, la Unidad Centralizada de Adquisición de Medicamentos y Afines del Estado dispondrá de los siguientes recursos:

A) El aporte del Estado a través de las partidas que se aprueben en el Presupuesto Nacional.

B) El aporte de recursos materiales, humanos y financieros de los organismos usuarios del sistema.

C) El producido de los servicios que preste.

D) Los legados y donaciones que se efectúen a su favor.

E) El producido de las multas que aplique.

F) Los fondos provenientes de cooperación que pudiera ser brindada por organismos internacionales entre otros, cualquiera sea su origen.

Artículo 133.- A los efectos indicados por el literal B) del artículo precedente, la Unidad Centralizada de Adquisición de Medicamentos y Afines del Estado podrá suscribir convenios de asistencia técnica con dichos organismos u otras entidades del sector público, con el objetivo de apoyar la operación de la gestión de compra y los controles posteriores.

INCISO 06

MINISTERIO DE RELACIONES EXTERIORES

Artículo 134.- Establécese que el cumplimiento de funciones de los funcionarios del Servicio Exterior como Jefe de Misión ante la Asociación Latinoamericana de Integración (ALADI), no se computará como cumplimiento del período mínimo de dos años de adscripción en la Cancillería previsto por el artículo 40 del Decreto-Ley N° 14.206, de 6 de junio de 1974.

Las tareas administrativas, auxiliares y de servicio (incluidas las de chofer) requeridas para el funcionamiento de la respectiva oficina, serán atendidas por funcionarios del Ministerio de Relaciones Exteriores que percibirán las remuneraciones mensuales correspondientes a sus respectivos cargos presupuestales o de función pública como si prestaran funciones en Cancillería.

Artículo 135.- Modifícase el literal A) del artículo 76 de la Ley N° 12.802, de 30 de noviembre de 1960, en la redacción dada por el artículo 79 de la Ley N° 13.892, de 19 de octubre de 1970, el que quedará redactado de la siguiente manera:

"A) Cuando se trate de funcionarios que salgan por primera vez de la República destinados a prestar servicios en una misión diplomática permanente o en una Oficina Consular, medio mes de sueldo de su cargo presupuestal por cada miembro de su familia, incluido el funcionario, para equipo de viaje, hasta un máximo de tres".

Artículo 136.- Los casos en que por situaciones especiales y fundadas de necesidad se disponga la repatriación de compatriotas que se encuentren en el extranjero, el Jefe o Agente Consular, a cargo de la respectiva Oficina Consular será responsable pecuniaria y disciplinariamente del otorgamiento de dicho beneficio cuando se compruebe que actuó negligentemente en el contralor de las causas invocadas para justificar el mismo.

Al momento de ser notificado por el Agente Consular de la concesión del repatrio, el beneficiario deberá suscribir un documento mediante el cual se obliga a devolver los gastos generados en un plazo máximo de seis meses a contar de su regreso a la República. El Ministerio de Relaciones Exteriores tendrá acción ejecutiva para el cobro de los créditos emanados de dicho repatrio, constituyendo título ejecutivo a tales efectos el testimonio del referido documento. En caso de indigencia del repatriado, debidamente acreditada a su retorno a la República, facúltase al Ministerio de Relaciones Exteriores a exonerar al mismo del pago de los gastos de referencia.

Artículo 137.- Sin perjuicio del pago de los aportes patronales correspondientes, el Ministerio de Relaciones Exteriores retendrá y verterá al Banco de Previsión Social, a partir del 1° de enero de 2007, los aportes personales a la seguridad social de los funcionarios del Inciso, que se encuentren cumpliendo funciones permanentes en el exterior, tomando como base de tal aportación, el total de las remuneraciones que percibirían tales funcionarios si estuvieran prestando tareas en Cancillería en territorio nacional.

Artículo 138.- Sustitúyese el artículo 190 de la Ley N° 16.320, de 1° de noviembre de 1992, por el siguiente:

"ARTÍCULO 190.- Las misiones diplomáticas y oficinas consulares de la República en el exterior podrán utilizar la partida de complemento de gastos de oficinas para la adquisición de bienes necesarios para su equipamiento, infraestructura y cumplimiento de sus cometidos. No se autorizarán refuerzos a la referida partida que tengan por objeto financiar tales adquisiciones. Las adquisiciones que se realicen con cargo a dicha partida no serán consideradas inversión a los efectos legales, ni se regirán por la normativa prevista para la materia en la República.

Las adquisiciones que se realicen en cada año deberán ser cubiertas por las asignaciones establecidas para el mismo Ejercicio. Si la adquisición es financiada deberá cumplir con los siguientes requisitos:

A) El plazo máximo de tal financiación no podrá sobrepasar el período estimado de permanencia en destino que le reste cumplir al respectivo Jefe de Misión o titular de la oficina consular.

B) El precio total a financiar deberá cubrirse con el monto de los recursos financieros presupuestalmente aprobados para el respectivo quinquenio.

C) La amortización anual convenida no podrá superar la disponibilidad de la asignación anual prevista para la partida de complemento de gastos de oficina. En caso de déficit, deberá ser cubierto por el propio peculio del Jefe de Misión o titular de la oficina consular que haya dispuesto la adquisición".

Artículo 139.- Exceptúase, por única vez, al Ministerio de Relaciones Exteriores de lo dispuesto por el artículo 283 de la Ley N° 15.809, de 8 de abril de 1986, autorizándosele a utilizar el excedente que se obtenga por la venta del actual edificio sede de la Embajada de la República en la República Argentina, una vez aplicado el producido a la adquisición de un nuevo inmueble, a los solos efectos de cubrir las erogaciones resultantes de rubros salariales, indemnizatorias y previsionales que deban abonarse a los empleados locales actualmente contratados en dicha misión diplomática al efectuarse la readecuación y la reducción de recursos humanos prevista.

Artículo 140.- Sustitúyese el artículo 184 de la Ley N° 17.296, de 21 de febrero de 2001, por el siguiente:

"ARTÍCULO 184.- Al vacar los cargos del escalafón A 'Profesional Universitario' del Inciso 06 'Ministerio de Relaciones Exteriores' actualmente ocupados por funcionarios comprendidos en lo dispuesto por el artículo 44 del Decreto-Ley N° 14.206, de 6 de junio de 1974, en la redacción dada por el artículo 123 de la Ley N° 15.903, de 10 de noviembre de 1987, las vacantes que se generen en el último grado de la serie respectiva, una vez efectuadas las promociones que correspondan, se transformarán en cargos de Economista o Sociólogo, grado 13 del mismo escalafón A. La provisión de los referidos cargos se efectuará por concurso abierto, con las bases que el Ministerio de Relaciones Exteriores reglamentará y a los efectos de que pasen a cumplir las funciones de su profesión en el área de la Cancillería que corresponda a su especialización".

Artículo 141.- Ningún funcionario del escalafón M "Servicio Exterior" o del escalafón A "Profesional Universitario" que al 31 de diciembre de 1985, integraban dicho escalafón, podrá ser acreditado como Jefe de Misión diplomática permanente por más de un total de quince años a lo largo de su carrera funcional. Para el cálculo de dicho período total se tomará en cuenta el tiempo ya cumplido como Jefe de Misión diplomática permanente con anterioridad a la vigencia de la presente ley. El Poder Ejecutivo podrá, por resolución fundada, exceptuar por única vez del límite de quince años establecido en este artículo hasta un máximo de cinco funcionarios.

Artículo 142.- Sustitúyese el artículo 18 del Decreto-Ley N° 14.206, de 6 de junio de 1974, por el siguiente:

"ARTÍCULO 18.- El Poder Ejecutivo podrá asignar a los funcionarios del Servicio Exterior con cargo mínimo de Secretario de Primera hasta dos categorías inmediatas superiores a la que posean, con carácter transitorio y al solo efecto protocolar, cuando las necesidades del servicio lo exijan".

Artículo 143.- Los funcionarios pertenecientes al escalafón A "Profesional Universitario", grado 16, presupuestado, no incluidos en el artículo 46 del Decreto-Ley N° 14.206, de 6 de junio de 1974, con la redacción dada en el artículo 123 de la Ley N° 15.903, del 10 de noviembre de 1987, que hubieren prestado funciones en el exterior con cargo de Ministro a la fecha de la aprobación de la presente ley, serán destinados a prestar función en el exterior, en las mismas condiciones que los funcionarios del Servicio Exterior (escalafón M) con igual rango.

Artículo 144.- Sustitúyese el artículo 36 del Decreto-Ley N° 14.206, de 6 de junio de 1974, en la redacción dada por el artículo 295 de la Ley N° 15.809, de 8 de abril de 1986, el que quedará redactado de la siguiente manera:

"ARTÍCULO 36.- Las vacantes que se produzcan en los cargos del último grado del escalafón del Servicio Exterior, Secretario de Tercera, serán provistas dentro del primer trimestre de cada año y en la forma establecida en los artículos siguientes, por ciudadanos que no hayan cumplido treinta y cinco años de edad y que tengan título de educación terciaria, en carreras con un mínimo de tres años de duración y que hayan sido expedidos por Instituciones legalmente habilitadas en la República o título debidamente revalidado otorgados por Universidades extranjeras".

Artículo 145.- .Sustitúyese el artículo 37 del Decreto-Ley N° 14.206, de 6 de junio de 1974, en la redacción dada por los artículos 295 y 296 de la Ley N° 15.809, de 8 de abril de 1986, el que quedará redactado de la siguiente manera:

"ARTÍCULO 37.- El Concurso de oposición y méritos será organizado y reglamentado por el Ministerio de Relaciones Exteriores por intermedio del Instituto Artigas del

Servicio Exterior y tendrá lugar durante el segundo semestre del respectivo año, debiendo publicarse su convocatoria en el Diario Oficial y en otros dos diarios, por lo menos sesenta días antes de la fecha de iniciación de las pruebas. La convocatoria incluirá información sobre el número de vacantes a ser provistas y los requisitos mínimos exigidos en el artículo anterior.

Un Tribunal designado por el Ministerio de Relaciones Exteriores evaluará los méritos y pruebas de los concursantes, estableciendo un orden de precedencia entre los concursantes que hayan obtenido las mejores calificaciones, hasta completar el número de vacantes fijadas por el Ministerio en la convocatoria.

Derógase el artículo 288 de la Ley N° 15.809, de 8 de abril de 1986, en la redacción dada por el artículo 116 de la Ley N° 15.903, de 10 de noviembre de 1987".

Artículo 146.- Sustitúyese el artículo 38 del Decreto-Ley N° 14.206, de 6 de junio de 1974, en la redacción dada por el artículo 297 de la Ley N° 15.809, de 8 de abril de 1986 y el artículo 69 de la Ley N° 15.851, de 24 de diciembre de 1986, el que quedará redactado así:

"ARTÍCULO 38.- El Poder Ejecutivo proveerá las vacantes de Secretario de Tercera existentes a la fecha de la correspondiente convocatoria, siguiendo el orden de precedencia establecido por el Tribunal del concurso".

Artículo 147.- Sustitúyese el artículo 40 del Decreto-Ley N° 14.206, de 6 de junio de 1974, por el siguiente:

"ARTÍCULO 40.- Todos los funcionarios del Servicio Exterior deberán obligatoriamente rotar en el desempeño de funciones, alternando períodos máximos de cinco años en el exterior y mínimos de dos años en la Cancillería, respectivamente, siendo facultad de la Administración, determinar dentro de los límites establecidos y de acuerdo con las necesidades del servicio, su extensión. Durante la prestación de servicios en el exterior, el funcionario solo podrá ser trasladado una sola vez. Los funcionarios del Servicio Exterior no podrán ser destinados nuevamente a prestar funciones en un mismo destino, hasta tanto hayan cumplido un período de cinco años de servicio en el exterior, en otro diferente. El Poder Ejecutivo por resolución fundada y atento a las necesidades del servicio podrá exceptuar de esta última prohibición hasta un máximo simultáneo de dos Jefes de Misión y por un período máximo de dos quinquenios".

Artículo 148.- Sustitúyese el artículo 42 del Decreto-Ley N° 14.206, de 6 de junio de 1974, en la redacción dada por el artículo 1° de la Ley N° 16.220, de 21 de octubre de 1991, por el siguiente:

"ARTÍCULO 42.- Sin perjuicio de lo establecido en el artículo anterior, el Poder Ejecutivo, sin atender al cumplimiento de los plazos de rotación y de la limitación de un solo traslado establecidos en el artículo 40, podrá dar destino, trasladar o disponer por única vez la permanencia simultánea en el exterior de hasta un máximo de cinco Jefes de Misión. Por ningún motivo dichos funcionarios podrán permanecer más de diez años consecutivos en funciones en el exterior.

Para el límite máximo establecido de cinco Jefes de Misión se computarán la totalidad de las excepciones conferidas cualquiera sea su naturaleza (salida anticipada, prórroga de permanencia en destino y/o traslado por más de una vez).

Cuando la excepcionalidad se aplique a la observancia del bienio, la posibilidad de utilizar la excepción conferida se recobrará para la Administración a partir de la fecha en que el funcionario exceptuado habría completado su período mínimo de adscripción en Cancillería".

Artículo 149.- Modifícase el literal E) del artículo 233 de la Ley N° 16.170, de 28 de diciembre de 1990, el que quedará redactado de la siguiente manera:

"E) Actos relativos a la documentación de viaje de las personas:

N° 30 Expedir pasaporte.

N° 31 Expedir documento válido por un viaje.

N° 32 Renovar pasaporte o Título de Identidad y de Viaje.

N° 33 Visar pasaporte o pasaporte colectivo.

N° 34 Expedir visa de carácter permanente.

N° 35 Expedición o legalización de permiso de menor.

N° 36 Por toda actuación no mencionada y relacionada con esta Sección".

Artículo 150.- Autorízase al Ministerio de Relaciones Exteriores por intermedio de sus oficinas competentes, a editar, publicar y vender libros, folletería, revistas, publicaciones, material audiovisual e iconografía histórico cultural. El producido de dicha recaudación se volcará al Inciso y se destinará a atender los gastos que por ello se generen, así como para el desarrollo, promoción y difusión de la cultura, el turismo y la calidad de vida uruguaya, en el país y en el exterior.

No será de aplicación en este caso lo dispuesto por el artículo 594 de la Ley N° 15.903, de 10 de noviembre de 1987.

Derógase el artículo 232 de la Ley N° 16.170, de 28 de diciembre de 1990, y demás normas que se opongan a la presente disposición.

Artículo 151.- Sustitúyese el artículo 17 del Decreto-Ley N° 14.206, de 6 de junio de 1974, en la redacción dada por el artículo 120 de la Ley N° 15.903, de 10 de noviembre de 1987, por el siguiente:

"ARTÍCULO 17.- A partir de la vigencia de la presente ley los funcionarios de carrera del Servicio Exterior solo podrán ser acreditados como Jefes de Misión permanente, cuando posean cargo presupuestal de Embajador, Ministro, Ministro Consejero o Consejero y tengan título de educación terciaria, en carreras afines a la función diplomática con un mínimo de tres años de duración y que hayan sido expedidos por instituciones legalmente habilitadas en la República o títulos debidamente revalidados otorgados por universidades extranjeras.

Los funcionarios de carrera referidos deberán asimismo haber ingresado al escalafón M "Servicio Exterior" por concurso de oposición y méritos y no registrar en su legajo personal antecedentes de sanciones aplicadas por haber incurrido en faltas administrativas graves debidamente comprobadas mediante el correspondiente procedimiento disciplinario. Cuando el funcionario acreditado como Jefe de Misión tenga el cargo presupuestal de Consejero, deberá haber accedido a ese cargo mediante concurso de oposición y méritos y además tener, al momento de otorgársele el destino, una antigüedad mínima de dieciocho años en el escalafón M, incluyendo un mínimo de cuatro años en ese grado.

El Poder Ejecutivo podrá, por resolución fundada, exceptuar hasta un máximo de diez funcionarios de carrera, del cumplimiento de los requisitos exigidos por el presente artículo, salvo la exigencia referida a la inexistencia de antecedentes funcionales negativos.

Los Ministros, Ministros Consejeros y Consejeros que sean acreditados en calidad de Embajador, percibirán los haberes y demás compensaciones correspondientes a esta última categoría presupuestal, durante el término de su misión en el exterior".

Artículo 152.- Autorízase al Ministerio de Relaciones Exteriores a elaborar, previo informe favorable de la Oficina Nacional del Servicio Civil, un procedimiento especial de calificaciones, atendiendo a las particulares características del Inciso, acorde a lo dispuesto por el artículo 59 de la Constitución de la República.

Del procedimiento que se establezca se dará cuanta a la Asamblea General, y ésta hará lo propio a las Comisiones de Asuntos Internacionales correspondientes de cada Cámara.

INCISO 07

MINISTERIO DE GANADERÍA, AGRICULTURA Y PESCA

Artículo 153.- El Censo General Agropecuario será realizado por la Asesoría de Estadísticas Agropecuarias (DIEA) del Ministerio de Ganadería, Agricultura y Pesca en todos los años terminados en cero y será de cobertura total, abarcando a todos los establecimientos agropecuarios del país de una hectárea o más de superficie.

Deróganse todas las normas legales y reglamentarias que establezcan un ámbito temporal y una metodología distinta a lo establecido en el inciso precedente.

Artículo 154.- Habilítase en el Inciso 07 "Ministerio de Ganadería, Agricultura y Pesca", una partida por una sola vez para el Ejercicio 2009 por un monto de $ 35.680.500 (treinta y cinco millones seiscientos ochenta mil quinientos pesos uruguayos), con destino a la programación y ejecución del Censo General Agropecuario de 2010.

Artículo 155.- Autorízase a la Asesoría de Estadísticas Agropecuarias (DIEA) a celebrar convenios para realizar trabajos extraordinarios solicitados por organismos públicos o privados, nacionales o internacionales. Las Asesorías de Estadísticas Agropecuarias (DIEA) presupuestará dichos trabajos de manera tal que permitirá atender los costos de ejecución, incluyendo si fuera necesario el pago de viáticos y compensación por tareas a desarrollar fuera de su lugar de trabajo al personal que participe directamente en los mismos. Asimismo se podrá solicitar la provisión de materiales o la capacitación de personal que sea requerida para su realización.

Los costos de ejecución que demanden dichos trabajos estarán a cargo de los solicitantes.

Artículo 156.- La unidad ejecutora 05 "Dirección General de Servicios Ganaderos" del Inciso 07 "Ministerio de Ganadería, Agricultura y Pesca", podrá brindar capacitación técnica a funcionarios y profesionales de libre ejercicio, vinculados a actividades de procedimiento, control y certificación sanitaria, atribuidas a dicho organismo por las normas legales y reglamentarias. La erogación resultante se realizará con cargo a los créditos de funcionamiento incluidos en el planillado adjunto. La Contaduría General de la Nación habilitará el objeto de gasto correspondiente, a efectos de realizar las trasposiciones necesarias.

Los funcionarios y en especial los profesionales de libre ejercicio que reciban la mencionada capacitación técnica, así como los que se encuentran desempeñando o desempeñaran las actividades señaladas, serán auditados periódicamente en su función por el Ministerio de Ganadería, Agricultura y Pesca o por quienes éste delegue tal función, los que determinarán la efectividad de la tarea realizada por éstos, elevando a la Dirección el informe correspondiente.

Artículo 157.- Decláranse exoneradas en todo el territorio de la República, a las embarcaciones de investigación y apoyo de la Dirección Nacional de Recursos Acuáticos del Ministerio de Ganadería, Agricultura y Pesca, del pago por concepto de rubros que no generan gastos al organismo del Estado que proporciona dicho servicio, tales como: amarra, uso de box, uso de muelle, explanadas (guardería) o similares, así como del pago de todo tributo, aporte, precio o tarifa a ese respecto.

Artículo 158.- Autorízase al Ministerio de Ganadería, Agricultura y Pesca a proceder a la enajenación parcial de hasta un 50% (cincuenta por ciento) de la superficie del vivero Dr. Alejandro Gallinal, y a la enajenación parcial o total de los bosques que forman parte de dicho vivero.

El producido de la enajenación se destinará al pago del subsidio forestal creado por el artículo 45 de la Ley N° 16.002, de 27 de noviembre de 1988 y por el artículo 53 de la Ley N° 15.939, de 28 de diciembre de 1987, sus modificativas y concordantes, dando prioridad a aquellos acreedores al mismo, que acrediten fehacientemente que destinarán los montos a percibir a la adquisición de bienes de capital de industrias de transformación de la madera así como para aquellos proyectos novedosos y de la integración local de la cadena foresto-industrial.

Artículo 159.- Habilítase por única vez una partida de $ 2.000.000 (dos millones de pesos uruguayos), que se abonará en cuotas anuales de $ 500.000 (quinientos mil pesos uruguayos) a cuenta de la deuda que el Ministerio de Ganadería, Agricultura y Pesca mantiene con la Organización de las Naciones Unidas para la Agricultura y la Alimentación (FAO), al 2 de febrero de 2005.

Artículo 160.- Habilítase una partida de $ 2.981.001 (dos millones novecientos ochenta y un mil uno pesos uruguayos) anuales a los efectos de atender el pago de las contribuciones del Gobierno de la República a la Organización de las Naciones Unidas para la Agricultura y la Alimentación (FAO).

Artículo 161.- Créase en el Inciso 07 "Ministerio de Ganadería, Agricultura y Pesca", a partir del 1° de abril de 2008, el programa 07 "Desarrollo Rural", cuya unidad ejecutora será la Dirección General de Desarrollo Rural.

Serán cometidos de la unidad ejecutora:

A) Asesorar al Ministro en la formación de planes y programas de desarrollo rural que atiendan en particular la situación de los sectores rurales más vulnerables, trabajadores rurales, desocupados y pequeños productores.

B) Ejecutar los planes y programas dirigidos a brindar la más amplia asistencia y apoyo a las familias rurales de los estratos de menores ingresos y coordinar las acciones tendientes a ello con otras instituciones públicas y/o privadas del sector agropecuario.

C) Determinar regiones o zonas que por su ubicación, disponibilidad de recursos naturales o situación socio-económica, se consideren prioritarias para la aplicación de los planes de desarrollo.

D) Solicitar trabajos de investigación a los institutos pertinentes cuando considere necesario realizar estudios, profundizaciones, análisis de casos o búsqueda de alternativas para orientar las acciones de desarrollo de su competencia.

E) Asegurar y mejorar en forma sostenible el acceso de la población objetivo a todos los servicios de apoyo técnico, financiero e institucional.

F) Contribuir al fortalecimiento de las instituciones del sector agropecuario que nuclean a la familia rural, de pequeños productores, trabajadores y desocupados rurales.

G) Contribuir a potenciar el capital humano, cultural y económico de la población objetivo y de las instituciones que integran, a través de la generación de redes sociales.

H) Brindar el ámbito institucional para las actividades ejecutadas a través de la Comisión Honoraria en el Área de la Juventud Rural y por la Comisión Honoraria en el Área de la Mujer Rural.

I) Todo otro cometido que le asigne el Poder Ejecutivo.

Artículo 162.- Sustitúyase el artículo 284 de la Ley N° 16.736, de 5 de enero de 1996, en la redacción dada por el artículo 221 de la Ley N° 17.296, de 21 de febrero de 2001, por el siguiente:

"ARTÍCULO 284.- El Ministerio de Ganadería, Agricultura y Pesca tendrá la libre disponibilidad del 100% (cien por ciento) de los recursos de afectación especial que generen las unidades ejecutoras del Inciso 07; distribuido de la siguiente manera:

A) El 20% (veinte por ciento) de los mismos será destinado al programa 001 "Administración Superior".

B) El 80% (ochenta por ciento) para su utilización en los servicios de las unidades ejecutoras que hayan generado los respectivos recursos.

Estos recursos serán destinados para la financiación de convenios de cooperación técnica con organismos nacionales e internacionales, capacitación de sus funcionarios, a la promoción social de los mismos, el mejoramiento de las condiciones de trabajo, retribuciones personales y a gastos de funcionamiento.

Deróganse los artículos 309 de la Ley N° 15.809, de 8 de abril de 1986 en la redacción dada por el artículo 202 de la Ley N° 16.226, de 29 de octubre de 1991, 262 y 276 de la Ley N° 16.170, de 28 de diciembre de 1990, este último en la redacción dada por el artículo 192 de la Ley N° 16.226, de 29 de octubre de 1991; 205 de la Ley N° 16.226, de 29 de octubre de 1991; 204 de la Ley N° 16.320, de 1° de noviembre de 1992 y 55 de la Ley N° 16.462, de 11 de enero de 1994".

Artículo 163.- La unidad ejecutora "Dirección General de Desarrollo Rural" funcionará con los créditos presupuestales de la unidad ejecutora 001 "Administración Superior", actualmente destinados al Proyecto Uruguay Rural.

La Contaduría General de la Nación, a propuesta del Ministerio de Ganadería, Agricultura y Pesca, transferirá los créditos presupuestales, los cargos y contratos de función pública necesarios para su funcionamiento.

Artículo 164.- Autorízase al Inciso 07 "Ministerio de Ganadería, Agricultura y Pesca", a reglamentar las partidas que por concepto de abonos de locomoción se pagan en sus distintas unidades ejecutoras de acuerdo a la reglamentación que se dicte.

Artículo 165.- Declárase la vigencia plena de las exoneraciones tributarias dispuestas por los artículos 55, inciso 1°, 80, 126 y 129 de la Ley N° 11.029, del 12 de enero de 1948, a favor del Instituto Nacional de Colonización, de sus colonos o de los particulares que destinen sus inmuebles a la colonización privada, las que en consecuencia no resultarán alcanzadas en ningún caso por las disposiciones legislativas posteriores que deroguen, en general, cualesquiera de distintas exenciones legales genéricas.

INCISO 08

MINISTERIO DE INDUSTRIA, ENERGÍA Y MINERÍA

Artículo 166.- Créase en la unidad ejecutora 001 "Dirección General de Secretaría" del Inciso 08 "Ministerio de Industria, Energía y Minería", un cargo de Jefe de Política Económica escalafón Q, cuya retribución será la establecida en el literal C) del artículo 9°, de la Ley N° 15.809, de 8 de abril de 1986.

Artículo 167.- Asígnase a la unidad ejecutora 007 "Dirección Nacional de Minería y Geología" una partida, por única vez, de $ 1.069.000 (un millón sesenta y nueve mil pesos uruguayos), para su utilización en el estudio yacimentológico y minero de piedras preciosas en el departamento de Artigas a partir del Ejercicio 2006.

Artículo 168.- Cométese a la unidad ejecutora 008 "Dirección Nacional de Energía y Tecnología Nuclear" la determinación de los requisitos técnicos de funcionamiento y de seguridad que deberán cumplir los recipientes a presión instalados, sin perjuicio de las competencias concurrentes de otros órganos y organismos públicos y los que se instalen en todo el territorio nacional, así como la elaboración del marco normativo que corresponda.

Artículo 169.- Asígnase a la unidad ejecutora 008 "Dirección Nacional de Energía y Tecnología Nuclear" una partida por única vez de $ 350.000 (trescientos cincuenta mil pesos uruguayos) para la elaboración del marco normativo mencionado en el artículo anterior y control de la aplicación del mismo.

Artículo 170.- Asígnase a la unidad ejecutora 008 "Dirección Nacional de Energía y Tecnología Nuclear" una partida anual de $ 120.000 (ciento veinte mil pesos uruguayos) a ser usada como contrapartida de gastos emergentes de acciones derivadas de la cooperación internacional.

Artículo 171.- Créanse en el Inciso 08 "Ministerio de Industria, Energía y Minería", el programa 010 "Administración de la Política de Telecomunicaciones", y la unidad ejecutora 010 "Dirección Nacional de Telecomunicaciones".

Artículo 172.- Créase en la unidad ejecutora 010 "Dirección Nacional de Telecomunicaciones", el cargo de Director Nacional de Comunicaciones, cuya retribución será la establecida en el literal C) del artículo 9° de la Ley N° 15.809, de 8 de abril de 1986.

Suprímese el cargo de Director Nacional de Comunicaciones de la unidad ejecutora 040 "Dirección Nacional de Comunicaciones" del Inciso 03 "Ministerio de Defensa Nacional".

Artículo 173.- Créase en el Inciso 08 "Ministerio de Industria, Energía y Minería", programa 008 "Administración de la Política Energética y Regulación Nuclear", la unidad ejecutora 011 "Autoridad Reguladora Nacional en Radioprotección". La retribución del Director de dicha Unidad será equivalente a la establecida para los cargos enumerados en el literal C) del artículo 9° de la Ley N° 15.809, de 8 de abril de 1986.

Artículo 174.- Los cometidos, bienes, recursos y personal de la unidad ejecutora 011 "Autoridad Reguladora Nacional en

Radioprotección", se integrarán con los correspondientes a la División Protección y Seguridad Radiológica de la unidad ejecutora 008 "Dirección Nacional de Energía y Tecnología Nuclear" y de la "Unidad de Cooperación Internacional y Relaciones Institucionales".

El Poder Ejecutivo en acuerdo con los Ministros de Industria, Energía y Minería y de Economía y Finanzas, aprobará la transferencia de los créditos presupuestales y de funcionarios de acuerdo a lo establecido por el inciso anterior.

Artículo 175.- Créase el Instituto Nacional de Calidad (INACAL), persona jurídica de derecho público no estatal, con la finalidad de orientar y coordinar las acciones de un Sistema Nacional de Calidad.

Todas las referencias al Comité Nacional de Calidad contenidas en la normativa vigente se entenderán hechas al Instituto Nacional de Calidad que se crea por la presente ley, el cual a dichos efectos, se considerará como sucesor.

El Instituto Nacional de Calidad se comunicará con el Poder Ejecutivo a través del Ministerio de Industria, Energía y Minería.

Artículo 176.- La actuación del Instituto Nacional de Calidad estará determinada por los siguientes objetivos:

A) Promover la mejora de la competitividad de las empresas como medio para incrementar sostenidamente las exportaciones.

B) Propender a la formación y capacitación de recursos humanos en la calidad de la gestión empresarial.

C) Promover la mejora de gestión de las organizaciones públicas (de los Gobiernos Nacional y Departamentales) y privadas.

D) Respaldar técnicamente al consumidor en cuanto a la calidad como base de su elección.

E) Administrar el Premio Nacional de Calidad.

Artículo 177.- Los gastos de funcionamiento e inversión del Instituto Nacional de Calidad se financiarán con las partidas asignadas en el Presupuesto Nacional, con las contribuciones provenientes del sector privado, y con la totalidad de los ingresos que obtenga por la venta de sus servicios y cualquier otro financiamiento que reciba para cumplir los programas de su competencia.

Artículo 178.- El Instituto Nacional de Calidad será dirigido y administrado por un Director Ejecutivo designado por el Poder Ejecutivo y seleccionado por concurso público, entre personas de notoria idoneidad en materia de calidad y excelencia.

Artículo 179.- Establécese un Consejo Asesor Honorario de nueve miembros, representativo de las áreas de actividad a que se refiere el Instituto -debiendo integrarlo cuatro representantes del sector privado-, el que será designado por el Ministerio de Industria, Energía y Minería con el cometido de evaluar, coordinar y auditar los planes, objetivos y logros del mismo.

Artículo 180.- Sustitúyese el artículo 16 de la Ley N° 17.011, de 25 de setiembre de 1998, por el siguiente:

"ARTÍCULO 16.- Los derechos emergentes de un registro o de una solicitud marcaria pueden ser transferidos total o parcialmente por acto entre vivos, por disposición de última voluntad, por ejecución forzada o por la acción de reivindicación y, en caso de fallecimiento del titular o del solicitante, los mismos se trasmiten a sus herederos.

La cesión total o parcial del derecho transferido deberá constar por escrito.

Para que surtan efectos frente a terceros, los actos contemplados en el inciso primero deberán inscribirse en el correspondiente Registro.

La prelación para la inscripción de derechos y de gravámenes relativos a registros o a solicitudes de propiedad industrial, cuando correspondan, estará dada por la fecha y la hora de presentación del documento respectivo, no pudiendo inscribirse ningún otro derecho o gravamen hasta su resolución".

Artículo 181.- Modifícase el inciso primero del artículo 87 del Decreto-Ley N° 15.242, de 8 de enero de 1982, Código de Minería, que quedará redactado de la siguiente manera:

"El permiso de prospección tendrá una validez entre un mínimo de tres meses y un máximo de veinticuatro meses, el que podrá ser prorrogado, por única vez, por el mismo plazo que el otorgado inicialmente, con un límite de doce meses, debiendo liberarse para tener derecho a la prórroga, el 50% (cincuenta por ciento) del área originaria".

Agréganse al artículo 87 del Decreto-Ley N° 15.242, de 8 de enero de 1982, Código de Minería, los siguientes incisos:

"Si el permiso se otorgare por el plazo de veinticuatro meses, antes de los treinta días previos al vencimiento del primer año deberá presentarse un informe de las condiciones que establecerá la Dirección Nacional de Minería y Geología.

El incumplimiento de la obligación aparejará la caducidad del título".

Artículo 182.- Agrégase al artículo 22 del Decreto-Ley N° 15.242, de 8 de enero de 1982, Código de Minería, el literal F), que quedará redactado de la siguiente manera:

"F) Por haber sido dejada sin efecto o desistida la solicitud de título de minero".

Artículo 183.- Sustitúyese el literal D) del numeral 3) del artículo 93 del Decreto-Ley N° 15.242, de 8 de enero de 1982, Código de Minería, por el siguiente:

"D) Solicitud de servidumbre minera que corresponda conforme al área afectada".

Artículo 184.- Sustitúyese el numeral 4) del artículo 86 del Decreto-Ley N° 15.242, de 8 de enero de 1982, Código de Minería, por el siguiente:

"4) Solicitud de servidumbre minera que corresponda conforme al área afectada".

Artículo 185.- Sustitúyese el literal F) del numeral 3) del artículo 100 del Decreto-Ley N° 15.242, de 8 de enero de 1982, Código de Minería, por el siguiente:

"F) Solicitud de servidumbre minera que corresponda conforme al área afectada".

Artículo 186.- Agrégase al artículo 482 de la Ley N° 15.903, de 10 de noviembre de 1987, en la redacción dada por los artículos 653 de la Ley N° 16.170, de 28 de diciembre de 1990; 738 de la Ley N° 16.736, de 5 de enero de 1996, 6° de la Ley N° 17.088, de 30 de abril de 1999 y 27 de la Ley N° 17.296, de 21 de febrero de 2001, el siguiente literal:

"S) La contratación de bienes o servicios, cualquiera sea su modalidad, por parte de la Administración Nacional de Telecomunicaciones (ANTEL), destinada a servicios que se encuentren de hecho o de derecho en regímenes de libre competencia.

Las impugnaciones o recursos que en tales casos se interpusieran, en cualquier etapa del procedimiento, no tendrán efecto suspensivo, salvo que así lo resuelva el jerarca de la empresa contratante".

Artículo 187.- Autorízase a la Administración Nacional de Telecomunicaciones (ANTEL) a contratar personal a término para la atención, instalación, operación y mantenimiento de servicios que de hecho o de derecho se encuentren en régimen de competencia. Dichas contrataciones se regirán por lo dispuesto en los artículos 30 a 37 inclusive, de la Ley N° 17.556, de 18 de setiembre de 2002.

Artículo 188.- La Dirección Nacional de la Propiedad Industrial podrá delegar en sus subordinados, por resolución fundada, el cometido de firmar resoluciones de concesión, de desestimación y de desistimiento, en solicitudes de registro de signos distintivos sin oposición y en solicitudes de renovación de signos distintivos.

Podrá delegar, asimismo, las resoluciones por las que se dispone la apertura a prueba y la facultad de deducir oposiciones de oficio dispuesta en los artículos 21 y 22 de la Ley N° 17.011, de 25 de setiembre de 1998.

Artículo 189.- Sustitúyese el artículo 3° de la Ley N° 17.598, de 13 de diciembre de 2002, por el siguiente:

"ARTÍCULO 3°.- La Unidad Reguladora de Servicios de Energía y Agua (URSEA) se vinculará administrativamente con el Poder Ejecutivo a través del Ministerio de Industria, Energía y Minería y actuará con autonomía técnica.

A los efectos de cumplir con los artículos 118 y 119 de la Constitución de la República, la Unidad Reguladora de Servicios de Energía y Agua lo hará a través del propio Ministerio de Industria, Energía y Minería, o del Ministerio de Vivienda, Ordenamiento Territorial y Medio Ambiente, de acuerdo con la materia.

Podrá comunicarse directamente con los Entes Autónomos, Servicios Descentralizados y demás órganos del Estado".

Artículo 190.- Fíjanse los siguientes niveles retributivos máximos nominales, por todo concepto, con excepción de la prima por antigüedad y los beneficios sociales, correspondientes a la estructura de cargos y funciones contratadas de la "Unidad Reguladora de Servicios de Energía y Agua" (URSEA):

NIVEL	DENOMINACIÓN	NIVEL RETRIBUTIVO MÁXIMO (NOMINAL)
Gerencial I	Gerente General	$ 75.765
Gerencial II	Gerente de División, Secretario General, Asesor Jefe	$ 63.979
Jefatura de Proyecto y Encargado de Área	Jefe de Área, Jefe de Departamento, Asesor I	$ 47.059
	Asesor I	$ 42.113
	Asesor III/Técnico I	$ 23.290
	Administrativo I	$ 19.408
	Administrativo II	$ 17.250
	Administrativo III	$ 13.800
	Auxiliar I	$ 9.032

El personal en comisión recibirá, por vía de compensación, la diferencia entre su remuneración de origen y la remuneración total de acuerdo al cargo o función contratada al que se le asimile provisoriamente.

A efectos de cubrir diferencias salariales previstas y de habilitar la realización de proyectos de inversión específicos, asígnanse las partidas de acuerdo al siguiente detalle:

AÑO	REMUNERACIÓN PERSONAL	INVERSIONES
	$	$
2006	13.657.000	24.975.202
2007	17.560.000	21.072.202
2008	21.462.000	17.170.202
2009	24.413.000	14.219.202

Las partidas de remuneraciones personales incluyen previsiones para aguinaldo y aportes sociales.

Quienes cumplan funciones en la Unidad Reguladora de Servicios de Energía y Agua estarán sujetos al régimen de permanencia a la orden y no podrán desempeñarse en ninguna otra actividad sea pública o privada, nacional o internacional, rentada u honoraria, vinculada con las empresas controladas o con aquellas que directa o indirectamente se encuentren comprendidas dentro del ámbito de sus competencias, excepto en lo que respecta al desempeño de funciones docentes en la enseñanza superior.

Los funcionarios que se incorporen a los puestos de trabajo de la Unidad por vía de redistribución, mantendrán la condición de presupuestados o contratados según lo fueran en su oficina de origen. Una vez vacantes dichos puestos, se redefinirá la naturaleza del vínculo funcional según las necesidades del servicio, por resolución del Poder Ejecutivo, a propuesta de la Unidad Reguladora de Servicios de Energía y Agua.

El programa anual de designación, redistribución y pases en comisión de esta unidad ejecutora deberá contar con informe previo favorable del Ministerio de Economía y Finanzas.

<u>Artículo 191</u>.- El monto de todas las retribuciones personales, así como las cargas sociales y demás prestaciones de

carácter salarial, de los funcionarios de la Unidad Reguladora de Servicios de Energía y Agua que sean abonados con cargo a Rentas Generales, serán reembolsados por dicha Unidad, con cargo a los recursos previstos por el artículo 17 de la Ley N° 17.598, de 13 de diciembre de 2002, modificativas y concordantes, mediante el procedimiento que, a esos efectos, establezca la Contaduría General de la Nación.

Artículo 192.- Sustitúyese el artículo 17 de la Ley N° 17.598, de 13 de diciembre de 2002, por el siguiente:

"ARTÍCULO 17.- Para el cumplimiento de sus cometidos, la Unidad Reguladora de Servicios de Energía y Agua (URSEA) dispondrá, en su ámbito, de las mismas fuentes de recursos previstas por la Ley N° 17.296, de 21 de febrero de 2001, para la Unidad Reguladora de Servicios de Comunicaciones (URSEC), sin perjuicio de los atribuidos en la Ley N° 16.832, de 17 de junio de 1997.

Créase la Tasa de Control del Marco Regulatorio de Energía y Agua, que se devengará por la actividad de control de la participación en las actividades reguladas a que refiere esta ley. Serán sujetos pasivos quienes desarrollen dichas actividades y serán agentes de retención o percepción los que el Poder Ejecutivo defina, debiendo destinarse el monto total de lo recaudado, exclusivamente a la financiación del presupuesto aprobado de la Unidad Reguladora de Servicios de Energía y Agua. Si hubiere excedentes en la suma anual percibida por concepto del tributo creado respecto del presupuesto aprobado de la Unidad Reguladora de Servicios de Energía y Agua por el mismo período, los mismos se deducirán del monto a pagar en el año siguiente, en proporción a lo pagado.

El total de lo recaudado por dicha Tasa en base a liquidaciones conforme a la reglamentación dictada por el Poder Ejecutivo, no podrá superar el 2 o/oo (dos por mil) del total de ingresos brutos de la actividad sujeta a control".

Hasta la entrada en vigencia de esta norma sustitutiva, los montos devengados por concepto de la Tasa de Control del Marco Regulatorio de Energía y Agua, se regirán conforme a la disposición sustituida.

Artículo 193.- Exceptúase del pago de la Tasa prevista en el artículo precedente, a aquellas actividades que, a la fecha de vigencia de la Ley N° 17.598, de 13 de diciembre de 2002, se encontraran gravadas por el mismo concepto en virtud de lo establecido en el contrato de concesión respectivo.

Los concesionarios de las actividades aludidas en el inciso precedente abonarán al Ministerio de Industria, Energía y Minería y a la Unidad Reguladora de Servicios de Energía y Agua (URSEA), conforme éstos lo dispongan, los montos establecidos en los contratos de concesión, a cuyo pago estén obligados, en la proporción siguiente: los montos a pagar se distribuirán en un 73% (setenta y tres por ciento) para el Ministerio de Industria, Energía y Minería y en un 27% (veintisiete por ciento) para la Unidad Reguladora de Servicios de Energía y Agua, organismos que los recaudarán en esos porcentajes, a efectos de financiar los gastos indicados en los respectivos contratos de concesión.

Las sumas correspondientes se destinarán igualmente a la financiación del presupuesto aprobado de la Unidad Reguladora de Servicios de Energía y Agua.

Artículo 194.- Sustitúyese el artículo 74 de la Ley N° 17.296, de 21 de febrero de 2001, en la redacción dada por el artículo 23 de la Ley N° 17.598, de 13 de diciembre de 2002, por el siguiente:

"ARTÍCULO 74.- La Unidad Reguladora de Servicios de Comunicaciones (URSEC) se vinculará administrativamente con el Poder Ejecutivo a través del Ministerio de Industria, Energía y Minería y actuará con autonomía técnica.

A los efectos de cumplir con los artículos 118 y 119 de la Constitución de la República, la Unidad Reguladora de Servicios de Comunicaciones lo hará a través del propio Ministerio de Industria, Energía y Minería, o del Ministerio de Educación y Cultura de acuerdo con la materia.

Podrá comunicarse directamente con los Entes Autónomos, Servicios Descentralizados y demás órganos del Estado".

Artículo 195.- Transfiérese la totalidad de los puestos de trabajo ocupados y vacantes de la Dirección Nacional de Comunicaciones del Ministerio de Defensa Nacional (Inciso 03, programa 010, unidad ejecutora 040) a la Unidad Reguladora de Servicios de Comunicaciones (URSEC) con excepción del cargo de Director Nacional de Comunicaciones, escalafón Q, creado por el artículo 139 de la Ley N° 16.170, de 28 de diciembre de 1990, el que se suprime, según lo dispuesto en el inciso segundo del artículo 172 de la presente ley.

Los funcionarios mantendrán su situación escalafonaria y retributiva hasta que se apruebe la estructura de puestos de trabajo de la Unidad Reguladora de Servicios de Comunicaciones, momento en que se procederá a realizar las respectivas adecuaciones presupuestales, las que no podrán ocasionar lesión de derechos ni disminución de sus retribuciones.

El Poder Ejecutivo podrá hacer uso de la facultad conferida por el literal A) del artículo 84 "in fine" de la Ley N° 17.296, de 21 de febrero de 2001, dentro de los ciento ochenta días de vigencia de la presente ley.

Suprímese la Dirección Nacional de Comunicaciones (Inciso 03, programa 010, unidad ejecutora 040).

Artículo 196.- El monto de todas las retribuciones personales así como las cargas sociales y demás prestaciones de carácter salarial de los funcionarios de la Unidad Reguladora de Servicios de Comunicaciones (URSEC) será reembolsado a Rentas Generales con cargo a sus recursos con afectación especial mediante el procedimiento que establezca la Contaduría General de la Nación.

Artículo 197.- Sustitúyese el artículo 2° de la Ley N° 17.820, de 7 de setiembre de 2004, por el siguiente:

"ARTÍCULO 2°.- Créase la Tasa de Control del Marco Regulatorio de Comunicaciones, que se devengará por la actividad de control de la participación en las actividades reguladas a que refiere el artículo 71 de la Ley N° 17.296, de 21 de febrero de 2001. Serán sujetos pasivos quienes presten servicios comerciales de comunicaciones, a excepción de las empresas de radiodifusión -radios de amplitud modulada (AM) y frecuencia modulada (FM)- y de televisión abierta y serán agentes de retención o percepción los que el Poder Ejecutivo defina. El monto referido deberá destinarse, exclusivamente, a la financiación del presupuesto aprobado de la Unidad Reguladora de Servicios de Comunicaciones.

La Tasa de Control del Marco Regulatorio de Comunicaciones será equivalente al 3 o/oo (tres por mil) del total de ingresos brutos de la actividad sujeta a control.

Será deducido del monto a pagar por concepto de Impuesto a las Telecomunicaciones (ITEL), creado por la Ley N° 17.453, de 28 de febrero de 2002, lo abonado por concepto de Tasa de Control del Marco Regulatorio de Comunicaciones".

Artículo 198.- La Unidad Reguladora de Servicios de Comunicaciones, tendrá acción ejecutiva para el cobro de los créditos que resultaren a su favor por las deudas generadas por concepto de precios, de tasas u otras tarifas referentes a los servicios comprendidos dentro de su competencia.

A tales efectos, constituirán títulos ejecutivos los testimonios de las resoluciones firmes dictadas en el ejercicio de sus atribuciones y competencias, relativos a dichos adeudos.

Podrán ser aplicables, en lo pertinente, las disposiciones del Código Tributario.

INCISO 09

MINISTERIO DE TURISMO Y DEPORTE

Artículo 199.- Modifícase el artículo 18 del Decreto-Ley N° 14.335, de 23 de diciembre de 1974, el que quedará redactado de la siguiente manera:

"ARTÍCULO 18.- Créase el Fondo denominado 'Fomento del Turismo', que será administrado directamente por el Ministerio de Turismo y Deporte, el que estará afectado a la realización de planes de propaganda y publicidad ya sea a nivel nacional o internacional; a la administración, creación, investigación, equipamiento, mejoramiento y aprovechamiento de los recursos en toda clase de obras de infraestructura turística proyectados o a proyectarse; a refacciones y mantenimiento de las existentes; a promoción y control de los servicios turísticos de la República; a la formulación y realización de planes, proyectos y programas que tiendan a cumplir con los fines de la presente ley, con exclusión de retribuciones personales".

Artículo 200.- Autorízase al Inciso 09 "Ministerio de Turismo y Deporte" a realizar, a solicitud del Banco Central del Uruguay, encuestas y tareas especiales o extraordinarias, en materias de su competencia. Las contribuciones que realice el Banco Central del Uruguay, serán consideradas fondos de terceros y podrán destinarse al pago de retribuciones personales o a la contratación con terceros de las tareas encomendadas.

Artículo 201.- La prestación de servicios de venta de publicaciones y material de difusión que realice la unidad ejecutora 001 "Dirección General de Secretaría" del Inciso 09 "Ministerio de Turismo y Deporte", podrá ser comercializada de acuerdo con los precios que fije el Poder Ejecutivo, a propuesta del Inciso. En la determinación del precio se contemplará, exclusivamente, el costo de los recursos materiales involucrados o los precios abonados a los organismos e instituciones elaboradoras de las publicaciones o material de difusión. El producido de dicha comercialización será destinado a gastos de funcionamiento o al reembolso a los organismos e instituciones mencionadas, no pudiendo destinarse al pago de retribuciones personales.

Artículo 202.- Habilítase en la unidad ejecutora 002 "Dirección Nacional de Deporte" del Inciso 09 "Ministerio de Turismo y Deporte", una partida de $ 2.500.000 (dos millones quinientos mil pesos uruguayos) en el Grupo 1 "Bienes de Consumo", y una partida de $ 2.500.000 (dos millones quinientos mil pesos uruguayos) en el Grupo 2 "Servicios No Personales", con destino a la promoción y desarrollo del deporte infantil y juvenil.

La Contaduría General de la Nación habilitará los objetos de gasto correspondientes para cumplir lo dispuesto en el inciso precedente.

Artículo 203.- Suprímense los siguientes cargos de confianza:

- "Director del Instituto Nacional de la Juventud", creado por el artículo 331 de la Ley N° 16.170, de 28 de diciembre de 1990.

- "Director de Deportes" y "Director de Coordinación Deportiva", creados por el artículo 88 de la Ley N° 17.243, de 29 de junio de 2000.

INCISO 10

MINISTERIO DE TRANSPORTE Y OBRAS PÚBLICAS

Artículo 204.- De las asignaciones presupuestales destinadas a gastos de inversión que figuran en los anexos de la presente ley, el Inciso 10 "Ministerio de Transporte y Obras Públicas" podrá ejecutar hasta la suma de $ 2.486.200.000 (dos mil cuatrocientos ochenta y seis millones doscientos mil pesos uruguayos) durante el Ejercicio 2006, hasta $ 2.749.200.000 (dos mil setecientos cuarenta y nueve millones doscientos mil pesos uruguayos) durante el Ejercicio 2007, hasta $ 3.030.200.000 (tres mil treinta millones doscientos mil pesos uruguayos) durante el Ejercicio 2008 y hasta $ 3.502.200.000 (tres mil quinientos dos millones doscientos mil pesos uruguayos) durante el Ejercicio 2009.

Los montos establecidos en la presente norma son totales, por lo que comprenden financiamiento local y externo, y comprenden las partidas correspondientes al Proyecto 999 "Mantenimiento y Conservación de la Red" del programa 008 "Mantenimiento de la Red Vial Departamental" por $ 270.537.430 (doscientos setenta millones quinientos treinta y siete mil cuatrocientos treinta pesos uruguayos).

Facúltase al Poder Ejecutivo a incrementar los montos referidos en función de la evolución de los ingresos del Gobierno Central.

Artículo 205.- Derógase el artículo 150 de la Ley N° 17.556, de 18 de setiembre de 2002, reintegrándose a la Administración de Ferrocarriles del Estado los cometidos, facultades, recursos humanos necesarios y bienes materiales relativos a la infraestructura ferroviaria, incluso el derecho al cobro de peajes.

La Contaduría General de la Nación abatirá los créditos correspondientes al Proyecto 888 "Infraestructura Ferroviaria", en todos los programas del Inciso, incluyendo lo destinado a retribuciones personales.

Los montos abatidos por aplicación del inciso anterior, se incrementarán en el Inciso 21 "Subsidios y Subvenciones" a favor de la Administración de Ferrocarriles del Estado, en $ 264.300.052 (doscientos sesenta y cuatro millones trescientos mil cincuenta y dos pesos uruguayos) para cada Ejercicio presupuestal del Período 2006 - 2009.

Artículo 206.- Autorízase a la Administración de Ferrocarriles del Estado (AFE) a participar de una sociedad anónima a ser constituida por la Corporación Nacional para el Desarrollo, de acuerdo con lo dispuesto por el artículo 11 de la Ley N° 15.785, de 4 de diciembre de 1985, para el transporte de cargas del modo ferroviario (incisos tercero y cuarto del artículo 188 de la Constitución de la República).

Dicha sociedad podrá intervenir en la rehabilitación de la infraestructura ferroviaria y también podrá adquirir material rodante.

La Administración de Ferrocarriles del Estado participará en la dirección de la empresa.

El Poder Ejecutivo reglamentará este artículo dentro del plazo de ciento ochenta días, a partir de la promulgación de la presente ley, dando cuenta a la Asamblea General.

Artículo 207.- Autorízase al Poder Ejecutivo el cobro de un canon por los emprendimientos e instalaciones que autorice el

Inciso 10 "Ministerio de Transporte y Obras Públicas" en el suelo, subsuelo y vuelo de la faja de dominio público de las rutas nacionales. El precio del canon debe guardar razonable equivalencia con el valor del arrendamiento del espacio ocupado.

No habrá derecho al cobro del canon cuando el uso del suelo, subsuelo o vuelo de la faja de dominio público de las rutas nacionales, sea realizado por una empresa del dominio comercial o industrial del Estado (artículo 221 de la Constitución).

Artículo 208.- Autorízase al Inciso 10 "Ministerio de Transporte y Obras Públicas" a celebrar convenios de facilidades de pago en unidades indexadas, por los adeudos pendientes de pago en cualquiera de sus Direcciones.

A los efectos del otorgamiento de estas facilidades, se tomará el monto de la deuda original sin multas y sin recargos en unidades indexadas al momento que se generó la obligación, adicionándole un interés anual efectivo de hasta el 6% (seis por ciento) hasta la fecha de celebración del convenio. El monto resultante, será pagadero hasta en 60 (sesenta) cuotas mensuales calculadas en unidades indexadas, con un interés de hasta el 6% (seis por ciento) efectivo anual.

Artículo 209.- Facúltase al Inciso 10 "Ministerio de Transporte y Obras Públicas" a través de la Dirección Nacional de Hidrografía y a la Administración Nacional de Puertos, a disponer en los puertos bajo su jurisdicción el traslado, dentro o fuera de recintos portuarios, de embarcaciones, vehículos o cualquier otro tipo de bienes u objetos que:

1) No cuenten con la correspondiente autorización.

2) Afecten la operativa o seguridad portuaria.

3) Que su propietario, armador, representante o responsable, mantenga adeudos con la autoridad portuaria por un término mayor a noventa días.

Los costos de movilización y depósito serán de cargo del propietario, armador, representante o responsable, no asumiendo el Estado responsabilidad de especie alguna por los eventuales daños o deterioros que surjan como consecuencia de estas acciones.

Artículo 210.- Habilítanse los puertos que cuenten con la aprobación del Ministerio de Transporte y Obras Públicas, de acuerdo con las reglas que se indican:

A) Que dichos puertos encuadren en la política nacional portuaria de estímulo al desarrollo náutico como dinamizador del turismo.

B) Que se ubiquen en la costa del Río de la Plata y del océano Atlántico en el departamento de Maldonado, comprendida entre el puerto de Piriápolis y Punta José Ignacio; y en la costa del Río de la Plata, en el departamento de Canelones, comprendida entre el balneario Salinas y el arroyo Solís Chico.

Previamente, los estudios técnicos, económicos y ambientales deberán ser aprobados por el Poder Ejecutivo conforme a la normativa vigente.

Artículo 211.- Facúltase al Inciso 10 "Ministerio de Transporte y Obras Públicas" a través de la Dirección Nacional de Hidrografía a aplicar sanciones a los usuarios de los puertos bajo su jurisdicción que infrinjan la normativa portuaria. Las multas se graduarán entre 500 UI (quinientas unidades indexadas) hasta 500.000 UI (quinientas mil unidades indexadas), según la gravedad de la infracción. Las multas mencionadas se entenderán sin perjuicio de las reclamaciones civiles y penales que pudieran corresponder.

Artículo 212.- Sustitúyese el artículo 236 de la Ley N° 16.320, de 1° de noviembre de 1992, por el siguiente:

"ARTÍCULO 236.- La Dirección Nacional de Hidrografía del Inciso 10 'Ministerio de Transporte y Obras Públicas', y la Administración Nacional de Puertos tienen competencia para intimar en vía administrativa la movilización de embarcaciones ubicadas en el área portuaria de los puertos bajo su jurisdicción, ya sea en áreas terrestres o acuáticas, que se encuentren en alguna de las siguientes condiciones:

A) Que estén hundidas, semihundidas o varadas.

B) Que su inmovilidad afecte la operativa o seguridad portuaria.

C) Que no hubieran satisfecho sus obligaciones con la Dirección Nacional de Hidrografía y con la Administración Nacional de Puertos por el término de seis meses.

La intimación se notificará al propietario, armador o representante, estableciendo plazo para la movilización o cumplimiento de las obligaciones con la Dirección Nacional de Hidrografía y con la Administración Nacional de Puertos, según corresponda, bajo apercibimiento de operar la traslación de dominio a favor del Estado.

Serán solidariamente responsables de las obligaciones referidas precedentemente, quienes hayan solicitado los servicios correspondientes, el propietario, el armador y el representante.

Vencido el plazo dispuesto en la intimación sin que se hubiera dado cumplimiento a la misma, por resolución del Poder Ejecutivo se reputará abandonada la embarcación a favor del Estado, sin perjuicio de la responsabilidad pecuniaria por los gastos que demanden las operaciones, cuya relación, aprobada por el Ministerio de Transporte y Obras Públicas, constituirá título ejecutivo.

Se notificará al propietario, al armador o al representante y se publicará en legal forma la verificación del abandono, así como la pérdida de todos los derechos que existan a favor de terceros respecto de la embarcación abandonada, salvo que comparezcan a cumplir con lo intimado y asuman el pago de los gastos correspondientes.

Transcurrido el plazo de diez días hábiles desde la última publicación o notificación, sin que se hubieran presentado interesados a deducir sus derechos, se documentará la correspondiente traslación de dominio mediante certificado notarial con las resultancias del expediente respectivo".

Artículo 213.- Modifícase el artículo 17 de la Ley N° 15.939, de 28 de diciembre de 1987, el que quedará redactado de la siguiente manera:

"ARTÍCULO 17.- Todos los bosques y terrenos forestales definidos en los artículos 4° y 5° que sean propiedad del Estado a la fecha de promulgación de la presente ley, y los que adquiera en el futuro, integran el Patrimonio Forestal del Estado, quedando bajo la defensa y protección del Ministerio de Ganadería, Agricultura y Pesca, con excepción del arbolado existente en las franjas de dominio público de las rutas nacionales e inmuebles propiedad del Ministerio de Transporte y Obras Públicas, que quedarán bajo custodia de este Ministerio. Los bosques y terrenos municipales permanecerán en la órbita de éstos".

Artículo 214.- Amplíase la extensión del Puerto de Nueva Palmira habilitado por el artículo 248 de la Ley N° 17.296, de 21 de febrero de 2001, hasta el kilómetro 13 del Río Uruguay.

El puerto habilitado de Fray Bentos se extenderá entre el kilómetro 90 y el kilómetro 115, sin perjuicio de las habilitaciones dispuestas en el artículo 250 de la Ley N° 17.296 para el puerto de M'Bopicuà, y el puerto habilitado de Paysandú entre el kilómetro 190 y el kilómetro 216 del Río Uruguay, respectivamente.

Artículo 215.- Para aquellos buques de bandera uruguaya que efectúen transporte de cargas de cabotaje nacional, el Poder Ejecutivo podrá reducir hasta en un 100% (cien por ciento) las tarifas, tasas, proventos y precios públicos aplicables al buque y a la mercadería en los puertos bajo administración del Estado, así como los correspondientes al uso de vías navegables y ayudas a la navegación.

El Poder Ejecutivo reglamentará lo dispuesto precedentemente en un plazo de ciento veinte días. La reglamentación contemplará las condiciones operativas de los puertos y vías navegables, a efectos de evitar distorsiones en su uso.

Artículo 216.- Autorízase al Poder Ejecutivo a determinar el precio a abonar por las empresas de transporte de carga, a las que se les otorguen permisos especiales de circulación, tanto por exceso de dimensiones como por exceso de peso, los cuales requieren de un control para preservar la seguridad vial.

Los funcionarios de la Dirección Nacional de Transporte realizarán el "acompañamiento o custodia" de los vehículos de carga objeto de los permisos antes referidos. El Poder Ejecutivo reglamentará la compensación a percibir por los funcionarios encargados de dichas tareas.

Artículo 217.- Modifícase el inciso primero del artículo 65 de la Ley N° 16.462, de 11 de enero de 1994, el que quedará redactado de la siguiente manera:

"ARTÍCULO 65.- Autorízase al Ministerio de Transporte y Obras Públicas a través de la Dirección Nacional de Transporte a cobrar hasta 20 UR (veinte unidades reajustables) por los permisos, certificados o autorizaciones que expida".

Artículo 218.- Asígnase una partida anual de $ 86.800.000 (ochenta y seis millones ochocientos mil pesos uruguayos) en la financiación 1.1 "Rentas Generales" unidad ejecutora 007 "Dirección Nacional de Transporte" objeto del gasto 579.014 "Subsidio, boleto de estudiante área metropolitana", la que se destinará a la promoción y desarrollo del transporte interdepartamental de pasajeros, especialmente en proyectos o programas que contengan fines de carácter social y de fomento a la educación.

Facúltase al Ministerio de Transporte y Obras Públicas a reglamentar la utilización de la partida referida y realizar convenios con los Gobiernos Departamentales del interior del país y otras instituciones públicas y privadas, para complementar proyectos o programas que contengan iguales fines en el resto del país.

Artículo 219.- Autorízase por razones fundadas a dejar sin efecto las sanciones asociadas a las boletas de contravención extendidas hasta la entrada en vigencia de la presente ley, con motivo de infracciones por exceso de peso, comprobadas mediante los instrumentos de pesaje con los que opera el Ministerio de Transporte y Obras Públicas.

Artículo 220.- Facúltase al Ministerio de Transporte y Obras Públicas a exonerar hasta el 100% (cien por ciento) de la multa por mora y los recargos correspondientes, a las empresas de transporte de pasajeros por carretera que mantengan adeudos pendientes por concepto del tributo creado por el artículo 16 de la Ley N° 12.950, de 23 de noviembre de 1961, y derogado por el artículo 9° de la Ley N° 17.651, de 4 de junio de 2003.

El Poder Ejecutivo reglamentará las condiciones generales en que se otorgará la exoneración.

Sin perjuicio de lo establecido en los dos incisos anteriores declárase la compensación automática entre los créditos que las empresas de transporte de pasajeros por carretera tengan contra el Ministerio de Transporte y Obras Públicas y los adeudos que aquellas tengan con dicha Secretaría de Estado por el tributo de referencia.

Artículo 221.- Los vehículos que sean abandonados en las rutas nacionales o retenidos en los puestos de control, a cargo del Ministerio de Transporte y Obras Públicas o de concesionarios, y que permanezcan por un plazo mayor a sesenta días sin que sean reclamados por sus propietarios, serán considerados en abandono, en cuyo caso el referido Ministerio podrá disponer la subasta de los mismos, previa declaración al respecto que deberá publicarse en el Diario Oficial.

Artículo 222.- Agrégase al artículo 18 de la Ley N° 3.958, de 28 de marzo de 1912, en la redacción dada por el artículo 258, "in fine", de la Ley N° 17.296, de 21 de febrero de 2001, el siguiente inciso:

> "Simultáneamente al otorgamiento del acta de expropiación, se podrá suscribir un contrato de comodato. En ese sentido, la Administración, por causa justificada, le concederá un plazo máximo de ciento veinte días al expropiado para proceder a la entrega del bien, y en garantía de fiel cumplimiento de las obligaciones contraídas se depositará la suma que la Administración estime conveniente para cada

caso en concreto, cantidad que se devolverá al expropiado simultáneamente con la entrega efectiva del inmueble".

Artículo 223.- Modifícase el artículo 320 de la Ley N° 16.170, de 28 de diciembre de 1990, el que quedará redactado de la siguiente manera:

"ARTÍCULO 320.- En caso de expropiaciones realizadas por el Ministerio de Transporte y Obras Públicas, si después de ejecutada la obra que dio origen a la expropiación quedaren áreas no aptas para el destino fijado en la declaración de utilidad pública, el Ministerio podrá enajenar o permutar a los particulares las mismas, teniendo prioridad en el siguiente orden: primero, el expropiado y segundo, los propietarios de los padrones linderos a las áreas. A sus efectos se considerará su valor sobre la base de la tasación de las oficinas técnicas del Ministerio o del precio establecido en remate público.

Podrá procederse en igual forma cuando cambien las circunstancias de hecho que determinaron su destino y dichas tierras se tornen innecesarias para el Estado".

Artículo 224.- Modifícase el artículo 42 de la Ley N° 3.958, de 28 de marzo de 1912, en la redacción dada por el artículo 3° de la Ley N° 10.247, de 15 de octubre de 1942, y por el artículo 13 del Decreto-Ley N° 14.250, de 15 de agosto de 1974, el que quedará redactado de la siguiente manera:

"A) La declaración de urgencia se hará por el organismo expropiante.

B) En los casos de toma urgente de posesión la indemnización provisoria se depositará en el Banco Hipotecario del Uruguay en unidades reajustables y será la que resulte de la tasación del bien expropiado y sus mejoras, en dictamen fundado, efectuado por técnicos públicos dependientes del Poder Ejecutivo o de los Gobiernos Departamentales. Dicha tasación comprenderá el monto de la indemnización por el bien expropiado y todo otro concepto que ofrecerá la Administración. Las servidumbres legales de utilidad pública no dan lugar a indemnización.

C) El Juez o Tribunal que entienda, o a quien competa entender, en la acción, previa y cautelar de toma urgente de posesión, verificará:

1) La designación del inmueble a expropiar y la resolución que disponga la toma urgente de posesión.

2) Que exista una cuenta abierta en el Banco Hipotecario del Uruguay en unidades reajustables, identificada con el número de padrón del inmueble.

3) La titularidad del bien a expropiar y su situación patrimonial.

D) La Administración entablará la acción de toma urgente de posesión, solicitando la intimación de desocupación y acreditación de la titularidad sobre el inmueble expropiado y su situación patrimonial, en el plazo de diez días perentorios e improrrogables, bajo apercibimiento de lanzamiento. La decisión judicial que ordene la desocupación será inapelable y se cumplirá de inmediato.

E) Al decretar el lanzamiento, el Juez dispondrá el libramiento de oficio al Banco Hipotecario del Uruguay para el cobro del precio provisorio, a quien haya acreditado la titularidad del inmueble designado para expropiar. Si los interesados no comparecieran o hubiera diferencias o dudas sobre el derecho y calidad, legitimación o titularidad, o si existieran embargos, interdicciones o gravámenes sobre el inmueble, el Juez de la causa dispondrá que la situación se dilucide en el juicio de expropiación sin perjuicio de dar posesión al organismo expropiante.

F) Una vez cumplida la toma de posesión efectiva del inmueble, la Administración tendrá un plazo de treinta días para presentar la demanda de expropiación".

Artículo 225.- Modifícase el artículo 773 del Código de Comercio, el que quedará redactado de la siguiente manera:

"ARTÍCULO 773.- La hipoteca podrá constituirse sobre bienes inmuebles que se posean en propiedad o en usufructo y sobre naves y diques flotantes.

También se podrá constituir sobre un buque en construcción y se inscribirá en el Registro Nacional de Buques.

La hipoteca puede constituirse a partir de la firma del contrato de construcción respectivo o cuando el buque se encuentre en curso de construcción.

A los efectos de lo establecido en el inciso anterior se consideran partes integrantes del buque en construcción y sujetos a la garantía, los materiales, maquinarias y aparejos a ser incorporados en esa construcción, que se hallen acopiados o depositados dentro del recinto del astillero o establecimiento y que estuvieren destinados al buque, aun cuando no hayan sido incorporados todavía e identificados en la forma que establezca la reglamentación.

La mencionada hipoteca pasará a gravar el buque una vez inscripto éste en la matrícula, salvo estipulación en contrario de las partes.

El contrato de construcción de un buque, su modificación o rescisión, deben documentarse en escritura pública bajo pena de nulidad. El contrato de construcción a que se refiere el párrafo anterior y sus actos modificativos, solo pueden valer contra terceros después de haberse inscripto en el Registro Nacional de Buques. La falta de inscripción del contrato implica la presunción de que el buque es construido por cuenta del constructor.

Salvo pacto en contrario, el buque es de propiedad del comitente a partir de la colocación de la quilla o del pago de la primera cuota, si su precio se hubiera estipulado en pagos parciales y este derecho puede hacerse valer contra terceros siempre que se hubiese cumplido con la inscripción prevista en el inciso precedente".

Artículo 226.- Las terminales portuarias, zonas francas, terminales logísticas y demás empresas generadoras o receptoras de carga, entendiéndose por tales las que produzcan o movilicen un volumen anual de más de veinte mil toneladas de carga, deberán disponer de sistemas de pesaje de vehículos de carga en cada lugar de embarque o de recepción, según las normas generales de carácter técnico que imparta el Ministerio de Transporte y Obras Públicas.

La reglamentación definirá los plazos dentro de los cuales las empresas darán cumplimiento a lo dispuesto en este artículo, el tipo de balanza a utilizar y las modalidades que las circunstancias aconsejen, así como las responsabilidades derivadas del incumplimiento.

Artículo 227.- La Dirección Nacional de Transporte llevará un registro con los adeudos pendientes, infracciones con sanción pecuniaria en trámite o convenios de facilidades de pago vigentes con el Ministerio de Transporte y Obras Públicas, de las personas físicas o jurídicas propietarias de vehículos de transporte de carga (con capacidad de 2.000 kilogramos en adelante) o de vehículos de transporte colectivo de personas (con capacidad mayor a 7 pasajeros). Dichos adeudos se indizarán por el padrón del vehículo y patronímicamente y se comunicarán al Registro Nacional de Automotores el que brindará la información respectiva.

Mientras no se haga efectiva la comunicación electrónica entre ambos registros, la Dirección Nacional de Transporte brindará también certificación escrita de la inexistencia de los citados adeudos y el Registro Nacional de Automotores no inscribirá la transmisión dominial, leasing ni prendas sin la presentación de dicho certificado.

El adquirente será responsable del pago de los adeudos del enajenante si no media la expedición de certificado negativo expedido por los dos registros referidos.

Artículo 228.- Los funcionarios del Ministerio de Transporte y Obras Públicas que desempeñen tareas de recaudación, inspección o de vigilancia podrán ser asignados a otras funciones, según las necesidades del Inciso, conservando su mismo escalafón y grado salarial.

INCISO 11

MINISTERIO DE EDUCACIÓN Y CULTURA

Artículo 229.- Créase en el Inciso 11, programa 001 "Administración General", unidad ejecutora 001 "Dirección General de Secretaría", la Dirección de Derechos Humanos con los siguientes cometidos:

A) Promover la más amplia vigencia de los Derechos Humanos.

B) Desarrollar un Plan Nacional de Derechos Humanos.

C) Promover la sensibilización y el conocimiento de tales derechos, y la educación en Derechos Humanos, en todo el sistema educativo nacional, público y privado, formal e informal.

D) Elaborar normativas para compatibilizar la legislación nacional con la internacional.

E) Implementar un programa que promueva el reconocimiento y respeto de los derechos ante la Administración Pública y de los funcionarios.

F) Desarrollar acciones tendientes a la eliminación de toda clase de discriminación por razones étnicas, raciales, de género, religión, opción sexual, capacidades diferentes, edad o aspecto físico.

G) Proponer el establecimiento de marcos institucionales de participación ciudadana que conformen garantías contra las violaciones de los derechos de los habitantes y habiliten el seguimiento y evaluación del ejercicio de la función pública.

H) Proponer y coordinar temas de Derechos Humanos en la región.

Créase el cargo de Director de Derechos Humanos, con carácter de particular confianza, cuya remuneración se ubicará en el nivel previsto por el literal C) del artículo 9° de la Ley N° 15.809, de 8 de abril de 1986.

<u>Artículo 230</u>.- Créase en el Inciso 11, programa 001 "Administración General", unidad ejecutora 001 "Dirección General de Secretaría", la "Dirección de Asuntos Constitucionales, Legales y Registrales". La misma tendrá como cometido la articulación de las unidades ejecutoras, servicios ministeriales y personas públicas no estatales relacionadas con los cometidos

del Ministerio de Educación y Cultura, vinculados a los temas constitucionales, legales y registrales de competencia de esa Cartera ministerial. A tales efectos, el Ministro identificará, mediante resolución fundada, la nómina de los servicios comprendidos en esta disposición.

La citada Dirección tendrá a su cargo:

A) Relevar la situación del Estado en materia de juicios en que éste sea actor o demandado, a cuyos efectos los distintos organismos públicos y personas públicas no estatales remitirán la información pertinente, en la forma y plazos que determine el Poder Ejecutivo.

B) Estudiar la normativa vigente, realizando ante las autoridades respectivas y dentro del marco de competencia del Ministerio de Educación y Cultura, las sugerencias de ajustes normativos que se estimen necesarios para el adecuado acceso a la justicia, la mejora de la gestión judicial de los intereses del Estado y el fortalecimiento del Estado de Derecho.

C) Evacuar las consultas que le requieran los distintos organismos estatales sobre los asuntos a su consideración, ya sea en vía administrativa o contenciosa.

Créase el cargo de Director de Asuntos Constitucionales, Legales y Registrales, con carácter de particular confianza, cuya remuneración se ubicará en el nivel previsto por el literal C) del artículo 9° de la Ley N° 15.809, de 8 de abril de 1986.

Se declaran de alta prioridad las funciones de "Director de Cooperación Jurídica Internacional y de Justicia" que refiere el artículo 342 de la Ley N° 16.736, de 5 de enero de 1996, las que serán provistas mediante el régimen establecido por el artículo 7° de la Ley N° 16.320, de 1° de noviembre de 1992 y sus decretos reglamentarios 629/1992, de 21 de diciembre de 1992 y 55/993, de 2 de febrero de 1993. A partir de la vigencia de esta ley dichas funciones se denominarán de "Cooperación Jurídica Internacional y MERCOSUR".

Artículo 231.- Asígnase al Inciso 11 "Ministerio de Educación y Cultura", una partida anual de $ 7.129.788 (siete millones ciento veintinueve mil setecientos ochenta y ocho pesos uruguayos), para atender los aportes patronales y personales de los becarios contratados del programa 001 "Administración General".

Artículo 232.- Habilítase al Inciso 11 "Ministerio de Educación y Cultura", programa 001 "Administración General", unidad ejecutora 001 "Dirección General de Secretaría", a remunerar a través del régimen de horas docentes, las actividades educativas enmarcadas en el Programa Nacional de Educación y Trabajo, a cargo de la Dirección de Educación, con inclusión de las actuales actividades desarrolladas por el Centro de Capacitación y Producción (CECAP).

Artículo 233.- Autorízase al Inciso 11 "Ministerio de Educación y Cultura" a utilizar las economías que concrete en los arrendamientos de inmuebles que actualmente contratan las dependencias del Inciso, para incrementar el crédito correspondiente al objeto del gasto del grupo 7 -Partidas a Reaplicar- de la unidad ejecutora 001 "Dirección General de Secretaría".

Artículo 234.- Modifícase el inciso primero del artículo 319 de la Ley N° 17.296, de 21 de febrero de 2001, el que quedará redactado de la siguiente manera:

"ARTÍCULO 319.- El Ministerio de Educación y Cultura y el Servicio Oficial de Difusión, Radiotelevisión y Espectáculos (SODRE) podrán contratar, en régimen de 'cachet', solamente artistas, docentes, técnicos en radio y televisión, espectáculos, periodistas en radio y televisión y gestores de proyectos culturales, siempre y cuando presten efectivamente servicios en estas áreas.

Deberá suscribirse un contrato donde se documente las condiciones y el objeto de la prestación, pudiendo la Administración disponer en cualquier momento su rescisión.

Dichas contrataciones serán de carácter transitorio y no darán derecho a adquirir la calidad de funcionario público".

Artículo 235.- La promoción de proyectos de Fomento Artístico Cultural, se efectuará a través del otorgamiento de incentivos fiscales a quienes efectúen donaciones a favor de los proyectos y de beneficios fiscales a los promotores de los mismos. El Poder Ejecutivo establecerá semestralmente los límites de los beneficios e incentivos fiscales que podrán otorgarse en el marco de lo previsto en la presente ley.

Artículo 236.- Los proyectos de fomento artístico cultural deberán describir en forma detallada el plan o programa de las actividades artístico culturales que se propongan realizar, especificando los medios a utilizar y los objetivos a alcanzar.

A título enunciativo, los proyectos podrán estar dirigidos a la instalación de instituciones artístico culturales, instituciones de promoción de la producción artístico cultural incluyendo la cinematográfica y audiovisual; a las producciones literarias o musicales; exposiciones de artes plásticas; a la promoción de perfeccionamiento en las expresiones artístico culturales; a la organización de concursos en las diversas ramas culturales.

Sin perjuicio de lo que establezca la reglamentación, los proyectos deberán contener:

A) Descripción de las actividades y objetivos a cumplir.

B) Cronograma de ejecución por etapas.

C) Presupuesto en el que se discriminarán los fondos necesarios para cada etapa del proyecto.

Artículo 237.- Créase el "Registro de Proyectos de Fomento Artístico Cultural", que será llevado por el Ministerio de Educación y Cultura. El Poder Ejecutivo reglamentará la organización, funcionamiento y procedimiento de inscripción de los proyectos declarados de fomento artístico cultural conforme a los medios y procedimientos técnicos más adecuados.

Sólo los proyectos inscriptos podrán ser destinatarios de donaciones en los términos y con los beneficios consagrados en la presente ley.

La información contenida en el referido Registro, será divulgada periódicamente en los medios masivos de comunicación y será accesible de manera continua a través de medios informáticos. La reglamentación determinará el contenido de la información, que deberá incluir el monto máximo otorgado a cada proyecto, montos recaudados y estado de ejecución de los mismos.

Artículo 238.- Créase el "Fondo Concursable para la Cultura" con destino al financiamiento de Proyectos de Fomento Artístico Cultural de impacto en todo el territorio nacional.

El fondo común se distribuirá entre los distintos fondos sectoriales de las diversas disciplinas artísticas, de acuerdo a los criterios que se determinan en la presente ley y su reglamentación.

Llámase fondos sectoriales a aquellos fondos de promoción de cada disciplina artística.

Los proyectos aprobados en virtud de las Leyes Nos. 16.297, de 17 de agosto de 1992, 16.624, de 10 de noviembre de 1994 y modificativas, se reputarán de Fomento Artístico Cultural.

Artículo 239.- Las Personas Físicas contribuyentes del Impuesto al Patrimonio, o Jurídicas contribuyentes del Impuesto a las Rentas de la Industria y Comercio, del Impuesto a las Rentas Agropecuarias y del Impuesto al Patrimonio, que efectúen donaciones en efectivo para proyectos declarados de fomento artístico cultural, gozarán de los beneficios fiscales siguientes:

1) 75% (setenta y cinco por ciento) del monto donado se imputará como pago a cuenta de los tributos mencionados en el inciso anterior, según los límites establecidos por el Poder Ejecutivo.

2) 25% (veinticinco por ciento) podrá ser imputado a todos los efectos fiscales como gasto de la empresa.

Los beneficios fiscales de las personas físicas o jurídicas contribuyentes se contabilizarán de acuerdo a los destinos elegidos para la donación según la siguiente escala:

A) 100% (cien por ciento) para los casos de aportes al Fondo Común para el financiamiento de Proyectos de Fomento Artístico Cultural.

B) 80% (ochenta por ciento) para los casos de aportes a los Fondos Sectoriales de cada disciplina artística, sin perjuicio de lo que establezca la reglamentación.

C) 40% (cuarenta por ciento) para los casos de aportes a proyectos artísticos individualizados. Este porcentaje podrá llegar al 60% (sesenta por ciento) cuando se trate de proyectos a realizarse en el interior del país con participación de artistas locales. Dichos aportes deberán hacerse a través de depósitos en la cuenta específica abierta para proyectos individualizados.

D) 20% (veinte por ciento) para los casos de aportes a proyectos culturales oficiales que sean declarados de Fomento Artístico Cultural. Dichos aportes deberán hacerse a través de depósitos en la cuenta específica abierta para proyectos individualizados.

Artículo 240.- Créase el Consejo Nacional de Evaluación y Fomento de Proyectos Artístico Culturales que tendrá los siguientes cometidos:

A) Asesorar al Poder Ejecutivo en el otorgamiento de beneficios fiscales a quienes desarrollen proyectos artístico culturales.

B) Declarar de Fomento Artístico Cultural, los Proyectos que seleccione en un plazo no mayor a los 60 días de presentados.

C) Actuar como fiduciario del Fideicomiso de Inversión Artístico Cultural que se crea en el artículo 247 de la presente ley.

D) Evaluar y controlar la ejecución de los Proyectos declarados de Fomento Artístico Cultural.

E) Captar recursos financieros destinados al desarrollo artístico cultural, tal como ser donaciones y legados.

F) Promover proyectos de patrocinio, fomento, inversión y la cooperación internacional, fundamentalmente con los países de la región, destinados a la integración regional para el desarrollo cultural.

G) Promover la creación de líneas de crédito y otras medidas de apoyo, para el crecimiento y desarrollo de las industrias culturales nacionales que promuevan y difundan a artistas uruguayos y créditos sociales para el crecimiento y desarrollo de Instituciones civiles sin fines de lucro con personería jurídica, destinadas a la gestión cultural.

H) Estimular, promover y fomentar la actividad artístico cultural nacional en todas sus etapas de creación, formación, difusión, documentación, dotación de infraestructuras y circulación.

A los efectos de cumplir con estos cometidos, el Consejo deberá:

A) Establecer su reglamento de funcionamiento interno y fijar los procedimientos para su ejecución.

B) Reglamentar el "Registro de Proyectos de Fomento Artístico Cultural", que será llevado por el Ministerio de Educación y Cultura, que se crea en el artículo 237 de la presente ley.

C) Administrar y disponer de los fondos recibidos, de acuerdo a la presente ley y su reglamentación.

D) Conformar jurados especializados por cada disciplina artística.

E) Difundir a través de los medios de comunicación los llamados a presentación de proyectos así como las evaluaciones de los mismos.

F) Abrir una cuenta en el Banco de la República Oriental del Uruguay, a nombre del Fideicomiso de Inversión Cultural, que estará habilitada para recibir las donaciones de los contribuyentes. Se crearán tantas cuentas como Fondos Sectoriales, las cuentas previstas para el Fondo Común y una para la totalidad de los proyectos individualizados.

Artículo 241.- El Consejo Nacional de Evaluación y Fomento de Proyectos Artístico Culturales estará integrado por dos representantes del Ministerio de Educación y Cultura que lo presidirá, dos representantes del Ministerio de Economía y Finanzas, un representante del Ministerio de Industria, Energía y Minería, un representante del Ministerio de Turismo y Deporte, un representante del Ministerio de Relaciones Exteriores, un representante del Congreso Nacional de Intendentes y seis representantes de la actividad artística cultural nacional (música, teatro, danza, audiovisual, artes visuales y letras).

En caso de empate, decidirá el voto del Presidente del Consejo.

Los representantes de las actividades artísticas culturales de dicho Consejo durarán tres años en sus funciones, pudiendo ser reelectos por un nuevo período.

No podrán ser reelectos por tres períodos consecutivos.

Artículo 242.- Los gastos de funcionamiento del Consejo Nacional de Evaluación y Fomento de Proyectos Artístico Culturales no podrán sobrepasar el 10% (diez por ciento) del Fondo Común para el financiamiento de Proyectos de Fomento Artístico Cultural.

El Ministerio de Educación y Cultura dotará al Consejo Nacional de Evaluación y Fomento de Proyectos Artístico Culturales, de la infraestructura necesaria para su funcionamiento.

Artículo 243.- Durante los dos primeros años de vigencia de la presente ley, y previa deducción de los gastos de funcionamiento referidos en el artículo 242 de la presente ley, se fija como mínimo para el financiamiento total o parcial de los proyectos cinematográficos o audiovisuales el 25% (veinticinco por ciento) de los incentivos fiscales que se asignaren semestralmente, en los términos que se establecerán en la reglamentación de la ley.

Artículo 244.- El Consejo Nacional de Evaluación y Fomento de Proyectos Artístico Culturales, procederá a la cancelación de la declaración de fomento artístico cultural:

A) Cuando los plazos de ejecución establecidos en el proyecto o por el Consejo no hayan sido cumplidos por los promotores.

B) Cuando el proyecto devenga inejecutable.

C) Toda vez que constate un incumplimiento grave del promotor de cualquiera de las obligaciones asumidas en el proyecto o establecidas en la presente ley.

La cancelación de la declaración de fomento artístico cultural de un proyecto no afectará los incentivos fiscales otorgados a las donaciones realizadas al mismo.

Los fondos remanentes de un proyecto cancelado se destinarán al Fondo Común, para el financiamiento de Proyectos declarados de Fomento Artístico Cultural.

Artículo 245.- Los donantes efectuarán el depósito de las sumas donadas en cuentas especialmente habilitadas a tal efecto en el Banco de la República Oriental del Uruguay (BROU).

El Consejo Nacional de Evaluación y Fomento de Proyectos Artístico Culturales, entregará al donante, contra la boleta de depósito, un comprobante, de acuerdo a las disposiciones establecidas en el artículo 239 de la presente ley. Los donantes podrán canjear los documentos antes aludidos por certificados de crédito en la Dirección General Impositiva. La boleta de depósito deberá ser conservada por las empresas a efectos de la deducción como gasto del 25% (veinticinco por ciento) de la donación.

Artículo 246.- El Poder Ejecutivo, a solicitud del Consejo Nacional de Evaluación y Fomento de Proyectos Artístico Culturales, podrá otorgar a los proyectos declarados de fomento artístico cultural, las siguientes franquicias fiscales que en cada caso establezca:

A) Exoneración total o parcial de toda clase de tributos nacionales, ya sean impuestos, tasas o contribuciones, así como rebajas de tarifas o precios en servicios prestados por el Estado.

B) Exoneración de todo tributo que grave las rentas de la empresa, así como su distribución o adjudicación sea cual fuere la forma como se realice, siempre que provengan del proyecto declarado de fomento artístico cultural.

C) Exoneración de Proventos, tasas portuarias y adicionales que recaigan sobre la importación de bienes necesarios para el desarrollo del proyecto.

D) Exoneración del Impuesto al Valor Agregado (IVA), del Impuesto de Contribución al Financiamiento de la Seguridad Social (COFIS), y al Impuesto Específico Interno (IMESI), correspondientes a la importación de los bienes necesarios para el desarrollo del proyecto y devolución del IVA y del COFIS incluido en la adquisición en plaza de dichos bienes.

Serán beneficiarias de estas franquicias fiscales las personas físicas o jurídicas promotoras de un proyecto declarado de fomento artístico cultural, en los términos de la presente ley.

El Consejo Nacional de Evaluación y Fomento de Proyectos Artístico Culturales no podrá solicitar la exoneración de los ingresos de los fondos sectoriales creados por las Leyes Nos. 16.297, de 17 de agosto de 1992, 16.624, de 10 de noviembre de 1994 y modificativas.

El otorgamiento de los beneficios fiscales, deberá contener contraprestaciones, las cuales se establecerán en la reglamentación de esta ley.

Las exoneraciones de aportes patronales al Banco de Previsión Social en la parte correspondiente a la mano de obra incorporada para el desarrollo de los proyectos se determinarán por ley.

Artículo 247.- Dentro de los treinta días de publicada la presente ley, se constituirá un Fideicomiso de Inversión Artístico Cultural con el objetivo de administrar y custodiar los recursos destinados a los proyectos declarados de fomento artístico cultural. Dicho Fideicomiso se regirá por las disposiciones de la Ley N° 17.703, de 27 de octubre de 2003, modificativas y concordantes, y sus decretos reglamentarios.

El plazo será el establecido en el artículo 33 de la Ley N° 17.703, de 27 de octubre de 2003, y no podrá ser revocado por el fideicomitente.

El patrimonio del Fideicomiso de Inversión Artístico Cultural estará integrado por los aportes que reciba con destino a los proyectos declarados de fomento artístico cultural, así como, entre otros, por los legados y donaciones que reciba.

El hecho de efectuar aportes no reputará fideicomitentes a los donantes.

Artículo 248.- El fideicomitente será el Estado que constituirá el fideicomiso autorizándolo a recibir aportes de terceros y regulará la forma de actuación del fiduciario.

El Poder Ejecutivo a través del Consejo Nacional de Evaluación y Fomento de Proyectos Artístico Culturales actuará como fiduciario.

Las personas físicas o jurídicas promotoras de los proyectos declarados de fomento artístico cultural serán los beneficiarios. Cuando el promotor sea una persona física podrá, al momento de la presentación del proyecto, designar a la o a las personas encargadas de la continuidad del mismo para el caso de su incapacidad, renuncia o muerte.

El fiduciario liberará los fondos destinados a los proyectos contra la recepción de recaudos que acrediten el cumplimiento de la etapa respectiva, en los términos que establezcan la reglamentación y la declaración de fomento artístico cultural.

Artículo 249.- El Consejo Nacional de Evaluación y Fomento de Proyectos Artístico Culturales deberá disponer:

A) La publicación completa de los estados contables auditados del Fideicomiso de Inversión Cultural en el Diario Oficial.

B) El acceso a dichos estados contables a través de medios informáticos por parte de cualquier persona.

C) Dar cuenta a la Asamblea General.

El Tribunal de Cuentas, dentro de sus competencias, realizará los controles que correspondan.

Artículo 250.- Asígnase al programa 001 "Administración General", unidad ejecutora 001 "Dirección General de Secretaría" las siguientes partidas con destino al "Fondo Concursable para la Cultura" creado en el artículo 238 de la presente ley y que se integrarán a los recursos aportados en las condiciones que se establecen en los artículos "ut supra": para el Ejercicio 2006 $ 3.436.000 (tres millones cuatrocientos treinta y seis mil pesos uruguayos); para el Ejercicio 2007, $ 7.929.000 (siete millones novecientos veintinueve mil pesos uruguayos); para el Ejercicio 2008, $ 7.929.000 (siete millones novecientos veintinueve mil pesos uruguayos); y, para el Ejercicio 2009, $ 13.214.000 (trece millones doscientos catorce mil pesos uruguayos).

Artículo 251.- Asígnase al Inciso 11 "Ministerio de Educación y Cultura", programa 001 "Administración General", unidad ejecutora 001 "Dirección General de Secretaría", las siguientes partidas anuales con destino al Programa "Animación, Formación y Desarrollo Cultural en el Interior del País". Para el Ejercicio 2006, $ 1.057.000 (un millón cincuenta y siete mil pesos uruguayos); para el Ejercicio 2007, $ 3.964.000 (tres millones novecientos sesenta y cuatro mil pesos uruguayos); para el Ejercicio 2008, $ 4.757.000 (cuatro millones setecientos cincuenta y siete mil pesos uruguayos); y, para el Ejercicio 2009, $ 8.458.000 (ocho millones cuatrocientos cincuenta y ocho mil pesos uruguayos).

Artículo 252.- Asígnase al Inciso 11 "Ministerio de Educación y Cultura", programa 001 "Administración General", unidad ejecutora 001 "Dirección General de Secretaría", las siguientes partidas con destino al Proyecto de Inversión 703 "Recuperación y Construcción de Infraestructura para el Desarrollo de Actividades Artísticas y Culturales en el Interior del País". Para el Ejercicio 2006, $ 793.000 (setecientos noventa y tres mil pesos uruguayos); para el Ejercicio 2007, $ 2.114.000 (dos millones ciento catorce mil pesos uruguayos); para el Ejercicio 2008, $ 1.874.000 (un millón ochocientos setenta y cuatro mil pesos uruguayos); y, para el Ejercicio 2009,

$ 10.573.000 (diez millones quinientos setenta y tres mil pesos uruguayos).

Artículo 253.- Las partidas asignadas por los artículos 250, 251 y 252 se financiarán con el abatimiento del Proyecto de Inversión 780 "Complejo de Espectáculos" de la unidad ejecutora 016, "Servicio Oficial de Difusión, Radiotelevisión y Espectáculos" del programa 007 "Organización de Espectáculos Artísticos y Administración de Radio y TV Oficiales", según el siguiente detalle: año 2006, $ 5.286.000 (cinco millones doscientos ochenta y seis mil pesos uruguayos); año 2007, $ 14.007.000 (catorce millones siete mil pesos uruguayos); año 2008, $ 14.560.000 (catorce millones quinientos sesenta mil pesos uruguayos); y, año 2009, $ 32.245.000 (treinta y dos millones doscientos cuarenta y cinco mil pesos uruguayos).

Artículo 254.- Autorízase al "Instituto de Investigaciones Biológicas Clemente Estable" a solicitar, tramitar, obtener y ceder, en este último caso previa autorización del Poder Ejecutivo, títulos de patente de invención que protejan adecuadamente el conocimiento original resultado de sus actividades de investigación, a su propio nombre o en copropiedad con terceras personas o instituciones, cuando corresponda.

Artículo 255.- Créase el "Fondo de Vinculación de la Investigación Nacional con las Demandas Productivas", en el Proyecto de Inversión "Proyecto de Innovación" de la unidad ejecutora 012 "Dirección Nacional de Ciencia, Tecnología e Innovación", del Inciso 11 "Ministerio de Educación y Cultura". Dicho Fondo tendrá como finalidad promover la articulación y encuentro entre las capacidades de investigación generadas en el ámbito académico y las necesidades del sector productivo nacional -especialmente las pequeñas y medianas empresas- el que podrá ser destinado total o parcialmente a la financiación de la inserción de jóvenes investigadores en el mencionado sector.

Artículo 256.- Créase la "Agencia Nacional de Innovación", la que se comunicará con el Poder Ejecutivo por intermedio del Ministerio de Educación y Cultura. La misma será gestionada por el Ministro de Educación y Cultura que la presidirá, y por los de Economía y Finanzas, de Industria, Energía y Minería, de Ganadería, Agricultura y Pesca y por el Director de la Oficina de Planeamiento y Presupuesto o por quien ellos designen.

Dicha Agencia tendrá como cometido organizar y administrar instrumentos y medidas para la promoción y el fomento de la innovación, la ciencia y la tecnología, promoviendo la coordinación interinstitucional en forma transversal, articulando las necesidades sociales y productivas con las capacidades científicas, tecnológicas y de innovación.

La referida Agencia dispondrá para su funcionamiento de los siguientes recursos:

A) Las partidas que se le asignen en las leyes presupuestales.

B) Las partidas asignadas a los Ministerios que la integran y que sean referidas a la Agencia para su ejecución.

C) Las donaciones, herencias y legados que reciba. Los bienes recibidos se aplicarán en la forma indicada por el testador o donante.

D) La totalidad de ingresos que obtenga por la venta de sus servicios y cualquier otro financiamiento que reciba para cumplir los programas de su competencia.

Dentro del término de ciento ochenta días de promulgada la presente ley, el Poder Ejecutivo remitirá una iniciativa legislativa que establecerá la naturaleza jurídica de la Agencia Nacional de Innovación, regulará las bases de su funcionamiento orgánico y desarrollará sus cometidos en el marco de las disposiciones constitucionales aplicables.

Artículo 257.- Incorpóranse las Escuelas Nacionales de Danza y de Arte Lírico al programa 007 "Organización de Programas Artísticos y Administración de Radios y TV Oficiales", unidad ejecutora 016 "Servicio Oficial de Difusión, Radiotelevisión y Espectáculos". En el término de sesenta días a partir de la promulgación de la presente ley, se transferirán del programa 001 "Administración General", unidad ejecutora 001 "Dirección General de Secretaría", a la unidad ejecutora 016 "Servicio Oficial de Difusión, Radiotelevisión y Espectáculos", los créditos y cargos presupuestales incluyendo las partidas que se financian con cargo al artículo 337 de la Ley N° 16.736, de 5 de enero de 1996.

Artículo 258.- Declárase en vigor las disposiciones de los artículos 387 de la Ley N° 16.170, de 28 de diciembre de 1990; 258 y 259 de la Ley N° 16.226, de 29 de octubre de 1991; y 297 de la Ley N° 16.320, de 1° de noviembre de 1992. Convalídanse los actos administrativos dictados al amparo de la normativa anteriormente citada.

Artículo 259.- Incorpóranse al artículo 74 de la Ley N° 16.871, de 28 de setiembre de 1997, los siguientes numerales:

"4) Por búsqueda patronímica, sobre la titularidad de los bienes y derechos inscriptos en cualquiera de los Registros comprendidos en la presente ley.

5) Por toda otra forma de acceso a la información.

La reglamentación establecerá las limitaciones y el alcance de estas modalidades de solicitar información, así como la fecha a partir de la cual se podrá hacer efectiva".

Artículo 260.- Declárase que la disposición contenida en el artículo 43 del denominado Decreto-Ley Especial N° 7, de 23 de diciembre de 1983, prevista para los funcionarios del Servicio Oficial de Difusión, Radiotelevisión y Espectáculos, es aplicable a los funcionarios de la unidad ejecutora 024 "Canal 5 - Sistema de Televisión Nacional".

Artículo 261.- Prohíbese la cesión, venta, reproducción o entrega a terceros de la información relativa al estado civil de las personas por quienes reciben la misma en virtud de convenios celebrados con la Dirección General del Registro de Estado Civil, sean personas físicas o jurídicas, públicas o privadas, y se realice en forma onerosa o gratuita.

La misma prohibición alcanzará a aquellos que reciban por cualquier otro medio, directo o indirecto, información concerniente al estado civil de las personas cuyo registro, conservación y expedición es cometido de la Dirección General del Registro de Estado Civil.

La Dirección General del Registro de Estado Civil será la encargada de fiscalizar el cumplimiento de lo establecido en este artículo. El Ministerio de Educación y Cultura reglamentará las sanciones económicas a aplicar ante el incumplimiento de la prohibición establecida.

Artículo 262.- Créase en el Inciso 11, programa 001 "Administración General", unidad ejecutora 001 "Dirección General de Secretaría", la Dirección de Innovación, Ciencia y Tecnología para el Desarrollo con el cometido de elaborar e impulsar las políticas, lineamientos, estrategias y prioridades del Ministerio de Educación y Cultura en materia de innovación, ciencia y tecnología. Además, deberá articular las acciones de este Ministerio con los restantes Ministerios, así como con otros organismos públicos y privados, vinculados directa o indirectamente con estas políticas, oficiando como soporte del sistema en materia de elaboración técnica, evaluación y seguimiento y generación de información relevante para la toma de decisiones.

Artículo 263.- Modifícase el numeral 6 del artículo 79 de la Ley N° 16.871, de 17 de setiembre de 1997, el cual quedará redactado de la siguiente forma:

"Treinta y cinco años:

Las hipotecas a favor del Banco de la República Oriental del Uruguay, sin perjuicio del régimen especial establecido por el artículo 499 de la Ley N° 16.226, de 29 de octubre de 1991, en la redacción dada por la Ley N° 16.512, de 30 de junio de 1994.

Las hipotecas recíprocas relativas al régimen de propiedad horizontal no caducarán.

Aquellas que ya hubiesen caducado podrán inscribirse nuevamente sin necesidad del control a que se refiere el literal C) del artículo 1° de la Ley N° 9.328, de 24 de marzo de 1934".

INCISO 12

MINISTERIO DE SALUD PÚBLICA

Artículo 264.- El Inciso 12 "Ministerio de Salud Pública" implementará un Sistema Nacional Integrado de Salud con el objetivo de establecer la atención integral de todos los habitantes residentes en el país, garantizando su cobertura equitativa y universal.

Dicho sistema se articulará sobre la base de la complementación público-privada y tendrá como estrategia global la atención primaria en salud, privilegiando el primer nivel de atención, las acciones de promoción, prevención y rehabilitación.

El sistema complementará los servicios públicos y privados de forma de alcanzar la atención integral y de calidad adecuada a todos los habitantes.

Artículo 265.- El Sistema Nacional Integrado de Salud será financiado por un Seguro Nacional de Salud, el que se creará por ley según lo dispuesto en el artículo 67 y en la disposición transitoria letra V)** de la Constitución de la República y contará con un Fondo Público Único y Obligatorio constituido por los aportes del Estado, aportes de las empresas públicas y privadas y el aporte universal de los hogares beneficiarios del Sistema Nacional Integrado de Salud.

El aporte del Estado provendrá de la asignación presupuestal al financiamiento del sistema de salud.

El aporte de las empresas públicas y privadas será proporcional a la nómina de sus trabajadores.

El aporte de los hogares será un porcentaje de sus ingresos de manera de contribuir a la equidad en el aporte al financiamiento de la salud, en tanto las normas tributarias fijarán la forma y porcentaje de dichos aportes.

El reembolso a los prestadores integrales públicos y privados de salud se hará de acuerdo a cápitas ajustadas por riesgo y metas de prestación de servicios en cada nivel de atención.

La reglamentación fijará los valores de las cápitas integrales ajustadas por riesgo, los mecanismos de ajuste de las mismas y las metas de prestación por nivel de atención.

Sólo podrán integrar el Seguro Nacional de Salud a crearse, las instituciones de asistencia médica colectiva previstas en el artículo 6° del Decreto-Ley N° 15.181, de 21 de agosto de 1981, y sus modificativas, así como las instituciones de asistencia médica privada particular sin fines de lucro.

Sin perjuicio, aquellos seguros integrales autorizados y habilitados por el Ministerio de Salud Pública al amparo de lo dispuesto por el artículo 3° del Decreto-Ley N° 15.181, de 21 de agosto de 1981, que operen bajo alguna de las formas jurídicas previstas en la Ley N° 16.060, de 4 de setiembre de 1989, que se encuentren funcionando regularmente a la fecha de la vigencia de la presente ley, integrarán el Seguro Nacional de Salud a crearse, según sus prescripciones, de acuerdo a las pautas que indique la reglamentación que a tal efecto dictará el Poder Ejecutivo y sin perjuicio de la libre contratación que garantiza la norma.

Artículo 266.- El Inciso 12 "Ministerio de Salud Pública" mantendrá actualizado el diagnóstico de situación de salud de la población creando un sistema de vigilancia en salud.

Para ello, además, se pondrá especial atención en la notificación oportuna de enfermedades transmisibles y crónicas no transmisibles, se implementará el Nuevo Reglamento Sanitario Internacional y se conformará una red de vigilancia pasiva-activa con puestos centinelas, desarrollando planes de contingencia frente a efectos adversos para la salud.

Artículo 267.- Exceptúase del régimen de dedicación exclusiva establecida por el artículo 7° de la Ley N° 16.320, de 1° de noviembre de 1992, el desempeño de funciones de alta prioridad en el Ministerio de Salud Pública.

Artículo 268.- El Plan de Inversiones que se asigna al Inciso 12 "Ministerio de Salud Pública" por la presente ley, se ha formulado teniendo en cuenta las necesidades de ampliación de la capacidad instalada, el mantenimiento de las existentes y las derivadas del cambio de modelo de atención.

Deberán destinarse recursos para la formulación de proyectos de inversión con la correspondiente evaluación económica en las áreas de investigación, producción y sustitución de servicios, de acuerdo a lo que determine la reglamentación.

Artículo 269.- El beneficio creado por el artículo 247 de la Ley N° 15.903, de 10 de noviembre de 1987, con la redacción dada por el artículo 280 de la Ley N° 16.226, de 29 de octubre de 1991, será extendido a partir del año 2007 a los funcionarios que cumplan funciones en el primer nivel de atención, como primera etapa en el proceso de generalización de dicho beneficio en las condiciones prescriptas en el artículo 349 de la Ley N° 17.296, de 21 de febrero de 2001.

El Poder Ejecutivo en acuerdo con los Ministerios de Salud Pública y de Economía y Finanzas reglamentará la percepción de este beneficio.

A efectos del cumplimiento de lo precedentemente expuesto, increméntase la partida asignada por el artículo 247 de la Ley N° 15.903, de 10 de noviembre de 1987, en la suma de $ 11.015.380 (once millones quince mil trescientos ochenta pesos uruguayos) para el año 2007, $ 38.540.000 (treinta y ocho millones quinientos cuarenta mil pesos uruguayos) para el año 2008, y $ 39.310.000 (treinta y nueve millones trescientos diez mil pesos uruguayos) para el año 2009.

Artículo 270.- Modifícase el límite porcentual dispuesto por el inciso segundo del artículo 305 de la Ley N° 16.320, de 1° de noviembre de 1992, que quedará fijado en 25% (veinticinco por ciento).

Artículo 271.- Asígnase una partida de $ 234.351.259 (pesos uruguayos doscientos treinta y cuatro millones trescientos cincuenta y un mil doscientos cincuenta y nueve) a efectos de financiar:

A) El aumento salarial que rige desde el 1° de setiembre de 2005, según el Convenio firmado por el Ministerio de Salud Pública el 14 de setiembre de 2005, con la Federación Médica del Interior (FEMI) por un monto hasta el 31 de diciembre de 2005 de $ 8.166.436 (pesos uruguayos ocho millones ciento sesenta y seis mil cuatrocientos treinta y seis) y de $ 24.500.060 (pesos uruguayos veinticuatro millones quinientos mil sesenta) anuales a partir del ejercicio 2006.

B) Una partida de $ 209.851.199 (pesos uruguayos doscientos nueve millones ochocientos cincuenta y un mil ciento noventa y nueve) a efectos de regularizar el incremento salarial que perciben los funcionarios del Inciso 12 "Ministerio de Salud Pública" desde el mes de octubre de 2003.

A partir del 1° de enero de 2006, dicha partida se incrementará en hasta $ 32.657.000 (pesos uruguayos treinta y dos millones seiscientos cincuenta y siete mil) con el fin de extender el citado aumento a la totalidad de los cargos y contratos de función pública del Inciso que hubieran sido provistos con posterioridad al 1° de octubre de 2003, así como aquellos funcionarios que desde esa fecha hubieran cesado en las funciones a que hace referencia el artículo 305 de la Ley N° 16.320, de 1° de noviembre de 1992.

En la presente disposición quedan comprendidas las contrataciones efectuadas al amparo del artículo 410 de la Ley N° 16.170, de 28 de diciembre de 1990, realizadas con posterioridad al 1° de octubre de 2003.

El Ministerio de Salud Pública determinará conjuntamente con el Ministerio de Economía y Finanzas, los funcionarios que serán incluidos en la distribución de las partidas establecidas precedentemente y los importes correspondientes.

Artículo 272.- Decláranse titulares de cargos del último grado de los respectivos escalafones a todos los funcionarios del Inciso 12 "Ministerio de Salud Pública" que revistan en carácter de presupuestados interinos, contratados para funciones permanentes y contratados por el artículo 410 de la Ley N° 16.170, de 28 de diciembre de 1990, que computen una antigüedad mínima de un año a la fecha de vigencia de la presente ley, y no tengan sumarios en trámite. A los fines indicados, habilítase al Poder Ejecutivo a transformar contratos de funciones permanentes en cargos presupuestales de grado de ingreso.

Aquellos funcionarios que se encuentren ocupando cargos de mayor grado permanecerán en los mismos en forma interina, hasta que se realicen los ascensos.

Autorízase a los funcionarios que se encuentren en la situación mencionada a presentarse al llamado a concurso que se efectuará para la provisión de los cargos de ascenso. En caso de que el fallo del tribunal no les fuere favorable, pasarán a ocupar automáticamente, en carácter de titular, un cargo de ingreso.

El Poder Ejecutivo, en un plazo de noventa días, reglamentará los mecanismos de ascenso mediante concursos de méritos y/o oposición, en los cuales se deberá priorizar como tal, la actividad desarrollada por los funcionarios en el Ministerio de Salud Pública, cualquiera sea la designación presupuestal.

A los efectos de la prima establecida por el artículo 12 de la Ley N° 15.809, de 8 de abril de 1986, se tomará como fecha de ingreso de los funcionarios contratados al amparo del artículo 410 de la Ley N° 16.170, de 28 de diciembre de 1990, y de los comprendidos en el artículo 356 de la Ley N° 17.296, de 21 de febrero de 2001, la de toma de posesión correspondiente al primer contrato.

El derecho al cobro se generará una vez transcurridos los tres años desde la incorporación al padrón presupuestal.

Artículo 273.- La exoneración de contribuciones de seguridad social respecto de los bienes inmuebles rurales recibidos por herencia, legado o donación por el Ministerio de Salud Pública, rige hasta el momento en que quede inscripto en el Registro correspondiente el certificado de resultancias de autos en los casos de herencia, y/o escritura pública en el caso de legados y donaciones.

Artículo 274.- El Inciso 12 "Ministerio de Salud Pública" elevará anualmente al Banco de Previsión Social un informe detallado sobre la situación en que se encuentran dichos bienes inmuebles, aportando los datos identificatorios de los ocupantes en caso de arrendamiento.

Artículo 275.- Establécese que la exoneración de las contribuciones de seguridad social generadas por construcciones que a la fecha de la entrada en vigencia de la presente ley, hubieran sido realizadas en inmuebles de propiedad del Ministerio de Salud Pública, no alcanza a los aportes previsionales obreros ni a los tributos por cargas salariales previstos por el Decreto-Ley N° 14.411, de 7 de agosto de 1975, cuya erogación será atendida con cargo a Rentas Generales por parte del Ministerio de Economía y Finanzas.

Artículo 276.- El Inciso 12 "Ministerio de Salud Pública" dentro de un plazo de sesenta días a partir de la vigencia de la presente ley, elevará al Banco de Previsión Social un detalle de todos aquellos inmuebles respecto de los cuales se hayan verificado obras cumplidas por el propio Ministerio o por un tercero dentro del plazo señalado en el artículo anterior.

Artículo 277.- Facúltase al Inciso 12 "Ministerio de Salud Pública" a comercializar bienes y materiales documentales de carácter legal, académico, sanitario, científico o similar. Los precios serán fijados por el Poder Ejecutivo.

Los recursos obtenidos serán destinados al funcionamiento, mantenimiento y recuperación de plantas físicas, inversiones e investigaciones.

Artículo 278.- Modifícase el artículo 32 de la Ley N° 9.202, de 12 de enero de 1934, el que quedará redactado de la siguiente manera:

> "ARTÍCULO 32.- Toda vez que al realizarse el procedimiento fijado en los artículos precedentes, se sospechare la comisión de algún hecho delictuoso previsto por las leyes penales, se formulará sin más trámite la denuncia ante la Justicia Penal, continuándose los procedimientos administrativos disciplinarios correspondientes".

Artículo 279.- Deróganse los artículos 346 y 371 de la Ley N° 17.296, de 21 de febrero de 2001.

Artículo 280.- Facúltase al Inciso 12 "Ministerio de Salud Pública" a vender a sus ocupantes, a excepción de aquellos que tengan pendientes acciones de desalojo o de entrega de la cosa, por el precio de tasación de la Dirección Nacional de Catastro, en las condiciones de financiación que a tales efectos determine el Poder Ejecutivo, las unidades de propiedad horizontal individuales de los padrones matrices Nos. 83.589, 83.941, 83.474, y 2.694, de la ciudad de Montevideo, provenientes de la Testamentaria de Alejo Rossell y Rius.

Artículo 281.- Autorízase a la unidad ejecutora 001 "Dirección General de Secretaría" del Inciso 12 "Ministerio de Salud Pública", a recaudar por concepto de ingreso de la "Venta de libros y publicaciones en general" en la Financiación 1.2 "Recursos con Afectación Especial".

El 100% (cien por ciento) del producido de la venta podrá ser utilizado con destino a la financiación de las citadas publicaciones.

<u>Artículo 282</u>.- Suprímense en la unidad ejecutora 070 "Dirección General de la Salud", programa 003, las siguientes funciones de Alta Prioridad: un Coordinador de Regionales de Salud, seis Directores Regionales, dos Adjuntos Dirección General de la Salud, dos Asesores Técnicos Dirección General de la Salud, siete Directores de Departamento Dirección General de la Salud; y créanse en la misma unidad ejecutora, diecinueve cargos de Directores Departamentales de Salud, los que estarán comprendidos en el literal E) del artículo 9° de la Ley N° 15.809, de 8 de abril de 1986.

<u>Artículo 283</u>.- Sustitúyese el artículo 269 de la Ley N° 15.903, de 10 de noviembre de 1987, por el siguiente:

> "ARTÍCULO 269.- Compete a la Administración de los Servicios de Salud del Estado (ASSE) la administración de los servicios y establecimientos de atención médica del Ministerio de Salud Pública.
>
> Las dependencias y organismos públicos que posean establecimientos y servicios de atención médica, deberán coordinar su funcionamiento con ASSE, a fin de evitar la superposición de servicios y la subutilización de recursos, de conformidad con la política que imparta el Ministerio de Salud Pública, sin perjuicio de la autonomía administrativa y financiera de los organismos respectivos que determine la ley.
>
> A tales efectos se propenderá a establecer una red de atención integral de salud, con énfasis en el primer nivel de atención".

Artículo 284.- Sustitúyese el artículo 270 de la Ley N° 15.903, de 10 de noviembre de 1987, por el siguiente:

"ARTÍCULO 270.- La Administración de los Servicios de Salud del Estado organizará la atención del primer nivel de sus usuarios en base a equipos interdisciplinarios de atención a la salud, a los que se integrarán especialistas en medicina familiar y comunitaria, médicos rurales y otros equipos de seguimiento de programas especiales".

Artículo 285.- El Ministerio de Salud Pública transferirá del objeto del gasto 031 "retribuciones zafrales" los importes necesarios para la creación de cargos en los grados de ingreso de los escalafones A, B y D a los efectos de incorporar a los padrones presupuestales a los funcionarios suplentes que computen un año de actuación permanente al 1° de enero de 2006.

El Poder Ejecutivo reglamentará esta disposición previo asesoramiento de la Oficina Nacional del Servicio Civil, y la Contaduría General de la Nación ajustará los créditos correspondientes y dará cuenta a la Asamblea General.

Artículo 286.- Modifícase el último inciso del artículo 272 de la Ley N° 15.903, de 10 de noviembre de 1987, el que quedará redactado de la siguiente manera:

"El Director General de la Administración de los Servicios de Salud del Estado revestirá el carácter de ordenador secundario de gastos en las condiciones previstas legalmente".

Artículo 287.- Sustitúyese el artículo 275 de la Ley N° 15.903, de 10 de noviembre de 1987, por el siguiente:

"ARTÍCULO 275.- La Administración de los Servicios de Salud del Estado queda ampliamente facultada para convenir con los Gobiernos Departamentales, con las instituciones de asistencia médica colectiva, con la Universidad de la República y con otras organizaciones, las acciones pertinentes para la mejor atención de la población, en la forma y oportunidad que determine el Poder Ejecutivo.

También queda facultada para complementar, articular programas y servicios en función de la implementación del Sistema Nacional Integrado de Salud".

Artículo 288.- A partir de la entrada en vigencia de la presente ley queda prohibido el ingreso al desempeño de funciones de carácter honorario de naturaleza asistencial y administrativa, en todas las dependencias del Ministerio de Salud Pública - Administración de los Servicios de Salud del Estado.

Los Directores y Jefes de Servicio serán directamente responsables del control y cumplimiento efectivo de la presente prohibición, siendo su omisión considerada falta grave.

Exceptúase de lo precedentemente expuesto, a la participación de las Comisiones de Fomento, de Apoyo, obras y otras, así como a las tareas de voluntariado admitidas por la normativa vigente.

Artículo 289.- Facúltase a la Administración de los Servicios de Salud del Estado, a hacerse cargo de los pasajes en servicios de transporte urbano e interdepartamental, a efectos del traslado de pacientes y acompañantes a otros servicios propios o prestados por terceros, para continuar el proceso de atención, así como para el retorno a su domicilio luego del alta. Dicha erogación será con cargo a los créditos de la unidad ejecutora 068 "Administración de los Servicios de Salud del Estado".

Artículo 290.- Facúltase a la Administración de los Servicios de Salud del Estado a hacerse cargo de los pasajes, en servicios de transporte interdepartamental o local para:

A) El traslado de suplentes a cumplir funciones en localidades o departamentos distintos a los que habitualmente se desempeñan.

B) A los funcionarios de las Colonias de Asistencia Psiquiátricas doctor Bernardo Etchepare y doctor Santín Carlos Rossi.

A tales efectos, se estará a los casos y circunstancias que la reglamentación determine.

Artículo 291.- Modifícase el artículo 347 de la Ley N° 17.296, de 21 de febrero de 2001, el que quedará redactado de la siguiente manera:

"ARTÍCULO 347.- La asignación de los recursos presupuestales para las unidades ejecutoras dependientes de la Administración de los Servicios de Salud del Estado, se realizará de acuerdo a la reglamentación que dicte el Poder Ejecutivo de conformidad con las pautas que se establezcan en el Seguro Nacional de Salud".

Artículo 292.- Créanse en el Inciso 12 "Ministerio de Salud Pública" treinta y seis cargos escalafón B, grado 06 Técnico, que se distribuirán de la siguiente forma: dieciséis cargos en el programa 006 "Administración de la Red de Establecimientos de Agudos", unidad ejecutora 068 "Administración de los Servicios de Salud del Estado" y veinte cargos en el programa 007 "Administración de la Red de Establecimientos de Agudos del Interior" de la unidad ejecutora 068 "Administración de los Servicios de Salud del Estado".

Los mismos serán asignados a la aplicación del Sub Componente 1.4 de prevención del embarazo precoz del Programa de Infancia, Adolescencia y Familia en Riesgo Social (INFAMILIA).

Su régimen horario y compensación, así como la distribución geográfica en todo el país, se regirá de acuerdo a la reglamentación que se dicte al respecto.

Asígnase a tales efectos una partida anual de $ 2.401.550 (dos millones cuatrocientos un mil quinientos cincuenta pesos uruguayos).

Artículo 293.- Créanse en el Inciso 12 "Ministerio de Salud Pública" hasta cinco mil ciento setenta cargos asistenciales y de apoyo necesarios, con el fin de incorporar las funciones desempeñadas en dependencias del Inciso, por el personal que a la fecha de la promulgación de la presente ley se encuentre contratado por las Comisiones de Apoyo a las unidades ejecutoras del Ministerio de Salud Pública - Administración de Servicios de Salud del Estado y por el Patronato del Psicópata.

Autorízase al Ministerio de Salud Pública a transferir, en forma total o parcial, del grupo 5 y 2, respectivamente al grupo 0, los créditos que la legislación vigente traspasa a las Comisiones de Apoyo de las unidades ejecutoras del organismo y al Patronato del Psicópata, con el objeto de contratar y/o complementar los salarios respectivos.

El Poder Ejecutivo reglamentará la ejecución para el cumplimiento de esta disposición, previo asesoramiento de la Oficina Nacional del Servicio Civil y de la Contaduría General de la Nación, determinando la escala salarial y funcional respectiva, sin que ello implique mayor costo para el Estado.

Quedan incluidos en la presente disposición los cuidadores de pacientes que ejercen funciones en las Colonias de Asistencia Psiquiátricas doctor Bernardo Etchepare y Santín Carlos Rossi, en el hospital doctor Piñeyro del Campo y en el hospital Pereira Rossell.

Artículo 294.- Créanse en el Inciso 12 "Ministerio de Salud Pública", unidad ejecutora 068 "Administración de Servicios de Salud del Estado", hasta doscientas cincuenta y seis funciones contratadas del escalafón "B", y "Técnico III Practicante Interno Medicina", grado 07, y suprímense en la misma unidad ejecutora, hasta doscientos cincuenta y seis cargos presupuestados de la misma denominación, escalafón y grado.

Las creaciones y supresiones mencionadas se realizarán en forma gradual de acuerdo a la existencia de vacantes en los cargos mencionados previo informe favorable de la Contaduría General de la Nación.

Artículo 295.- La Administración de los Servicios de Salud del Estado podrá celebrar contratos de arrendamiento o de concesión respecto de inmuebles y/o locales propiedad del Ministerio de Salud Pública, ubicados en predios hospitalarios o destinados al uso de los mismos, siempre que la actividad o giro comercial a desarrollarse por parte de los arrendatarios no perjudique ni entorpezca el normal funcionamiento de los servicios hospitalarios. Los contratos se realizarán de conformidad con los plazos y procedimientos que la normativa vigente establezca.

Exclúyense de lo precedentemente expuesto, aquellos bienes gravados con cargas modales.

El producido de dichas contrataciones será destinado a gastos de funcionamiento e inversiones de la unidad ejecutora respectiva.

El Poder Ejecutivo reglamentará lo dispuesto en el presente artículo en el plazo de noventa días desde la entrada en vigencia de la presente ley.

Artículo 296.- Créase el "Centro de Información y Referencia Nacional de la Red Drogas" en la órbita del programa 008 "Administración de los Establecimientos de Crónicos y Especializados", dependiente de la Administración de los Servicios de Salud del Estado del Ministerio de Salud Pública.

Artículo 297.- El Centro de Información y Referencia Nacional de la Red Drogas será dirigido por un Consejo Directivo Interinstitucional con representantes de la Junta Nacional de Drogas-Secretaría Nacional de Drogas, del Ministerio de Salud Pública y del Instituto del Niño y del Adolescente del Uruguay.

Artículo 298.- El representante del Ministerio de Salud Pública ejercerá la función de Director General Ejecutivo del Centro, del cual dependerán dos responsables técnicos, encargados de la Unidad de Desintoxicación (internación) y de la Unidad Ambulatoria, respectivamente.

Artículo 299.- El Centro de Información y Referencia Nacional de la Red Drogas tendrá los siguientes cometidos:

A) Atender a los usuarios de drogas en situación de intoxicación crónica, de intensidad moderada a severa, vinculados a drogas de abuso de alto impacto psicofísico y social, así como en situación clínica residual del tratamiento de las intoxicaciones agudas, con o sin demanda posterior de tratamiento.

B) Actuar en red con los actores más importantes del primer nivel de atención: Centros de Salud y Policlínicas de la Red de Atención del Primer Nivel de la Administración de los Servicios de Salud del Estado, Intendencias Municipales, Hospital de Clínicas-Toxicología, Policlínicas Comunitarias, Dirección Nacional de Sanidad de las Fuerzas Armadas, Dirección Nacional de Sanidad Policial, Policlínicas de Adolescentes del Centro Hospitalario Pereira Rossell y organizaciones no gubernamentales.

C) Convocar a los servicios universitarios de diferentes disciplinas, para en términos de extensión universitaria, unir esfuerzos en torno a este emprendimiento.

D) Interrelacionarse y apoyar la actuación en el campo de lucha contra las adicciones con el conjunto de organizaciones sociales, universitarias, públicas y privadas.

Artículo 300.- Créanse a efectos del funcionamiento del Centro de Información y Referencia Nacional de la Red Drogas cuarenta y seis cargos:

catorce cargos	escalafón A Profesional grado 08
trece cargos	escalafón A Profesional grado 07
diez cargos	escalafón D Especialista grado 03
dos cargos	escalafón B Técnico grado 07
un cargo	escalafón B Técnico grado 06
cinco cargos	escalafón E Oficios grado 04
un cargo	escalafón E Oficios grado 02

El personal profesional, técnico y especializado se seleccionará por concurso de oposición y méritos, de acuerdo a la reglamentación que se dicte a tal efecto.

Artículo 301.- Asígnase al Centro de Información y Referencia Nacional de la Red Drogas una partida anual de $ 3.375.525 (tres millones trescientos setenta y cinco mil quinientos veinticinco pesos uruguayos).

Artículo 302.- Agrégase el siguiente inciso al artículo 370 de la Ley N° 17.296, de 21 de febrero de 2001:

"Con cargo a la partida establecida en el inciso anterior, podrán contratarse hasta treinta estudiantes de las Facultades de Química, Odontología y Psicología".

Artículo 303.- Créanse en la Administración de los Servicios de Salud del Estado, en el Ejercicio 2007, doscientos catorce cargos en el escalafón D Especialista VII Auxiliar Enfermería, grado 03 y sesenta y tres cargos en el escalafón A Técnico III Licenciado en Enfermería, grado 08.

A efectos de dar cumplimiento a lo precedentemente expuesto asígnase una partida de $ 23.818.351 (veintitrés millones ochocientos dieciocho mil trescientos cincuenta y uno pesos uruguayos).

Artículo 304.- Sustitúyese el artículo 7° de la Ley N° 16.343, de 24 de diciembre de 1992, por el siguiente:

"ARTÍCULO 7°.- Los Ministerios de Salud Pública y de Economía y Finanzas, previo informe de la Comisión Honoraria Administradora del Fondo Nacional de Recursos, podrán convenir con los institutos de medicina altamente especializada, el precio de la asistencia prestada. En caso de discordia se estará a lo que determine el Poder Ejecutivo, actuando en acuerdo con los Ministros de Salud Pública y de Economía y Finanzas".

Artículo 305.- Sustitúyese el segundo inciso del artículo 10 de la Ley N° 16.343, de 24 de diciembre de 1992, por el siguiente:

"La Comisión Técnico Asesora estará integrada por un miembro, titular o alterno, representante de la Comisión Honoraria Administradora del Fondo Nacional de Recursos, que la presidirá, un representante del Ministerio de Salud Pública, un representante por la Facultad de Medicina y un cuarto miembro que será designado por la Comisión Honoraria Administradora del Fondo Nacional de Recursos, a propuesta del cuerpo médico nacional. En caso de empate, el Presidente tendrá doble voto".

Artículo 306.- Sustitúyese el primer inciso del artículo 6° de la Ley N° 16.343, de 24 de diciembre de 1992, por el siguiente:

"ARTÍCULO 6°.- Créanse las Comisiones Técnico Médicas que tendrán como cometido expedirse con carácter vinculante respecto a la justificación técnica de las peticiones que formulen los titulares de interés directo, relativas a intervenciones en el exterior. Serán designadas por la Comisión Honoraria Administradora en cada oportunidad y estarán integradas por un delegado de dicha Comisión, que la presidirá, un delegado de los institutos de medicina altamente especializada, un delegado por la Facultad de Medicina y un delegado del Ministerio de Salud Pública. En caso de empate, el Presidente tendrá doble voto".

Artículo 307.- La Comisión Honoraria del Fondo Nacional de Recursos propondrá al Ministerio de Salud Pública las medidas disciplinarias respecto de los incumplimientos en que incurrieran frente al mismo, los institutos de medicina altamente especializada que se encuentren integrados al Sistema Nacional Integrado de Salud.

Artículo 308.- La Comisión Nacional Honoraria de la Lucha contra la Hidatidosis creada por la Ley N° 13.459, de 9 de diciembre de 1965, con las modificaciones introducidas por la Ley N° 16.106, de 24 de enero de 1990, pasará a denominarse "Comisión Nacional Honoraria de Zoonosis" y funcionará bajo la forma jurídica de organismo desconcentrado dependiente del Ministerio de Salud Pública, quedando facultado el Poder Ejecutivo para modificar su estructura organizativa, comprendiendo un nuevo modelo de gestión, integración y gerenciamiento.

La facultad conferida al Poder Ejecutivo por esta norma también comprende las modificaciones, adecuaciones y definiciones de cometidos previstos para las Comisiones Regionales, Departamentales y locales que funcionan en la órbita de la

Comisión Nacional.

El Ministerio de Salud Pública en un plazo de ciento veinte días a partir de la promulgación de la presente ley, proyectará y remitirá al Poder Ejecutivo, para su aprobación, la nueva estructura orgánica, de gestión y gerenciamiento referidos, dando cuenta a la Asamblea General.

Artículo 309.- Modifícanse los literales A) y B) del artículo 5° de la Ley N° 13.459, de 9 de diciembre de 1965, en la redacción dada por el artículo 4° de la Ley N° 16.106, de 24 de enero de 1990, los que quedarán redactados de la siguiente manera:

"A) Planificar, organizar, dirigir, ejecutar y evaluar los programas de carácter nacional que fueren necesarios para erradicar la enfermedad hidática, otras zoonosis y enfermedades transmitidas por vectores.

B) Organizar, dirigir y coordinar los programas de información, educación pública y difusión para combatir la hidatidosis, otras zoonosis y enfermedades transmitidas por los vectores".

Artículo 310.- Facúltase al Poder Ejecutivo, a propuesta del Ministerio de Salud Pública, a adecuar sus programas y redistribuir los créditos presupuestales a los efectos de adaptarlos al nuevo ordenamiento acordado a la Comisión Nacional Honoraria de Zoonosis creada por la Ley N° 13.459, de 9 de diciembre de 1965, con las modificaciones introducidas en la presente ley.

Artículo 311.- La tasa de "Patente de Perro" creada por el artículo 10 de la Ley N° 13.459, de 9 de diciembre de 1965, en la redacción dada por el artículo 7° de la Ley N° 16.106, de 24 de enero de 1990, tendrá por fundamento los servicios derivados del registro de los canes y demás servicios comprendidos en los cometidos asignados a la Comisión Nacional Honoraria de Zoonosis.

Artículo 312.- Facúltase al Ministerio de Salud Pública a otorgar a los funcionarios que desempeñan tareas de enfermería y servicios en el Organismo, el derecho a usufructuar de una licencia especial de 5 (cinco) días, además de la licencia ordinaria, la que se podrá hacer efectiva, conjunta o separadamente al período ordinario e incluso en forma fraccionada.

Artículo 313.- Sustitúyense los incisos primero y segundo del artículo 5° de la Ley N° 16.343, de 24 de diciembre de 1992, por los siguientes:

"La Comisión Honoraria Administradora determinará las afecciones, técnicas y medicamentos que estarán cubiertos por el Fondo Nacional de Recursos.

Para la inclusión de nuevas afecciones e introducción de otras técnicas y medicamentos, se requerirá el asesoramiento de la Comisión Técnica Asesora que se crea por el artículo 10 de la presente ley".

INCISO 13

MINISTERIO DE TRABAJO Y SEGURIDAD SOCIAL

Artículo 314.- La transferencia de los bienes del ex Instituto Nacional de Abastecimiento a favor del Ministerio de Trabajo y Seguridad Social opera de pleno derecho con la vigencia de la presente ley. El Poder Ejecutivo determinará los bienes muebles e inmuebles comprendidos en la misma. La transferencia de los bienes muebles se realizará mediante entrega y acta documentada suscrita por las respectivas jerarquías. La transferencia de los bienes inmuebles se realizará mediante la respectiva resolución que así lo disponga.

El Ministerio de Trabajo y Seguridad Social deberá gestionar ante los registros públicos pertinentes las inscripciones registradas que fueran necesarias para dar cumplimiento a lo dispuesto en este artículo.

Artículo 315.- Los funcionarios provenientes del Banco de Previsión Social que se encuentren actualmente prestando funciones en comisión en el Ministerio de Trabajo y Seguridad Social, podrán solicitar su incorporación definitiva a este Inciso, mediante el mecanismo de redistribución dispuesto en la Ley N° 17.556, de 18 de setiembre de 2002.

Dicha incorporación no representará en ningún caso disminución salarial, pérdida de compensaciones de carácter permanente y demás beneficios que recibieran por cualquier concepto dichos funcionarios.

Artículo 316.- Créanse en la unidad ejecutora 002 "Dirección Nacional de Trabajo", del programa 002 "Estudio, Coordinación y Ejecución de la Política Laboral", treinta y dos funciones contratadas en el escalafón A "Técnico Profesional", grado 10, denominación Asesor IV, serie Profesional y tres funciones contratadas en el escalafón B "Técnico Profesional", grado 10, Técnico II, serie Técnico, destinadas exclusivamente a la contratación de funcionarios que desempeñen tareas de negociación.

Artículo 317.- A la unidad ejecutora 003 "Dirección Nacional de Empleo", programa 003 "Estudio, Investigación, Fomento y Coordinación de Políticas Activas de Empleo y Formación Profesional" del Inciso 13 "Ministerio de Trabajo y Seguridad Social", creada por el artículo 317 de la Ley N° 16.320, de 1° de noviembre de 1992, se le asignan los siguientes cometidos:

A) Diseñar, evaluar, gestionar y efectuar el seguimiento y la evaluación de las políticas públicas activas de trabajo y empleo y formación profesional.

B) Asesorar en la programación y ejecución de planes migratorios del sector laboral.

C) Programar, ejecutar o coordinar planes de colocación para grupos especiales de trabajadores.

D) Administrar la información de las empresas privadas de colocación.

E) Proponer y ejecutar programas y proyectos de orientación laboral y formación profesional, pudiendo para ello celebrar convenios con organismos públicos y entidades privadas nacionales, extranjeras e internacionales.

F) Desarrollar programas de orientación y asistencia técnica a trabajadores que deseen transformarse en pequeños empresarios.

G) Implementar, ejecutar y coordinar estudios y proyectos referentes a planes nacionales, regionales, departamentales y locales de desarrollo social y económico en lo relativo a la mejora del empleo.

H) Implementar, coordinar y supervisar el desarrollo de la formación profesional y contribuir a la elaboración de un Sistema Nacional de Formación Profesional.

I) Promover un sistema de Certificación Ocupacional (Profesional).

J) Ejecutar políticas activas de empleo directo, incentivos a la contratación y apoyo a micro y pequeños emprendimientos cuyo financiamiento podrá realizarse parcial o totalmente con cargo al Fondo de Reconversión Laboral creado por el artículo 325 de la Ley N° 16.320, de 1° de noviembre de 1992, el que asimismo podrá afectarse hasta en un 20% (veinte por ciento) como fondo de garantía.

K) Articular sus actividades con otros organismos públicos y privados, especialmente con la Junta Nacional de Empleo.

L) Administrar un servicio público de empleo, de carácter nacional, con base territorial, que brinde los apoyos necesarios a la población desocupada a efectos de promover su inserción laboral en forma dependiente o independiente.

M) Intermediar en la oferta y demanda laboral, brindar orientación, e identificar las necesidades y demandas de formación profesional, a través del servicio creado en el literal anterior. A esos efectos, podrá convenir con otros organismos públicos y privados su ejecución, y en lo relativo a la formación profesional, especialmente con la Junta Nacional de Empleo.

N) Promover, apoyar y desarrollar las actividades tendientes a la creación de micro-emprendimientos y de pequeñas y medianas empresas, incluyendo las de economía social y otras figuras de trabajo asociado así como a empresas recuperadas y en procesos de reconversión.

O) Administrar un fondo de inversión productivo y social con destino a la formación de fondos rotatorios departamentales.

P) Generar y procesar información y conocimiento sobre el mercado de trabajo a nivel nacional, regional y local a través de un Observatorio del Mercado de Trabajo.

Artículo 318.- Facúltase al programa 003 "Estudio, Investigación, Fomento y Coordinación de Políticas Activas de

Empleo y Formación Profesional", unidad ejecutora 003 "Dirección Nacional de Empleo", a crear un Fondo de Inversión Productiva y Social con el objetivo de crear y fortalecer emprendimientos productivos.

El referido Fondo se integrará con donaciones, herencias, legados, fideicomisos, cooperación nacional o internacional, asignaciones legales o reglamentarias u otros fondos que se afecten a tal fin aportados por instituciones públicas o privadas.

Artículo 319.- Créase en la unidad ejecutora 007 "Inspección General del Trabajo y de la Seguridad Social" del programa 007 "Contralor de la Legislación Laboral y de la Seguridad Social" 39 funciones contratadas que serán asignadas de la siguiente forma: 30 cargos de inspectores de trabajo con destino a la División Condiciones Ambientales de Trabajo de esa Inspección (escalafón D grado 8); 7 Asesores Legales de la Inspección del Trabajo y de la Seguridad Social (escalafón A grado 10); 1 ingeniero químico para la Asesoría de Condiciones Ambientales de Trabajo de la Inspección del Trabajo (escalafón A grado 10) y 1 especialista en estadísticas para el seguimiento estadístico integral de orden laboral en apoyo a la Dirección de la Inspección General del Trabajo y de la Seguridad Social (escalafón A grado 10). Todos los cargos serán incorporados previo concurso de oposición y méritos.

Artículo 320.- El ingreso de los inspectores de trabajo de la Inspección General del Trabajo y de la Seguridad Social, se realizará atendiendo a la especialidad de la función a desempeñar en las Divisiones Inspectivas correspondientes a Condiciones Generales de Trabajo y Condiciones Ambientales de Trabajo indistintamente.

Artículo 321.- Créase en la órbita de la "Inspección General del Trabajo y de la Seguridad Social" el Registro de Empresas

Infractoras, que funcionará en dicha unidad ejecutora de acuerdo a la reglamentación que dicte el Poder Ejecutivo.

Artículo 322.- Facúltase al Ministerio de Trabajo y Seguridad Social a otorgar facilidades de pago por las multas que la Inspección General del Trabajo y de la Seguridad Social impone a las empresas, en mérito a lo dispuesto por el artículo 289 de la Ley N° 15.903, de 10 de noviembre de 1987, en la redacción dada por el artículo 412 de la Ley N° 16.736, de 5 de enero de 1996.

Cuando la multa supere las 50 UR (cincuenta unidades reajustables) y no exceda de 100 UR (cien unidades reajustables), las facilidades de pago no excederán las tres cuotas mensuales. Cuando la multa supere las 100 UR (cien unidades reajustables), los convenios de pago no podrán exceder de doce meses.

Los convenios de facilidades de pago deberán abonarse en unidades reajustables y no generarán intereses compensatorios.

Los convenios de pago al amparo de las facilidades previstas en la presente ley, caducarán cuando se registren atrasos en el calendario de pago de tres meses desde el vencimiento de cualquier cuota. En tal caso, se considerará anulado el régimen otorgado y se hará exigible la totalidad de lo adeudado originalmente, descontándose el pago realizado. Ello no obstará a que la Administración pueda otorgar otro régimen de facilidades.

Las acciones judiciales que se hubieran iniciado para el cobro de las multas a que se refiere la presente ley, quedarán en suspenso mientras se mantenga la vigencia del convenio celebrado, permaneciendo mientras tanto vigentes las medidas cautelares en ellas decretadas sin perjuicio de las reinscripciones que correspondan.

Artículo 323.- Las empresas que realicen el trámite de clausura ante la Inspección General del Trabajo y de la Seguridad

Social pasados los sesenta (60) días siguientes al cese de actividades, deberán abonar una multa equivalente a 1 y 1/2 UR (una y media unidad reajustable).

El producido por concepto de cobro de esta multa, se verterá a Rentas Generales.

Artículo 324.- De acuerdo a lo establecido en el artículo 290 de la Ley N° 16.226, de 29 de octubre de 1991, facúltase al Ministerio de Trabajo y Seguridad Social a establecer un régimen de dedicación exclusiva de los Inspectores de Trabajo, de acuerdo a la reglamentación que dicte el Poder Ejecutivo.

Artículo 325.- Excepto los titulares de contratos de función pública comprendidos en la regularización establecida por el artículo 7° de la presente ley (Pasantías), los titulares que ocupen los cargos de contratos de función pública que se celebren a partir de la promulgación de la presente ley, los funcionarios redistribuidos al Inciso provenientes de Instituto Nacional de Abastecimiento, Administración Nacional de Servicios de Estiba y los ex funcionarios de Primeras Líneas Uruguayas de Navegación Aérea, no participarán de los fondos creados por el artículo 294 de la Ley N° 16.226, de 29 de octubre de 1991 y por el artículo 439 de la Ley N° 16.320, de 1° de noviembre de 1992 y modificativas, hasta tanto se dicte la reglamentación pertinente.

Derógase el artículo 141 de la Ley N° 17.556, de 18 de setiembre de 2002.

Artículo 326.- Extiéndese por un plazo de 60 (sesenta) días a contar a partir de la vigencia de la presente ley, la facultad conferida al Banco de Previsión Social por los artículos 22 y 23 de la Ley N° 17.904, de 7 de octubre de 2005.

INCISO 14

MINISTERIO DE VIVIENDA, ORDENAMIENTO TERRITORIAL Y MEDIO AMBIENTE

Artículo 327.- El "Ministerio de Vivienda, Ordenamiento Territorial y Medio Ambiente" propondrá al Poder Ejecutivo, en atención a lo dispuesto en el artículo 47 de la Constitución de la República, la formulación de las políticas nacionales de agua y saneamiento.

En particular, y en relación al desarrollo y gestión de los servicios de agua potable y saneamiento, atenderá especialmente su extensión y las metas para su universalización, los criterios de prioridad, el nivel de servicios e inversiones requerido, así como la eficiencia y calidad prevista.

En sus propuestas atenderá la participación efectiva de los usuarios y de la sociedad civil en todas las instancias de planificación, gestión y control.

Artículo 328.- A los efectos de dar cumplimiento a las atribuciones establecidas en el artículo 327 de la presente ley, créase en el Inciso 14 "Ministerio de Vivienda, Ordenamiento Territorial y Medio Ambiente", unidad ejecutora 001 "Dirección General de Secretaría", la "Dirección Nacional de Aguas y Saneamiento" (DINASA).

Créase el cargo de particular confianza de Director Nacional de Aguas y Saneamiento. La retribución correspondiente será la establecida en el literal C) del artículo 9° de la Ley N° 15.809, de 8 de abril de 1986.

Artículo 329.- El Poder Ejecutivo en acuerdo de Consejo de Ministros, dispondrá la reasignación de competencias, recursos humanos, materiales y créditos presupuestales a efectos de viabilizar lo dispuesto en el artículo 327 de la presente ley, evitando la multiplicidad de actores estatales involucrados y las competencias concurrentes.

<u>Artículo 330</u>.- A partir del año 2006, el Poder Ejecutivo a través del Ministerio de Vivienda, Ordenamiento Territorial y Medio Ambiente informará anualmente a la Asamblea General los avances logrados a efectos del cumplimiento de lo establecido en el artículo 327 de la presente ley.

Esta disposición regirá hasta la aprobación del marco normativo correspondiente.

<u>Artículo 331</u>.- Constitúyese la Comisión Asesora de Agua y Saneamiento (COASAS) en la órbita del Ministerio de Vivienda, Ordenamiento Territorial y Medio Ambiente, a efectos de incorporar las distintas visiones a las políticas del sector.

Estará integrada por delegados de los organismos públicos y privados, representantes de la sociedad civil y usuarios, entre los que estarán comprendidos los Ministerios con competencia en la materia, la Oficina de Planeamiento y Presupuesto, el Congreso de Intendentes, la Administración de las Obras Sanitarias del Estado, la Unidad Reguladora de los Servicios de Energía y Agua y la Universidad de la República.

Dicha Comisión Asesora será presidida por el Director Nacional de Aguas y Saneamiento y podrá prestar asesoramiento, emitir opinión en todos los asuntos de competencia de la Dirección Nacional de Aguas y Saneamiento, a solicitud de ésta o por iniciativa de cualquiera de sus miembros.

El Ministerio de Vivienda, Ordenamiento Territorial y Medio Ambiente propondrá al Poder Ejecutivo la reglamentación correspondiente a su funcionamiento e integración.

<u>Artículo 332</u>.- Modifícase el inciso tercero del artículo 446 de la Ley N° 16.170, de 28 de diciembre de 1990, en la redacción

dada por el artículo 456 de la Ley N° 16.736, de 5 de enero de 1996, y el artículo 409 de la Ley N° 17.296, de 21 de febrero de 2001, el que quedará redactado de la siguiente manera:

> "Las erogaciones resultantes de la aplicación de lo dispuesto por el presente artículo se atenderán con cargo al crédito asignado al proyecto respectivo, y al Objeto 579 'Otras transferencias a unidades familiares' de gastos de funcionamiento".

Artículo 333.- Apruébase el Plan Quinquenal de Vivienda para el período 2005-2009 propuesto por el Ministerio de Vivienda, Ordenamiento Territorial y Medio Ambiente en virtud de lo establecido en el artículo 4° de la Ley N° 13.728, de 17 de diciembre de 1968, y los artículos 1° y 3° de la Ley N° 16.237, de 2 de enero de 1992.

Artículo 334.- Los Gobiernos Departamentales podrán participar de las metas del Plan Quinquenal de Vivienda y Urbanización, de acuerdo a sus necesidades locales a través de convenios con el Ministerio de Vivienda, Ordenamiento Territorial y Medio Ambiente. Para ello deberán presentar programas y proyectos convergentes con los lineamientos del mismo, aportando a su costo las tierras necesarias en zonas urbanizadas y dotadas de servicios de agua potable, disposición de aguas servidas y pluviales, alumbrado público, pavimento y energía eléctrica, así como demostrar su capacidad de gestión.

Dicha participación estará condicionada al cumplimiento de las obligaciones del Gobierno Departamental correspondiente con lo establecido en el artículo 81 de la Ley N° 13.728, de 17 de diciembre de 1968, en la redacción dada por el artículo 1° de la Ley N° 16.237, de 2 de enero de 1992.

Artículo 335.- Declárase que el Ministerio de Vivienda, Ordenamiento Territorial y Medio Ambiente tendrá la titularidad y disponibilidad de la totalidad de los recursos destinados al Fondo Nacional de Vivienda y Urbanización.

Artículo 336.- Autorízase al Inciso 14 "Ministerio de Vivienda, Ordenamiento Territorial y Medio Ambiente" al mantenimiento del Fondo Nacional de Vivienda y Urbanización en las monedas o títulos de cualquier tipo según lo considere conveniente, así como a la realización de colocaciones financieras e inversiones en activos de eventuales excedentes, previa autorización del Ministerio de Economía y Finanzas.

Artículo 337.- Autorízase al Inciso 14 "Ministerio de Vivienda, Ordenamiento Territorial y Medio Ambiente" a disponer de hasta el 5% (cinco por ciento) de los ingresos del Fondo Nacional de Vivienda y Urbanización a fin de solventar las erogaciones tanto de funcionamiento como de inversión no imputables directamente al costo de las obras.

Artículo 338.- La Contaduría General de la Nación habilitará el crédito adicional necesario en la misma fuente de financiamiento, toda vez que los créditos de inversiones financiados con cargo al Fondo Nacional de Vivienda y Urbanización, ajustados de acuerdo a lo establecido por el artículo 405 de la Ley N° 17.296, de 21 de febrero de 2001, sean insuficientes para ejecutar el nivel de inversiones autorizado.

Artículo 339.- Autorízase al Poder Ejecutivo a reducir temporalmente las tasas del impuesto creado por el artículo 25 del Decreto-Ley N° 15.294, de 23 de junio de 1982, a las jubilaciones y pensiones servidas por el Banco de Previsión Social, menores a 12 Bases de Prestaciones y Contribuciones, con destino al Fondo Nacional de Vivienda y Urbanización, así como la compensación con cargo al producido de dicho tributo y con destino al referido Fondo, establecida en el artículo 1° de la Ley N° 17.706, de 4 de noviembre de 2003.

El Poder Ejecutivo dará cuenta de su uso a la Asamblea General.

Artículo 340.- Créase en la unidad ejecutora 002 "Dirección Nacional de Vivienda" del Inciso 14 "Ministerio de Vivienda, Ordenamiento Territorial y Medio Ambiente", la función de "Administrador del Fondo Nacional de Vivienda y Urbanización", la cual será provista mediante el régimen de alta especialización, conforme a lo dispuesto en el artículo 714 de la Ley N° 16.736, de 5 de enero de 1996, y demás normas concordantes.

Las retribuciones que correspondan se financiarán con cargo al Fondo Nacional de Vivienda y Urbanización.

Artículo 341.- Sustitúyese el artículo 70 de la Ley N° 13.728, de 17 de diciembre de 1968, por el siguiente:

> "ARTÍCULO 70.- Cuando se otorgue un subsidio en la forma especificada en el literal A) del artículo 66, deberá dejarse constancia en el título de propiedad el monto del mismo y la proporción que representa en el valor total de la vivienda. En ese caso no podrá ser enajenada ni arrendada, ni se podrá ceder su uso a ningún título durante el término de veinticinco años a contar desde la ocupación de la vivienda por el adjudicatario, según surja de la documentación emanada de la Administración, sin reembolsar en forma previa o simultánea al organismo pertinente el subsidio reajustado y depreciado a razón de 1/25 por año transcurrido desde el momento de la referida ocupación".

Artículo 342.- Sustitúyese el artículo 88 de la Ley N° 13.728, de 17 de diciembre de 1968, en la redacción dada por el artículo 448 de la Ley N° 16.736, de 5 enero de 1996, por el siguiente:

> "ARTÍCULO 88.- Cuando el Ministerio de Vivienda, Ordenamiento Territorial y Medio Ambiente otorgue un subsidio total o

parcial, el mismo se entiende que es personal hacia su beneficiario y se perfecciona al momento de otorgarse la escritura respectiva.

Respecto a los bienes adquiridos con subsidio estatal se aplicarán las disposiciones que en materia sucesoria contiene el Código Civil y demás normas, siéndole aplicable a los causahabientes lo dispuesto en el artículo 70 de la Ley N° 13.728, de 17 de diciembre de 1968.

Los actos realizados en contravención a la prohibición impuesta por la norma citada serán nulos, sin perjuicio de la responsabilidad solidaria de los profesionales intervinientes".

<u>Artículo 343</u>.- El Ministerio de Vivienda, Ordenamiento Territorial y Medio Ambiente, dentro del plazo de inalienabilidad previsto en el artículo 70 de la Ley N° 13.728, de 17 de diciembre de 1968, podrá autorizar la enajenación de inmuebles adquiridos con subsidio otorgado por éste, sin reembolsar el mismo, en caso de adquisición de otro inmueble con destino a vivienda propia y permanente del beneficiario o sus causahabientes, dejándose expresa constancia en las escrituras de venta y compra, del monto del subsidio original, tiempo transcurrido, depreciación operada, monto del subsidio a depreciarse y del derecho real de preferencia a favor del Ministerio, consagrado en el artículo 447 de la Ley N° 16.736, de 5 de enero de 1996, y de la autorización ministerial respectiva.

Dicha autorización se concederá cuando se adquieran viviendas económicas, medias o confortables, según las definiciones contenidas en la Ley N° 13.728, de 17 de diciembre de 1968.

Los actos realizados en contravención a las disposiciones del presente artículo serán nulos, sin perjuicio de la responsabilidad solidaria de los profesionales intervinientes.

La presente disposición regirá para todos los subsidios otorgados antes de la vigencia de esta norma.

Artículo 344.- Sustitúyese el artículo 390 de la Ley N° 17.296, de 21 de febrero de 2001, por el siguiente:

"ARTÍCULO 390.- El Ministerio de Vivienda, Ordenamiento Territorial y Medio Ambiente podrá rescindir administrativamente los contratos suscritos para la adquisición u ocupación de una vivienda por los beneficiarios de cualquiera de sus programas habitacionales, incluyendo aquellos celebrados en el marco del programa de regularización de asentamientos irregulares, cuando se configure alguna de las siguientes causales:

A) Enajenación, arrendamiento o cesión a cualquier título de la vivienda, violando la prohibición contenida en el artículo 70 de la Ley N° 13.728, de 17 de diciembre de 1968.

B) No se mantenga el destino de casa habitación.

C) No ocupe real y efectivamente la finca el beneficiario y su núcleo familiar.

D) En caso de haber sido ocupada la vivienda por el beneficiario, dejarla de habitar por más de seis meses, sin causa justificada, constatada en vía administrativa.

E) El no pago por el beneficiario de las obligaciones pecuniarias que le impone la reglamentación a los adjudicatarios de viviendas subsidiadas por el Estado".

Artículo 345.- Aplíquese el instituto de la rescisión administrativa consagrado en el artículo anterior, respecto de aquellos beneficiarios de una solución habitacional que forme parte de un conjunto de viviendas entregado por el citado Ministerio, o se encuentren comprendidos en el marco de programas de regularización de asentamientos irregulares, cuando los servicios sociales del mismo constaten en vía administrativa que dicho núcleo familiar genera graves problemas de convivencia en el entorno social del conjunto.

Lo dispuesto precedentemente no será de aplicación cuando los beneficiarios hayan accedido a la solución habitacional con subsidio otorgado por el mencionado Ministerio a través del sistema de Cooperativas de Viviendas o grupos del Sistema Integrado de Acceso a la Vivienda conformados bajo la modalidad de cooperativas, rigiendo en lo pertinente las disposiciones contenidas en la Ley N° 13.728, de 17 de diciembre de 1968, y demás normas complementarias y concordantes.

En todos los casos que se aplique el instituto de la rescisión administrativa la titularidad del bien se transferirá de pleno derecho, libre de obligaciones y gravámenes al Ministerio de Vivienda, Ordenamiento Territorial y Medio Ambiente, que readjudicará el mismo a los aspirantes inscriptos en sus registros.

El acto administrativo que disponga la rescisión administrativa y declare la transferencia dominial, se inscribirá en el Registro de la Propiedad Inmueble que procederá a cancelar la inscripción anterior y dar el alta a la nueva inscripción.

Cualquiera sea la causal que haya motivado el dictado de la resolución ministerial que dispone la rescisión administrativa del contrato, el proceso para recuperar la vivienda por parte del Ministerio de Vivienda, Ordenamiento Territorial y Medio Ambiente, será el previsto en el artículo 364 del Código General del Proceso (juicio de entrega de la cosa), el cual se promoverá contra los beneficiarios, estableciéndose que en ocasión de solicitarse el desapoderamiento de la finca en el marco de dicho proceso, la medida comprenderá a todas las personas que se encuentren ocupando la misma cuando ésta se efectivice por parte del Juzgado competente.

La presente disposición comprende también a quienes hayan adquirido el inmueble por modo sucesión de un beneficiario del programa.

Artículo 346.- Sustitúyese el artículo 397 de la Ley N° 17.296, de 21 de febrero de 2001, por el siguiente:

"ARTÍCULO 397.- Decláranse exoneradas del aporte unificado de la industria de la construcción previsto en el Decreto-Ley N° 14.411, de 7 de agosto de 1975, las construcciones realizadas para ampliar los núcleos básicos evolutivos o los núcleos básicos evolutivos mejorados, adquiridos con subsidio habitacional otorgado por el Ministerio de Vivienda, Ordenamiento Territorial y Medio Ambiente, cuando las mismas se hubieran realizado bajo la modalidad de autoconstrucción o mano de obra benévola, correspondiéndose con las estrictamente permitidas por el Ministerio y los Gobiernos Departamentales.

En las escrituras de compraventa de bienes inmuebles comprendidos en los Planes de Emergencia del Ministerio de Vivienda, Ordenamiento Territorial y Medio Ambiente, en las que las Intendencias Municipales comparezcan como enajenantes, así como las realizadas en el marco de los programas del Estado y Gobiernos Departamentales para la regularización de asentamientos irregulares, se prescindirá del control del Certificado Único Especial del Banco de Previsión Social".

Artículo 347.- El Ministerio de Vivienda, Ordenamiento Territorial y Medio Ambiente podrá otorgar subsidios en la forma prevista en el literal B) del artículo 66 de la Ley N° 13.728, de 17 de diciembre de 1968, a propietarios de única vivienda con destino a casa habitación, para la refacción y/o ampliación de la misma en el marco de los programas específicos de dicho Ministerio.

Los inmuebles refaccionados o ampliados con esta modalidad de subsidios quedarán afectados por las limitaciones previstas en el artículo 70 de la Ley N° 13.728, de 17 de diciembre de 1968, por igual término que el de las cuotas subsidiadas y hasta un máximo de cinco años, a contar desde el cese del subsidio concedido, de todo lo que se dejará constancia en la documentación respectiva.

Artículo 348.- Agrégase al artículo 66 de la Ley N° 13.728, de 17 de diciembre de 1968, el siguiente literal:

"E) Contribuciones en dinero que permitan acceder a una vivienda mediante un contrato de arrendamiento entre particulares, para casa habitación del beneficiario y su núcleo familiar exclusivamente. La reglamentación determinará los montos, forma de pago, plazos y condiciones en que se hará efectivo el subsidio".

Artículo 349.- Sustitúyese el artículo 76 de la Ley N° 13.728, de 17 de diciembre de 1968, en la redacción dada por el artículo 1° de la Ley N° 16.237, de 2 de enero de 1992, por el siguiente:

"ARTÍCULO 76.- Cométese al Ministerio de Vivienda, Ordenamiento Territorial y Medio Ambiente la constitución de una Comisión Asesora que será presidida por el Director Nacional de Vivienda y se integrará con los Directores Nacionales de Ordenamiento Territorial y de Medio Ambiente y con delegados de los siguientes organismos: Banco Hipotecario del Uruguay, Congreso de Intendentes, Ministerios de Defensa Nacional, de Economía y Finanzas, de

Desarrollo Social y de Trabajo y Seguridad Social, Oficina de Planeamiento y Presupuesto, Universidad de la República, Banco de Previsión Social, Comisión Honoraria de Erradicación de Vivienda Rural Insalubre (MEVIR), gremiales de destinatarios, empresarios, trabajadores y profesionales afines al sistema de producción de viviendas, organizaciones no gubernamentales e institutos de asistencia técnica cooperativa.

Dicha Comisión podrá prestar su asesoramiento en todos los asuntos de competencia de la Dirección Nacional de Vivienda, a solicitud de ésta o por iniciativa de cualquiera de sus miembros.

Facúltase al Poder Ejecutivo a dictar la reglamentación tendiente a determinar su funcionamiento, el número de representantes en la Comisión de cada uno de los organismos, gremiales, instituciones y organizaciones miembros, así como el procedimiento de elección de los representantes gremiales y de las organizaciones, y de admisión de nuevos miembros o exclusión de los existentes".

Artículo 350.- Autorízase una partida anual de hasta $ 118.935.000 (ciento dieciocho millones novecientos treinta y cinco mil pesos uruguayos), sin perjuicio de lo establecido en el artículo 405 de la Ley N° 17.296, de 21 de febrero de 2001, destinada a otorgar subsidios bajo la forma prevista en el literal B) del artículo 66 de la Ley N° 13.728, de 17 de diciembre de 1968.

Dicha partida tendrá como finalidad asegurar la permanencia del beneficiario en la vivienda, mediante contribuciones al pago de cuotas de amortización y/o intereses de préstamos de vivienda correspondientes a la cartera social y cooperativas de vivienda del Banco Hipotecario del Uruguay.

Los beneficiarios a que se refiere este artículo no podrán haber recibido otros subsidios directos con cargo al Fondo Nacional de Vivienda y Urbanización.

Los inmuebles cuyo pago de cuotas de amortización y/o intereses de préstamos se realizará bajo la modalidad prevista en este artículo, quedarán afectados por las limitaciones previstas en el artículo 70 de la Ley N° 13.728, de 17 de diciembre de 1968, por igual término que el de las alícuotas subsidiadas y hasta un máximo de cinco años a contar desde el cese del subsidio concedido, de todo lo cual se dejará constancia en la documentación respectiva.

La instrumentación de las transferencias al Banco Hipotecario del Uruguay deberá enmarcarse en la política general del Poder Ejecutivo en relación a dicha institución financiera, para lo cual se requerirá la previa autorización del Ministerio de Economía y Finanzas.

<u>Artículo 351</u>.- Deróganse los artículos 458 de la Ley N° 16.736, de 5 de enero de 1996, y 412 de la Ley N° 17.296, de 21 de febrero de 2001.

<u>Artículo 352</u>.- Declárase de utilidad pública la expropiación total del inmueble empadronado en el departamento de Montevideo con el N° 182.064, con destino a la regularización de la villa Roberto Farré.

Declárase asimismo de utilidad pública la expropiación total o parcial de los inmuebles empadronados con los Nos. 183.948 y 416.752 del departamento de Montevideo, con destino a la apertura de aquellas calles que fuesen necesarias a causa de la regularización de la villa Roberto Farré.

Declárase de utilidad pública la expropiación total del inmueble empadronado en el departamento de Montevideo con el

N° 105.004, con destino a la regularización del barrio Nuevo de San Luis.

Dichas expropiaciones serán dispuestas por la Intendencia Municipal de Montevideo y se regirán por las normas de la Ley N° 3.958, de 28 de marzo de 1912, y el Decreto-Ley N° 10.247, de 15 de octubre de 1942, en cuanto las mismas no resulten modificadas por la presente ley.

Artículo 353.- Para el caso de la expropiación del inmueble empadronado con el N° 182.064, la indemnización que en definitiva se acordare a la parte expropiada o el precio provisorio que se depositare a los fines de la toma de posesión de los inmuebles expropiados, no serán percibidos por el o los enajenantes hasta tanto queden resueltas las diferencias y litigios que pudieran suscitarse, entre la parte expropiada y los reclamantes que tengan derechos reales sobre la o las especies expropiadas o personales emergentes de las obras o servicios realizados con relación a las mismas. Las diferencias, dudas o litigios de cualquier naturaleza que fueren, entre unos y otros, se sustanciarán por el procedimiento previsto en los artículos 321 y 322 del Código General del Proceso.

Promovido el juicio de expropiación, en su caso, se deducirán dentro de éste, pero sin impedir la prosecución del principal ni del incidente relativo a la toma urgente de posesión.

La sentencia que recaiga será apelable de acuerdo a lo dispuesto por los artículos 254 y siguientes del Código General del Proceso.

Los terceros litigantes en vía incidental dentro o fuera del juicio de expropiación estarán exentos de tributo judicial.

Artículo 354.- Sin perjuicio de la consecuencia de la expropiación y de lo dispuesto en el artículo 3° de la Ley

N° 13.939, de 8 de enero de 1971, la Intendencia Municipal de Montevideo realizará las adjudicaciones de acuerdo a lo previsto en el artículo 6° de la citada ley.

Artículo 355.- Una vez desocupados en los casos que correspondan, los inmuebles expropiados conforme al artículo 352 de la presente ley, la Intendencia Municipal de Montevideo queda facultada para reasignar su destino conforme a las ordenanzas y planes urbanísticos de su competencia.

Artículo 356.- Agrégase al artículo 4° de la Ley N° 13.939, de 8 de enero de 1971, el siguiente inciso:

> "La indemnización definitiva a pagarse al expropiado se compensará con las cantidades a abonar por los beneficiarios en carácter de precio de los lotes resultantes del fraccionamiento operado en los inmuebles empadronados en Montevideo con los Nos. 182.064, 183.948, 416.752 y 105.004, en el caso de que exista coincidencia entre personas que detenten la condición de copropietarios expropiados y adjudicatarios".

Artículo 357.- Decláranse incluidos entre los casos enumerados a vía de ejemplo en el inciso primero del artículo 6° de la Ley N° 13.939, de 8 de enero de 1971, a los contratos preliminares de los que surjan obligaciones de otorgar contratos definitivos hábiles para transferir el dominio.

Artículo 358.- Será totalmente nula toda enajenación, promesa de compraventa, inscripta o no, cesión y, en general, toda operación sobre cuotas indivisas de bienes inmuebles ubicados en las zonas suburbanas o rurales, con destino a la formación de centros poblados o de núcleos de viviendas, realizadas infringiendo normas nacionales o departamentales que regulan la subdivisión de la tierra.

Los Registros Públicos rechazarán de oficio la inscripción de actos comprendidos en el inciso anterior.

A tales efectos el escribano interviniente deberá dejar constancia en el acto respectivo, de la certificación municipal que acredite que la operación no se encuentra comprendida en la precedente prohibición.

Sin perjuicio de la expresada nulidad, dichas operaciones serán sancionadas por una multa equivalente al valor venal de cada solar que hubiere sido irregularmente negociado, la que beneficiará por partes iguales al comprador y a la respectiva Intendencia Municipal. El monto de la multa deberá ser fijada por un perito designado por la sede jurisdiccional competente, siguiéndose el procedimiento establecido por los artículos 321 y siguientes del Código General del Proceso. Todo ello sin perjuicio de someter a los responsables a la Justicia Penal atento a lo dispuesto por el artículo 347 del Código Penal.

Se presume que las contrataciones a que se refieren los incisos precedentes conducen a la formación de un centro poblado o de un núcleo de viviendas, y que en consecuencia se hacen pasibles de las nulidades y sanciones previstas, cuando se dan circunstancias tales como el número de operaciones concertadas respecto de un mismo inmueble, el precio fijado a cada cuota indivisa, la publicidad desarrollada fomentando aquéllas y demás elementos de análogo carácter.

La multa se aplicará por la respectiva Intendencia Municipal en vía de apremio y recaerá por mitades en la persona física o jurídica promotora de la negociación y en el o en los profesionales intervinientes.

Artículo 359.- Exceptúase de lo dispuesto por los artículos 10 y 11 de la Ley N° 10.723, de 21 de abril de 1946, para el caso de replanteos y amojonamientos realizados por el Ministerio de Vivienda, Ordenamiento Territorial y Medio Ambiente o los

Gobiernos Departamentales en el marco de los Programas de Regularización de Asentamientos Irregulares.

Artículo 360.- Estarán exceptuados de lo dispuesto por el artículo 178 de la Ley N° 17.296, de 21 de febrero de 2001, los planos de mensura efectuados por el Ministerio de Vivienda, Ordenamiento Territorial y Medio Ambiente o los Gobiernos Departamentales en el marco de los Programas de Regularización de Asentamientos Irregulares.

Artículo 361.- Serán aplicables a las situaciones comprendidas en los artículos precedentes, los artículos 3° al 15 y 18 de la Ley N° 13.939, de 8 de enero de 1971, con las modificaciones que a estas disposiciones se le incorporan por la presente ley.

Artículo 362.- Sustitúyese el artículo 5° de la Ley N° 17.234, de 22 de febrero de 2000, por el siguiente:

"ARTÍCULO 5°. (Incorporación al sistema).- El Poder Ejecutivo, a propuesta del Ministerio de Vivienda, Ordenamiento Territorial y Medio Ambiente, incorporará al Sistema Nacional de Áreas Naturales Protegidas, bajo las correspondientes categorías de manejo, aquellas áreas naturales públicas o privadas que reúnan las condiciones señaladas en este título.

Las áreas naturales protegidas y los monumentos históricos nacionales que actualmente se encuentran bajo custodia, responsabilidad, manejo y administración del Ministerio de Defensa Nacional permanecerán en su órbita manteniéndose una relación de coordinación e interacción con el Ministerio de Vivienda, Ordenamiento Territorial y Medio Ambiente".

Artículo 363.- Sustitúyese el inciso primero del artículo 6° de la Ley N° 17.234, de 22 de febrero de 2000, por el siguiente:

"ARTÍCULO 6°.- Declárase de utilidad pública la expropiación de aquellas áreas que reúnan las condiciones establecidas en el presente título, en las que el cambio de dominio sea necesario para su integración o mantenimiento dentro del Sistema Nacional de Áreas Naturales Protegidas".

Artículo 364.- Sustitúyese el artículo 21 de la Ley N° 17.234, de 22 de febrero de 2000, por el siguiente:

"ARTÍCULO 21.- Créase el 'Cuerpo Nacional de Guardaparques' para el cumplimiento de los fines previstos en esta ley.

Los Guardaparques deberán ser personas habilitadas expresamente por el Ministerio de Vivienda, Ordenamiento Territorial y Medio Ambiente, conformando el Cuerpo Nacional de Guardaparques cuando se encuentren al servicio de entidades administradoras de las áreas naturales protegidas reguladas en la presente ley y cumplan las condiciones que establezca la reglamentación.

Cométese al Poder Ejecutivo a través del Ministerio de Vivienda, Ordenamiento Territorial y Medio Ambiente, la reglamentación de los cometidos y atribuciones del Cuerpo Nacional de Guardaparques, así como los derechos y obligaciones de sus integrantes".

Artículo 365.- Autorízase a la Dirección Nacional de Medio Ambiente a percibir ingresos pecuniarios en contraprestación de las actividades necesarias para la aplicación de las leyes regulatorias relacionadas con sus competencias ambientales. Los mismos serán fijados por el Poder Ejecutivo y su producido se destinará al fondo creado por el artículo 454 de la Ley N° 16.170, de 28 de diciembre de 1990.

Artículo 366.- Sustitúyese el inciso primero del artículo 6° de la Ley N° 16.112, de 30 de mayo de 1990, por el siguiente:

"ARTÍCULO 6°.- El Ministerio controlará si las actividades públicas o privadas cumplen con las normas de protección al medio ambiente. Los infractores serán pasibles de multas desde 10 UR (diez unidades reajustables) hasta 10.000 UR (diez mil unidades reajustables), en los términos que establezca la reglamentación y sin perjuicio de lo dispuesto por otras normas aplicables".

Artículo 367.- Sustitúyese el artículo 3° de la Ley N° 17.220, de 11 de noviembre de 1999, por el siguiente:

"ARTÍCULO 3°.- Por desechos o residuos peligrosos se entenderán todas aquellas sustancias u objetos, cualquiera sea su origen, que sean así categorizados por la reglamentación, teniendo en cuenta aquellas características físicas, químicas, biológicas o radioactivas, que constituyan un riesgo para el ambiente, incluyendo la salud humana, animal o vegetal.

Sin perjuicio de otras categorías que puedan preverse en la legislación nacional y en tanto no sean definidas expresamente por la reglamentación, se incluyen entre los desechos peligrosos alcanzados por la presente ley, los radioactivos y los comprendidos en las categorías enumeradas en los anexos del Convenio Internacional de Basilea sobre el Control de los Movimientos Transfronterizos de los Desechos Peligrosos y su Eliminación, aprobado en Basilea (Suiza), el 22 de marzo de 1989, y sus enmiendas".

Artículo 368.- Cométese al Ministerio de Vivienda, Ordenamiento Territorial y Medio Ambiente la confección, en un plazo máximo de 180 (ciento ochenta) días, de un inventario de las tierras propiedad del Estado en condiciones de ser urbanizadas.

INCISO 15

MINISTERIO DE DESARROLLO SOCIAL

Artículo 369.- Créase en el Inciso 15 "Ministerio de Desarrollo Social" el programa 001 "Administración General", en el que estarán comprendidos los Proyectos de Funcionamiento 001 "Desarrollo Institucional" y 199 "Plan de Atención Nacional de la Emergencia Social".

La unidad ejecutora 001 creada por el artículo 2° de la Ley N° 17.866, de 21 de marzo de 2005, pertenecerá al programa 001 creado por el inciso anterior, pasará a denominarse "Dirección General de Secretaría" y será la encargada de la ejecución de los créditos asignados al Inciso 15 por la presente ley y por el artículo 11 de la Ley N° 17.869, de 20 de mayo de 2005.

Artículo 370.- Dentro del plazo de ciento ochenta días a partir de la vigencia de la presente ley, el Ministerio de Desarrollo Social presentará al Poder Ejecutivo una propuesta de estructura organizativa y de los puestos de trabajo, necesarios para el cumplimiento de los cometidos asignados por la Ley N° 17.866, de 21 de marzo de 2005.

La estructura organizativa se realizará en el marco de lo previsto por el artículo 7° de la Ley N° 17.296, de 21 de febrero de 2001, y por el inciso primero del artículo 4° de la Ley N° 17.556, de 18 de setiembre de 2002.

La estructura de puestos de trabajo se aprobará por parte del Poder Ejecutivo de conformidad con lo dispuesto por el artículo 14 de la Ley N° 17.866, de 21 de marzo de 2005, en un plazo no mayor a los noventa días de presentada la propuesta, previo asesoramiento de la Oficina Nacional del Servicio Civil, de la Oficina de Planeamiento y Presupuesto y de la Contaduría General de la Nación, dando cuenta a la Asamblea General.

Artículo 371.- A efectos de proveer los cargos y funciones que surjan de la estructura aprobada, el Ministerio de Desarrollo Social podrá designar a los funcionarios transferidos por las disposiciones de la Ley N° 17.866, de 21 de marzo de 2005 y a los funcionarios que se encuentren prestando servicios en comisión al amparo de lo dispuesto por el artículo único de la Ley N° 17.881, de 1° de agosto de 2005, si optaran por incorporarse al Inciso, siempre que hayan demostrado especiales condiciones de capacidad, responsabilidad y contracción a las tareas encomendadas.

También podrá ingresar nuevo personal mediante procedimientos que aseguren la objetividad y transparencia en la selección del mismo, con excepción de los que presten servicios en el marco de las disposiciones de la Ley N° 17.885, de 12 de agosto de 2005.

Artículo 372.- Autorízase en el Inciso 15 "Ministerio de Desarrollo Social" una partida anual de $ 50.000.000 (cincuenta millones de pesos uruguayos) a efectos de financiar la totalidad de los conceptos asociados al Grupo 0 "Servicios Personales" que resulten de la estructura de puestos de trabajo prevista en el artículo 370 de la presente ley.

Dicha partida incluye:

A) Los conceptos retributivos transferidos por disposición de la Ley N° 17.866, de 21 de marzo de 2005.

B) Una compensación mensual, que se adicionará a las retribuciones básicas, a efectos de alcanzar los niveles previamente definidos por el Inciso, para cada escalafón y grado.

C) Todo otro crédito de la misma naturaleza que hubiera sido autorizado legalmente con anterioridad a la presente ley.

Artículo 373.- Autorízase en el Inciso 15 "Ministerio de Desarrollo Social" una partida anual de $ 15.000.000 (pesos uruguayos quince millones) a efectos de continuar abonando, a partir del 1° de enero de 2006, la compensación establecida por el artículo 19 de la Ley N° 17.904, de 7 de octubre de 2005.

Una vez aprobada la estructura de puestos de trabajo del Inciso, se dará de baja la totalidad del crédito presupuestal, considerándose incluido dentro del monto autorizado por el artículo anterior de la presente ley.

Artículo 374.- El Ministerio de Desarrollo Social podrá realizar convenios y contratos con organizaciones de la sociedad civil, organizaciones no gubernamentales y fundaciones, para complementar el desarrollo de los objetivos y metas definidos por la Ley N° 17.866, de 21 de marzo de 2005.

Cuando los referidos convenios impliquen transferencia de recursos, deberán aplicarse las normas legales y procedimientos establecidos por el Tribunal de Cuentas de acuerdo a la naturaleza de cada uno de ellos, y serán financiados con cargo a los créditos autorizados en la presente ley en los objetos del gasto 559.000 "Transferencias Corrientes a otras Instituciones sin fines de lucro" y 569.000 "Transferencias de Capital a otras Instituciones sin fines de lucro".

Artículo 375.- Los créditos anuales habilitados por el artículo 11 de la Ley N° 17.869, de 20 de mayo de 2005, para ser aplicados al Plan de Atención Nacional de la Emergencia Social, que se hallaren sin obligar al cierre de los Ejercicios 2005 y 2006, podrán ser transferidos al Ejercicio 2007.

Artículo 376.- Las asignaciones presupuestales incluidas en la presente ley, destinadas al Plan de Atención Nacional de la Emergencia Social, que se encuentran expresadas a valores de mayo de 2005, se ajustarán de acuerdo a lo dispuesto por el artículo 11 de la Ley N° 17.869, de 20 de mayo de 2005.

Artículo 377.- El Instituto Nacional de la Familia y la Mujer, creado por el artículo 234 de la Ley N° 16.226, de 29 de octubre de 1991, y modificativas, e incorporado al Ministerio de Desarrollo Social por el artículo 6° de la Ley N° 17.866, de 21 de marzo de 2005, pasará a denominarse "Instituto Nacional de las Mujeres".

El Instituto Nacional de las Mujeres tendrá los siguientes cometidos:

A) Ejercer, como ente rector de las políticas de género, las funciones de promoción, diseño, coordinación, articulación, ejecución, así como el seguimiento y la evaluación de las políticas públicas.

B) Garantizar el respeto de los derechos humanos de las mujeres, integrando la igualdad de oportunidades y derechos a los derechos políticos, económicos sociales y culturales.

C) Promover una ciudadanía plena, garantizando la inclusión social, política, económica y cultural de las mujeres, así como su participación activa en el proceso de desarrollo nacional.

D) Velar por el cumplimiento de los compromisos internacionales que el país ha suscrito en materia de género y realizar y ejecutar, dentro de sus posibilidades financieras, los convenios internacionales de cooperación vinculados a dicho cumplimiento.

E) Promover el acceso de las mujeres a los recursos, las oportunidades y los servicios públicos, de manera de contribuir a erradicar la pobreza, fortaleciendo su capacidad productiva mediante el acceso al empleo, el crédito, las tierras, la tecnología y la información.

F) Garantizar el acceso y la plena participación de la mujer en las estructuras de poder y en la adopción de decisiones.

Artículo 378.- Todos los ingresos producidos por las actividades enumeradas en el artículo 144 de la Ley N° 17.556, de 18 de setiembre de 2002, en lo que refiere al Instituto Nacional de la Juventud, que integran el Fondo de Deporte y Juventud, en aplicación del artículo 5° de la Ley N° 17.866, de 21 de marzo de 2005, serán percibidos por el Ministerio de Desarrollo Social en carácter de Recursos con Afectación Especial.

Artículo 379.- A partir de la promulgación de la presente ley, el programa "Infancia, Adolescencia y Familia" creado por Resolución del Poder Ejecutivo, de 4 de enero de 2002, pasará a formar parte del Inciso 15 "Ministerio de Desarrollo Social". La Contaduría General de la Nación reasignará los créditos correspondientes.

SECCIÓN V

ORGANISMOS DEL ARTÍCULO 220
DE LA CONSTITUCIÓN DE LA REPÚBLICA

INCISO 16

PODER JUDICIAL

Artículo 380.- Créanse en el Poder Judicial los siguientes cargos de magistrados. La Suprema Corte de Justicia asignará cada uno de los cargos según las necesidades del servicio:

CANT.	ESC.	DENOMINACIÓN	VIGENCIA
1	I	Juez Letrado Primera Instancia Capital Sup.	01.06.2006
6	I	Juez Letrado Primera Instancia Interior	01.06.2006
2	I	Juez Letrado Primera Instancia Capital	01.01.2007
5	I	Juez Letrado Primera Instancia Interior	01.01.2008
3	I	Juez Letrado Primera Instancia Interior	01.01.2009

La Contaduría General de la Nación habilitará los créditos presupuestales correspondientes a la partida de "perfeccionamiento académico", establecida en el artículo 456 de la Ley N° 17.296, de 21 de febrero de 2001, para los cargos que se crean en el presente artículo.

Artículo 381.- Créanse en el Poder Judicial los siguientes cargos de técnicos, de administrativos y de auxiliares, vinculados con las creaciones de cargos de magistrados del artículo precedente:

CANT.	ESC.	GRADO	DENOMINACIÓN	DESTINO	VIGENCIA
2	II	15	Actuario	Capital	01.06.2006
5	VII		Defensor Público	Interior	01.06.2006

CANT.	ESC.	GRADO	DENOMINACIÓN	DESTINO	VIGENCIA
6	II	12	Actuario Adjunto	Interior	01.06.2006
1	II	12	Actuario Adjunto	Capital	01.06.2006
6	V	9	Administrativo I	Interior	01.06.2006
4	V	5	Administrativo IV	Interior	01.06.2006
1	II	15	Actuario	Capital	01.01.2007
5	VII		Defensor Público	Interior	01.01.2007
1	II	15	Actuario	Capital	01.01.2007
2	II	12	Actuario Adjunto	Capital	01.01.2007
1	V	10	Jefe de Sección	Capital	01.01.2007
4	V	9	Administrativo I	Capital	01.01.2007
6	V	5	Administrativo IV	Capital	01.01.2007
1	VI	4	Auxiliar II	Capital	01.01.2007
3	VII		Defensor Público	Interior	01.01.2008
1	II	15	Actuario	Interior	01.01.2008
5	II	12	Actuario Adjunto	Interior	01.01.2008
1	V	10	Oficial Alguacil	Interior	01.01.2008
1	V	10	Jefe de Sección	Interior	01.01.2008
5	V	9	Administrativo I	Interior	01.01.2008
9	V	5	Administrativo IV	Interior	01.01.2008
1	VI	4	Auxiliar II	Interior	01.01.2008
3	II	12	Actuario Adjunto	Interior	01.01.2009
3	V	9	Administrativo I	Interior	01.01.2009
3	V	5	Administrativo IV	Interior	01.01.2009

La Contaduría General de la Nación habilitará los créditos presupuestales correspondientes a la partida de "perfeccionamiento académico", establecida en el artículo 457 de la Ley N° 17.296, de 21 de febrero de 2001, y la "compensación por alimentación", establecida en el artículo 458 de la misma ley, en cada caso que corresponda, para los cargos que se crean en el presente artículo.

Artículo 382.- Créanse en el Poder Judicial los siguientes cargos de técnicos para constituir los equipos multidisciplinarios necesarios en el interior del país, para atender asuntos en materia de Familia (incluida Violencia Doméstica y Niñez), Adolescentes y Penal:

CANT.	ESC.	GRADO	DENOMINACIÓN	DESTINO	VIGENCIA
9	II	12	Médico Psiquiatra	Interior	01.01.2008
2	II	12	Médico Psiquiatra	Capital	01.01.2008
18	II	11	Psicólogos	Interior	01.01.2008
17	II	11	Insp. Asistente Social	Interior	01.01.2007

La Contaduría General de la Nación habilitará los créditos presupuestales correspondientes a la partida de "perfeccionamiento académico", establecida en el artículo 457 de la Ley N° 17.296, de 21 de febrero de 2001, y la "compensación por alimentación", establecida en el artículo 458 de la misma ley, en cada caso que corresponda, para los cargos que se crean en el presente artículo.

Artículo 383.- Autorízase la presupuestación de los funcionarios contratados con dos años de antigüedad al 31 de mayo de 2005, en los escalafones III, IV, V y VI del Poder Judicial, sin que esto implique un incremento de los créditos presupuestales.

Artículo 384.- Créanse en el Poder Judicial los cargos que se detallan a continuación, para atender necesidades de los servicios de Justicia y de apoyo a tribunales:

CANT.	ESC.	GRADO	DENOMINACIÓN	VIGENCIA
1	IV	13	Subdirector Departamento	01.01.2009
11	V	10	Oficial Alguacil	01.01.2008
7	VI	9	Intendente	01.01.2009
11	VI	7	Subintendente	01.01.2009

La Contaduría General de la Nación habilitará los créditos presupuestales correspondientes a la partida "compensación por alimentación", establecida en el artículo 458 de la Ley

N° 17.296, de 21 de febrero de 2001, para los cargos que se crean en el presente artículo.

Artículo 385.- Créase en el Poder Judicial en el escalafón Q "Personal de Particular Confianza" el cargo de Director Nacional de Defensorías Públicas, el que dependerá, jerárquicamente, de la Dirección General de los Servicios Administrativos.

Su retribución ascenderá a $ 37.473 (treinta y siete mil cuatrocientos setenta y tres pesos uruguayos).

Artículo 386.- Asígnanse al Poder Judicial las siguientes partidas en moneda nacional en los Ejercicios que se indican:

EJERCICIO	IMPORTE $
2006	14.567.422
2007	29.574.422
2008	45.782.422
2009	67.662.422

Las partidas asignadas en el presente artículo serán distribuidas por el organismo, entre los diversos programas y objetos de gasto de funcionamiento, excluidos los correspondientes a retribuciones personales. La distribución realizada será comunicada a la Contaduría General de la Nación y al Tribunal de Cuentas, en un plazo no mayor a los noventa días de iniciado cada Ejercicio anual. Dentro del mismo plazo, el Poder Judicial dará conocimiento a la Asamblea General.

Artículo 387.- Asígnase al Poder Judicial para el Ejercicio 2007 las siguientes partidas de inversiones con financiación de Rentas Generales, adicionales a las establecidas en los Anexos que forman parte integrante de esta ley, con destino exclusivamente a:

A) El Proyecto "Edificio Plaza Cagancha" $ 19.999.980 (diecinueve millones novecientos noventa y nueve mil novecientos ochenta pesos uruguayos).

B) El Proyecto "Informática" $ 13.603.865 (trece millones seiscientos tres mil ochocientos sesenta y cinco pesos uruguayos).

Artículo 388.- Créase una retribución adicional denominada "Incompatibilidad Absoluta", que se abonará solamente a los cargos de Magistrados que están sujetos a las restricciones del artículo 251 de la Constitución de la República, a cargos de Secretario Letrado, Prosecretario Letrado y Asesor Técnico Letrado de la Suprema Corte de Justicia y a cargos de particular confianza del Poder Judicial, la que alcanzará un 33% (treinta y tres por ciento) en el quinquenio y será aplicada sobre los conceptos de retribuciones sujetas a montepío.

Dicha retribución no integrará en ningún caso la base de cálculo de otros sueldos, con excepción de los Fiscales, Secretarios Letrados y Prosecretarios Letrados del Ministerio Público y Fiscal y de los Ministros, Procurador del Estado y Procurador Adjunto, Secretarios Letrados y Prosecretario Letrado del Tribunal de lo Contencioso Administrativo. Será financiada por Rentas Generales con un incremento del crédito de Servicios Personales del 33% (treinta y tres por ciento) en el quinquenio 2005-2009, no será inferior al 6% (seis por ciento) a partir del 1° de enero de 2006 y se calculará sobre el total de las partidas de Servicios Personales destinados al escalafón I "Magistrados" y Q "Personal de Particular Confianza", vigentes al 31 de diciembre de 2005, de los incisos respectivos.

Artículo 389.- Autorízase al Poder Judicial a disponer de las modificaciones necesarias para racionalizar la escala salarial y la estructura de cargos y contratos de función pública de los escalafones II a VI, R y VII, que se crea por la presente ley.

Dicha racionalización tendrá como objetivo la aplicación de una nueva escala de sueldos porcentual entre los distintos grados, la que partirá del sueldo base del cargo del Subdirector

General de los Servicios Administrativos en forma decreciente hasta el último grado de los escalafones.

El objetivo será la mejora del servicio por la vía de recomponer y estimular la carrera funcional.

Las modificaciones de sueldos, denominaciones, cargos y funciones no podrán causar lesión de derechos, y las regularizaciones deberán respetar las reglas del ascenso cuando correspondiere.

Los funcionarios que ocupen cargos en el escalafón II "Profesional", cuyas remuneraciones se encuentren equiparadas al escalafón I "Magistrados", podrán optar por mantener dicho régimen de remuneración o por ser incluidos en la nueva escala salarial, dentro de los sesenta días de aprobada la racionalización descripta en el presente artículo.

Las modificaciones que requieran de crédito presupuestal adicional serán financiadas por Rentas Generales con un incremento del crédito de un 33% (treinta y tres por ciento) en el quinquenio 2005-2009, no será inferior al 6% (seis por ciento) a partir del 1° de enero de 2006, y se calculará sobre el total de los créditos presupuestales de Servicios Personales destinados a los escalafones II a VI y R, vigentes al 31 de diciembre de 2005.

El proyecto será elaborado dentro de los ciento ochenta días a contar desde la sanción de la presente ley y será reglamentado por la Suprema Corte de Justicia a los efectos de establecer una escala salarial con un sueldo base al que se incorporen todos los conceptos de retribuciones vigentes al 31 de diciembre de 2005, excepto aquellas compensaciones o retribuciones complementarias o adicionales vinculadas con el régimen de trabajo, desempeño o funciones asignadas a los funcionarios que ocupen los distintos cargos de los escalafones comprendidos por el presente artículo.

La nueva escala salarial y los incrementos en las retribuciones que resulten de la aplicación de la presente norma, no serán considerados para cualesquiera otras equiparaciones.

Una vez reglamentado se dará cuenta a la Asamblea General y se comunicará a la Oficina Nacional del Servicio Civil, al Tribunal de Cuentas y a la Contaduría General de la Nación.

Artículo 390.- A partir del año 2007 el Poder Ejecutivo incrementará anualmente los créditos presupuestales asignados al Poder Judicial en una proporción equivalente a la que registren los ingresos del Gobierno Central por encima de las proyecciones que al respecto se incluyen en las planillas que se adjuntan a la presente ley hasta alcanzar un 7% (siete por ciento) adicional en el Período.

El mismo será destinado a la retribución adicional de "Incompatibilidad Absoluta" y la racionalización de la escala salarial y la estructura de cargos y contratos de función pública establecidas en los artículos 388 y 389 respectivamente de la presente ley, incluyendo también los beneficios previstos para las remuneraciones de los Defensores Públicos.

Artículo 391.- A partir del 1° de enero de 2006, en el sueldo base de la escala correspondiente a los escalafones II (no equiparados) a VI del Poder Judicial, se incluyen los distintos conceptos de retribuciones correspondientes a:

- Sueldo básico inicial.

- Compensación máxima al grado o desvío.

- 30% (treinta por ciento) dispuesto por el artículo 390 de la Ley N° 16.320, de 1° de noviembre de 1992.

- Aumento general del 6% (seis por ciento) dispuesto por el artículo 1° de la Ley N° 16.471, de 19 de abril de 1994.

- Aumento general del 16% (dieciséis por ciento) dispuesto por el artículo 463 de la Ley N° 16.736, de 5 de enero de 1996.

A los efectos de la incorporación de estos conceptos al sueldo base se aplicará la fórmula de liquidación vigente a la fecha de aprobación de la presente ley, sin incrementar el crédito presupuestal de Servicios Personales.

Artículo 392.- Modifícase el artículo 509 de la Ley N° 15.809, de 8 de abril de 1986, en lo siguiente:

"Decláranse cargos de dedicación total, con arreglo al artículo 158 de la Ley N° 12.803, de 30 de noviembre de 1960, los siguientes:

1) Director General Administrativo.

2) Subdirectores Generales Administrativos.

3) Oficial Alguacil.

4) Intendente de la Suprema Corte de Justicia.

5) Secretarios adscriptos a la Secretaría de los Ministros de la Suprema Corte de Justicia, con un límite de hasta dos cargos.

6) Chofer (de los Ministros de la Suprema Corte de Justicia y de los Juzgados Letrados de Primera Instancia en lo Penal)".

Artículo 393.- Sustitúyese el artículo 510 de la Ley N° 15.809, de 8 de abril de 1986, por el siguiente:

"ARTÍCULO 510.- Los cargos que se enumeran a continuación serán de dedicación total obligatoria, con arreglo al artículo 158 de la Ley N° 12.803, de 30 de noviembre de 1960, excepto para el caso de los cargos que se mencionan en los numerales 1) y 5) que tendrán la posibilidad de realizar la opción al momento de su designación:

1) Secretarios I (Abogados o Escribanos de los Tribunales de Apelaciones).

2) Directores y Subdirectores del Instituto Técnico Forense, Director de la Oficina Central de Notificaciones y Alguacilatos, Inspectores de la División Servicios Inspectivos e Inspección General de Registros Notariales.

3) Directores de División.

4) Director Nacional de Defensorías Públicas, Directores de Defensorías Públicas y del Servicio de Abogacía, Defensores Públicos, Secretario II de la Defensoría Pública y del Servicio de Abogacía, Asesores (Escribanos) de la Inspección General de Registros Notariales y Asesor (Abogado) de la División Jurídico Notarial.

5) Actuarios y Actuarios Adjuntos.

6) Directores de Jurisprudencia.

Los titulares de los cargos mencionados en los numerales 1) y 5) de este artículo que no hayan optado por el régimen de dedicación total al momento de su designación podrán hacerlo posteriormente con carácter definitivo.

Los titulares de los cargos referidos en el numeral 6) de este artículo podrán realizar la opción dentro del término de sesenta días contados desde la entrada en vigencia de la presente modificación.

Los funcionarios que a la fecha de entrada en vigencia de la presente modificación ocupen cargos de los mencionados en el presente artículo y no hayan optado por el régimen de dedicación total, conservarán los derechos adquiridos de acuerdo a la redacción de la norma vigente al momento de su designación".

Artículo 394.- Deróganse los artículos 124 de la Ley N° 15.851, de 24 de diciembre de 1986; 355 de la Ley N° 16.320, de 1° de noviembre de 1992, y 464 de la Ley N° 16.736, de 5 de enero de 1996.

Artículo 395.- Derógase el artículo 368 de la Ley N° 16.320, de 1° de noviembre de 1992.

Artículo 396.- Modifícase el inciso final del artículo 462 de la Ley N° 16.170, de 28 de diciembre de 1990, en la redacción dada por el artículo 311 de la Ley N° 16.226, de 29 de octubre de 1991, y por el artículo 26 de la Ley N° 17.707, de 10 de noviembre de 2003, el que quedará redactado de la siguiente manera:

"Los funcionarios a que refiere este artículo percibirán dichas remuneraciones en caso de que los titulares se encuentren en régimen de dedicación total. Si no fuera así, la remuneración será del 75% (setenta y cinco por ciento) del sueldo que sirve de base para el cálculo de su dotación".

Artículo 397.- Sustitúyese el artículo 485 de la Ley N° 16.736, de 5 de enero de 1996, por el siguiente:

"ARTÍCULO 485.- Créase el Servicio de Abogacía, con el régimen de retribuciones establecido para el Servicio de Defensa Pública".

Artículo 398.- Créase en el Poder Judicial el escalafón VII "Defensa Pública" que comprenderá los cargos y contratos de función pública de Defensores Públicos y Procuradores, a los que pueden acceder los profesionales, liberales o no, que posean título universitario expedido, registrado o revalidado por las autoridades competentes y que correspondan a planes de estudio de duración no inferior a cuatro años.

Las retribuciones correspondientes a los cargos comprendidos en este escalafón son las establecidas en el artículo 311 de la Ley N° 16.226, de 29 de octubre de 1991, con la modificación establecida en la presente ley, en el artículo 464 de la Ley N° 17.296, de 21 de febrero de 2001, y en los incisos tercero y cuarto del artículo 150 de la Ley N° 16.462, de 11 de enero de 1994, declarados vigentes por el artículo 26 de la Ley N° 17.707, de 10 de noviembre de 2003. Los cargos de Procurador ocupados por funcionarios que no posean título de abogado o escribano percibirán igual retribución a la establecida para ese cargo en el escalafón II a la fecha de sanción de la presente ley.

Estarán incluidos en el régimen de Retribución Complementaria por dedicación permanente establecido en el artículo 16 de la Ley N° 16.170, de 28 de diciembre de 1990, en la redacción dada por el artículo 5° de la Ley N° 16.462, de 11 de enero de 1994, y excluidos de la retribución complementaria por rendimiento, establecida por el artículo 478 de la Ley N° 16.170, de 28 de diciembre de 1990.

Será de aplicación para el escalafón VII lo dispuesto en los artículos 457 y 458 de la Ley N° 17.296, de 21 de febrero de 2001.

La creación del escalafón VII "Defensa Pública" y la transferencia de cargos y funciones al mismo desde el escalafón II "Profesional" no podrán causar lesión de derechos, manteniendo los regímenes de retribuciones y compensaciones vigentes con anterioridad a la sanción de la presente ley.

Los cargos comprendidos por el escalafón que se crea serán:

- Subdirector Nacional de Defensorías Públicas (cargo a crearse por transformación al vacar del Secretario II Abogado de Defensorías Públicas).

- Director de Defensoría.

- Defensor Público de la Capital.

- Secretario II Abogado de Defensorías Públicas.

- Defensor Público del Interior.

- Defensor Público Adjunto. Procurador.

Artículo 399.- Los profesionales de las Defensorías de Oficio Públicas, con título universitario que ocupen el cargo de Procurador a la fecha de la entrada en vigencia de la presente ley, mantendrán todos sus derechos conforme a lo establecido por el artículo 135 de la Ley N° 16.462, de 11 de enero de 1994.

Artículo 400.- El Poder Judicial podrá brindar servicios de capacitación y servicios de cooperación a través del Centro de Estudios Judiciales. Los recursos que perciba por dicha actividad constituirán fondo con afectación especial (Fondos Propios de Libre Disponibilidad), según lo dispuesto en el artículo 493 de la Ley N° 16.736, de 5 de enero de 1996. Su producido será destinado a financiar los gastos de funcionamiento e inversiones de dicho Centro de Estudios.

Artículo 401.- Para desempeñar la función de Asesor Técnico Letrado de los Ministros de la Suprema Corte de Justicia se requerirán las cualidades establecidas en el artículo 82 de la Ley N° 15.750, de 24 de junio de 1985. Estarán equiparados en su dotación a los Jueces Letrados de Primera Instancia del interior del país. La Suprema Corte de Justicia reglamentará su inserción en la carrera judicial.

Artículo 402.- Los técnicos que se designen, a partir de la entrada en vigencia de la presente ley, en cargos de Procurador, no podrán ejercer la profesión de procurador y/o de abogado en la materia atinente a la especialidad que le asigne el Poder Judicial en el ejercicio de su cargo.

Artículo 403.- Suprímese el numeral 4° del artículo 114 de la Ley N° 15.750, de 24 de junio de 1985, y sustitúyese el inciso final del artículo 99 de la Ley N° 15.750, por el siguiente:

"En caso de traslado o ascenso el Estado sufragará los gastos que se ocasionaren".

Artículo 404.- Sustitúyese el artículo 466 de la Ley N° 17.296, de 21 de febrero de 2001, por el siguiente:

"ARTÍCULO 466.- Establécese que a partir de la vigencia de la presente ley, el Poder Judicial tendrá una única unidad ejecutora denominada 'Poder Judicial' y dos Programas: programa 1 'Prestación de Servicios de Justicia' y programa 2 'Gestión Administrativa, Prestación de Servicios de Apoyo a Tribunales, y Defensorías Públicas'".

Artículo 405.- Sustitúyese el artículo 483 de la Ley N° 16.736, de 5 de enero de 1996, por el siguiente:

"ARTÍCULO 483.- Inclúyese dentro del Poder Judicial el Centro de Estudios Judiciales del Uruguay, el que dependerá directamente de la Suprema Corte de Justicia y actuará con autonomía técnica. Estará dirigido por una Comisión integrada por representantes designados por la Suprema Corte de Justicia, por el Ministerio de Educación y Cultura, por la Facultad de Derecho y por la Asociación de Magistrados del Uruguay. En este último caso serán designados por la Suprema Corte de Justicia de una terna propuesta por dicha Asociación".

Artículo 406.- Establécese que la vigencia de la nómina de Peritos, establecida en el artículo 3 bis de la Ley N° 17.088, de 30 de abril de 1999, en la redacción dada por la Ley N° 17.258, de 19 de setiembre de 2002, será de dos años.

Artículo 407.- Derógase el artículo 25 de la Ley N° 15.799, de 30 de diciembre de 1985.

Artículo 408.- Agrégase al artículo 386 de la Ley N° 15.982, de 18 de octubre de 1988 (Código General del Proceso), el siguiente numeral:

"386.5.- En los tribunales donde no existiere Actuario o Secretario, el estudio de títulos podrá ser realizado por un escribano público propuesto por el ejecutante, a costo del peticionante sin perjuicio de ser soportado luego por quien deba abonar las costas y costos del juicio y bajo su entera responsabilidad".

Artículo 409.- Agrégase al artículo 294 de la Ley N° 15.982, de 18 de octubre de 1988 (Código General del Proceso), el siguiente numeral:

"12) Los procesos en que sea actor o demandado el Estado u otra persona pública estatal".

Artículo 410.- Agréganse al artículo 42 del Decreto-Ley N° 15.032, de 7 de julio de 1980 (Código del Proceso Penal), los siguientes incisos:

"En el caso de las denuncias presentadas ante las sedes penales competentes de los lugares donde exista un sistema computarizado y aleatorio de distribución de turnos, excepto las presentadas directamente ante las dependencias policiales, regirá el referido sistema de asignación, según lo determine la Suprema Corte de Justicia y sin perjuicio de lo establecido en los artículos 41, 43 y 45 del presente texto legal.

La asignación aleatoria implicará prevención conforme a lo previsto en el primer inciso de este artículo".

Artículo 411.- Agréganse al artículo 112 del Decreto-Ley N° 15.032, de 7 de julio de 1980 (del Código del Proceso Penal), los siguientes incisos:

"En caso de transcurrir un año desde el inicio de las actuaciones presumariales sin haberse dictado el auto de procesamiento u ordenado el archivo de las actuaciones por falta de mérito, el Juez de la causa deberá informar por escrito y circunstanciadamente a la Suprema Corte de Justicia, sobre las causas de la extensión más allá de ese lapso. Dicho informe se repetirá cada seis meses después del vencimiento del plazo indicado.

Si al considerar alguno de los informes a que refiere el inciso precedente la Suprema Corte de Justicia declarare que la demora no está justificada, el Juez quedará impedido de seguir conociendo en dichas actuaciones y deberá pasar los antecedentes al subrogante. La declaración de la Suprema Corte de Justicia se anotará en la foja de servicios del magistrado afectado y será tenida en cuenta en oportunidad de su eventual traslado o ascenso.

Lo dispuesto en los incisos precedentes será observado sin perjuicio de lo establecido por el artículo 113 del presente Código, en la redacción dada por la Ley N° 17.773, de 20 de mayo de 2004".

INCISO 17

TRIBUNAL DE CUENTAS

Artículo 412.- Créase una partida anual de $ 5.259.862 (cinco millones doscientos cincuenta y nueve mil ochocientos sesenta y dos pesos uruguayos), para la contratación, a partir del 1° de enero de 2007, de diecinueve contadores por el Tribunal de Cuentas, destinados a desempeñar funciones en los Gobiernos Departamentales. La selección del personal a contratar se realizará previo concurso de méritos y prueba de aptitud.

Artículo 413.- Sustitúyese el inciso final del artículo 468 de la Ley N° 17.296, de 21 de febrero de 2001, el que quedará redactado de la siguiente forma:

> "El importe resultante de la aplicación de la tasa a que refiere el inciso primero, deberá ser vertido en la forma y oportunidad que disponga el Tribunal de Cuentas.
>
> Facúltase al Tribunal de Cuentas a destinar hasta el 40% (cuarenta por ciento) de lo recaudado por ese concepto al pago de beneficios sociales para los funcionarios. El 60% (sesenta por ciento) restante, será destinado exclusivamente a gastos e inversiones, no pudiendo afectarse en ningún caso para atender retribuciones personales ni beneficios sociales, excepto los gastos y retribuciones a que refiere este artículo".

Artículo 414.- Sustitúyese el artículo 9° de la Ley N° 17.292, de 25 de enero de 2001 por el siguiente:

> "Créase como órgano dependiente del Tribunal de Cuentas la Escuela de Auditoría Gubernamental, con el fin de fortalecer el proceso de capacitación de personal y contribuir al mejoramiento y a la transparencia de la gestión de la Hacienda Pública".

Artículo 415.- Los gastos de funcionamiento y retribuciones para docentes externos e internos de la Escuela de Auditoría Gubernamental serán atendidos con cargo a lo dispuesto por el artículo 1° de la Ley N° 16.853, de 14 de agosto de 1976 en la redacción dada por el artículo 468 de la Ley N° 17.296, de 21 de febrero de 2001 y el artículo 413 de la presente ley.

Derógase el artículo 10 y los literales F) y G) del artículo 11 de la Ley N° 17.292, de 25 de enero de 2001.

Artículo 416.- No podrán adelantarse fondos a rendir cuentas a personas físicas o jurídicas que no hayan presentado la rendición de cuentas de partidas recibidas con anterioridad (artículo 567 y siguientes de la Ley N° 15.903, de 10 de noviembre de 1987; 20 y 21 de la Ley N° 17.213, de 24 de setiembre de 1999 y 24 de la Ley N° 17.296, de 21 de febrero de 2001).

Artículo 417.- Sustitúyese el inciso 1° del artículo 199 de la Ley N° 16.736, de 5 de enero de 1996 por el siguiente:

"Las personas públicas no estatales y los organismos privados que manejan fondos públicos o administren bienes del Estado, presentarán sus estados contables, ante el Poder Ejecutivo y el Tribunal de Cuentas, de acuerdo con lo dispuesto por los artículos 589 de la Ley N° 15.903, de 10 de noviembre de 1987; 100 de la Ley N° 16.134, de 24 de setiembre de 1990 y 482 de la Ley N° 17.296, de 21 de febrero de 2001".

INCISO 18

CORTE ELECTORAL

Artículo 418.- Sustitúyese el artículo 362 de la Ley N° 16.226, de 29 de octubre de 1991, por el siguiente:

"ARTÍCULO 362.- Créase una partida anual de $ 2.390.000 (dos millones trescientos noventa mil pesos uruguayos) por concepto de funciones especializadas distintas a las del cargo presupuestal.

La Corte Electoral determinará la forma y condiciones para la distribución de la partida".

Artículo 419.- Increméntase en $ 1.149.876 (un millón ciento cuarenta y nueve mil ochocientos setenta y seis pesos uruguayos) el monto de la partida establecida por el artículo 504 de la Ley N° 16.170, de 28 de diciembre de 1990. Dicho incremento se financiará con la deducción de igual monto de los créditos correspondientes a gastos de funcionamiento (objeto del gasto 234000).

INCISO 19

TRIBUNAL DE LO CONTENCIOSO ADMINISTRATIVO

Artículo 420.- Las partidas correspondientes a las retribuciones de los funcionarios del Tribunal de lo Contencioso Administrativo se ajustarán manteniendo la equiparación con las retribuciones de los funcionarios del Poder Judicial.

Artículo 421.- Créase una partida de $ 1.321.500 (pesos uruguayos un millón trescientos veintiún mil quinientos) por una sola vez, para la renovación del sistema informático del Tribunal de lo Contencioso Administrativo.

Artículo 422.- Establécese una partida anual de $ 200.000 (pesos uruguayos doscientos mil) para el Ejercicio 2006 y siguientes, para cubrir los gastos que demanda la participación en eventos internacionales relativos a la materia administrativa.

Artículo 423.- La dotación de los Asistentes Técnicos (Abogados) de los Ministros (artículo 517 de la Ley N° 16.170, modificado por el artículo 544 de la Ley N° 16.736) será el 50% (cincuenta por ciento) de la que, por todo concepto, perciben los Secretarios Letrados del Tribunal de lo Contencioso Administrativo.

La Contaduría General de la Nación, habilitará los créditos presupuestales correspondientes.

INCISO 25

ADMINISTRACIÓN NACIONAL DE EDUCACIÓN PÚBLICA

Artículo 424.- Asígnanse al Inciso 25 "Administración Nacional de Educación Pública" para los años y financiaciones que se indican, las siguientes partidas presupuestales anuales, expresadas en pesos uruguayos a valores de 1° de enero de 2005:

	2006	2007	2008	2009
FINANCIACIÓN RENTAS GENERALES				
	$	$	$	$
Retribuciones personales	7.793.186.000	8.070.217.000	8.230.385.000	8.393.748.000
Gastos de funcionamiento	781.048.000	906.521.000	999.650.000	1.135.763.000
Inversiones	320.535.988	376.182.587	547.898.000	574.019.000
SUBTOTAL	8.894.769.988	9.352.920.587	9.977.933.000	10.103.530.000
FINANCIACIÓN FONDOS PROPIOS				
	$	$	$	$
Retribuciones personales	58.190.000	58.190.000	58.190.000	58.190.000
Gastos de funcionamiento	700.539.000	693.590.000	728.471.000	765.178.000
Inversiones	115.332.000	110.748.000	81.964.000	48.979.000
SUBTOTAL	874.061.000	862.528.000	868.625.000	872.347.000
FINANCIACIÓN ENDEUDAMIENTO EXTERNO				
	$	$	$	$
Inversiones	345.708.000	372.803.000	373.918.000	375.593.000
SUBTOTAL	345.708.000	372.803.000	373.918.000	375.593.000
TOTAL	10.114.538.988	10.588.251.587	11.020.476.000	11.351.470.000

La distribución de los créditos presupuestales de inversión se encuentra incluida en el planillado adjunto a la presente ley.

En la distribución de los créditos presupuestales correspondientes a retribuciones personales no se encuentran incluidos los aumentos otorgados durante el año 2005 debiéndose adicionar según lo establecido por el artículo 3° de la presente ley.

Artículo 425.- A efectos de la distribución de las partidas globales asignadas por el artículo anterior, será de aplicación lo establecido por el artículo 394 de la Ley N° 16.226, de 29 de octubre de 1991, sus modificativas y concordantes, en un plazo no mayor a los noventa días de iniciado cada Ejercicio anual.

Artículo 426.- Autorízase a la Administración Nacional de Educación Pública a continuar el Programa con financiamiento externo, correspondiente al Préstamo N° 1361/UR, del Banco Interamericano de Desarrollo (BID) "Mejoramiento de la Calidad de la Educación Media y Formación Docente".

De los créditos presupuestales incluidos en las partidas globales establecidas por el artículo 424 de la presente ley, se destinará a dicho programa como asignación presupuestal expresada en pesos uruguayos, el siguiente detalle:

EJERCICIO	RENTAS GENERALES	ENDEUDAMIENTO EXTERNO
	$	$
2006	97.996.890	189.384.033
2007	101.916.776	196.959.399
2008	105.993.445	204.837.786
2009	110.233.187	213.026.170

Artículo 427.- Autorízase a la Administración Nacional de Educación Pública (ANEP) a continuar el Programa con financiamiento externo, correspondiente al Préstamo N° 7113/UR,

del Banco Internacional de Reconstrucción y Fomento (BIRF) "Mejoramiento de la Calidad de la Educación Primaria".

De los créditos presupuestales incluidos en las partidas globales establecidas por el artículo 424 de la presente ley, se destinará a dicho programa como asignación presupuestal expresada en pesos uruguayos, el siguiente detalle:

EJERCICIO	RENTAS GENERALES	ENDEUDAMIENTO EXTERNO
	$	$
2006	60.161.288	156.322.878
2007	62.566.418	175.844.076
2008	65.068.017	169.080.639
2009	67.674.015	162.565.644

<u>Artículo 428</u>.- Los inmuebles propiedad del Estado, persona pública mayor, adquiridos con destino a la educación pública u ocupados actualmente por las distintas dependencias o centros educativos de la Administración Nacional de Educación Pública (ANEP) quedan transferidos, de pleno derecho al patrimonio del mencionado ente.

La presente disposición deberá aplicarse a aquellos bienes inmuebles que siendo propiedad del Estado, persona pública mayor, sean afectados en el futuro a los fines indicados en el inciso precedente.

El Ministerio de Economía y Finanzas, por intermedio de la Dirección Nacional de Catastro, proporcionará a la Administración Nacional de Educación Pública, en un plazo de ciento ochenta días, la nómina de bienes inmuebles que se encuentren registrados en dicha Dirección a nombre de: Tesoro Escolar, Tesoro de Instrucción Pública, Dirección de Instrucción Pública, Escuela Pública, Consejo Nacional de Enseñanza Primaria y Normal, Consejo Nacional de Educación Primaria, Consejo de Educación Primaria, Consejo de Educación Secundaria y Preparatoria, Consejo de Educación Secundaria, Universidad del Trabajo del Uruguay,

Consejo de Educación Técnico-Profesional, Consejo Nacional de Educación, Consejo Directivo Central, Administración Nacional de Educación Pública, así como ESTADO (persona pública mayor) y, que estén ocupados por un centro de enseñanza de la Administración Nacional de Educación Pública.

Artículo 429.- Sustitúyese el inciso quinto del artículo 482 de la Ley N° 15.903, de 10 de noviembre de 1987, con la redacción dada por el artículo 653 de la Ley N° 16.170, de 28 de diciembre de 1990, y por el artículo 738 de la Ley N° 16.736, de 5 de enero de 1996, por el siguiente:

> "Para el Poder Judicial, la Administración Nacional de Educación Pública (ANEP), la Universidad de la República y las Intendencias Municipales, dicha certificación la realizará el Tribunal de Cuentas".

Artículo 430.- Sustitúyese el artículo 637 de la Ley N° 15.809, de 8 de abril de 1986, por el siguiente:

> "ARTÍCULO 637.- Serán contribuyentes de este impuesto los propietarios de los inmuebles, los poseedores, los promitentes compradores con o sin promesas inscriptas y los usufructuarios".

Artículo 431.- Aquellos sujetos pasivos del Impuesto de Enseñanza Primaria cuyos inmuebles sean dados bajo régimen de comodato al Estado, a los Gobiernos Departamentales y a las personas jurídicas comprendidas por los artículos 5° y 69 de la Constitución de la República, estarán exonerados del pago del referido tributo mientras se mantenga vigente el correspondiente contrato y siempre y cuando el bien sea destinado a los objetivos institucionales del comodatario.

Artículo 432.- El Registro de Propiedad Sección Inmuebles de la Dirección General de Registros no procederá a la inscripción definitiva de certificados de resultancias de autos de sucesiones donde existan bienes raíces, si no se justifica ante el mismo, el encontrarse al día en el pago del Impuesto de Enseñanza Primaria, o su exoneración.

Artículo 433.- Sustitúyese el artículo 642 de la Ley N° 15.809, de 8 de abril de 1986, el que quedará redactado de la siguiente manera:

> "Las entidades de intermediación financiera no otorgarán ni renovarán préstamos garantizados por bienes raíces, sin que se les justifique el encontrarse al día en el pago del Impuesto de Enseñanza Primaria, o su exoneración. La justificación de estos extremos se hará en la forma prevista en el artículo anterior. La omisión de este requisito aparejará la responsabilidad solidaria de las entidades omisas y del escribano que autoriza la escritura de hipoteca, por el importe del impuesto que se adeudara".

Artículo 434.- A los efectos establecidos en los artículos 24 y siguientes del Código Civil, artículo 79 y numeral 2) del artículo 117 del Código General del Proceso, el domicilio real de la Administración Nacional de Educación Pública es la sede del Consejo Directivo Central, en la ciudad de Montevideo, siendo nulo todo emplazamiento o notificación practicados en domicilios diversos al establecido en la presente disposición.

Artículo 435.- A partir del 1° de enero de 2006, las partidas de alimentación que perciben los funcionarios docentes y no docentes de la Administración Nacional de Educación Pública, se incorporarán al Grupo 0 "Servicios Personales". Dichas partidas se encuentran incluidas en los créditos presupuestales, financiación Rentas Generales, previstos en el artículo 424 de la presente ley.

Deróganse el artículo 570 de la Ley N° 16.736, de 5 de enero de 1996, y los artículos 530 y 531 de la Ley N° 17.296, de 21 de febrero de 2001.

INCISO 26

UNIVERSIDAD DE LA REPÚBLICA

Artículo 436.- Asígnanse al Inciso 26 "Universidad de la República" para los años y financiaciones que se indican, las siguientes partidas presupuestales anuales, en pesos uruguayos a valores del 1° de enero de 2005:

	2006	2007	2008	2009
FINANCIACIÓN				
RENTAS GENERALES	$	$	$	$
Retribuciones personales	1.800.636.000	1.836.648.720	1.895.081.694	1.955.949.328
Gastos de funcionamiento	352.608.000	380.817.000	411.282.000	452.411.000
Inversiones	24.016.029	26.417.632	26.306.640	26.912.250
SUBTOTAL:	2.177.260.029	2.243.883.352	2.332.670.334	2.435.272.578
FONDOS PROPIOS				
Retribuciones personales	49.398.000	50.386.000	51.393.000	52.421.000
Gastos de funcionamiento	177.398.000	191.590.000	206.917.000	227.609.000
Inversiones	66.075.619	72.683.181	71.125.360	72.762.750
SUBTOTAL:	292.871.619	314.659.181	329.435.360	352.792.750
TOTAL:	2.470.131.648	2.558.542.533	2.662.105.694	2.788.065.328

La distribución de los créditos presupuestales de inversión se encuentra incluida en el planillado adjunto a la presente ley.

En la distribución de los créditos presupuestales correspondientes a retribuciones personales, no se encuentran incluidos los aumentos otorgados durante el año 2005, debiéndose adicionar según lo establecido por el artículo 3° de la presente ley.

Artículo 437.- Distribución de las Partidas Presupuestales.- La Universidad de la República distribuirá los montos otorgados entre sus programas presupuestales, por grupo de gasto, todo lo cual comunicará al Tribunal de Cuentas, al Ministerio de Economía y Finanzas y a la Asamblea General dentro de los noventa días del inicio de cada Ejercicio.

Artículo 438.- Todos los créditos de la Universidad de la República se distribuirán entre los siguientes Programas Presupuestales:

Programa 101 - Programa Académico.

Programa 102 - Programa de Desarrollo Institucional.

Programa 103 - Programa de Bienestar Universitario.

Programa 104 - Programa de Atención a la Salud de la Universidad de la República.

Artículo 439.- Establécese que la Universidad de la República podrá celebrar convenios para la realización de pasantías laborales de sus estudiantes en el marco del sistema de pasantías laborales, creado como mecanismo regular de formación curricular por la Ley N° 17.230, de 7 de enero de 2000, la que será aplicable en lo pertinente.

INCISO 27

INSTITUTO DEL NIÑO Y ADOLESCENTE DEL URUGUAY

Artículo 440.- Asígnanse al Inciso 27 "Instituto del Niño y Adolescente del Uruguay" para los años y financiaciones que se indican, las siguientes partidas presupuestales anuales, en pesos uruguayos a valores del 1° de enero de 2005:

	2006	2007	2008	2009
FINANCIACIÓN				
RENTAS GENERALES	$	$	$	$
Retribuciones personales	789.330.000	819.330.000	820.330.000	837.330.000
Gastos de funcionamiento	275.287.000	325.287.000	361.287.000	454.287.000
Objeto 289 001	484.822.000	484.822.000	530.822.000	530.822.000
Inversiones	30.000.000	30.000.000	30.000.000	30.000.000
SUBTOTAL:	1.579.439.000	1.659.439.000	1.742.439.000	1.852.439.000
FONDOS PROPIOS	$	$	$	$
Retribuciones personales	5.670.000	5.670.000	5.670.000	5.670.000
Gastos de funcionamiento	16.891.000	16.891.000	16.891.000	16.891.000
SUBTOTAL:	22.561.000	22.561.000	22.561.000	22.561.000
TOTAL:	1.602.000.000	1.682.000.000	1.765.000.000	1.875.000.000

La distribución de los créditos presupuestales de inversión en proyectos y fuentes de financiamiento, se encuentra incluida en el planillado adjunto a la presente ley.

Artículo 441.- Las partidas para sueldos y gastos de funcionamiento del Inciso 27 "Instituto del Niño y Adolescente del Uruguay" (INAU), asignadas en forma global, serán distribuidas por el organismo entre los diversos programas y objetos de gasto que componen su presupuesto, lo que será comunicado a la Contaduría General de la Nación y al Tribunal de Cuentas, en un plazo no mayor a los noventa días de iniciado cada Ejercicio anual. Dentro del mismo plazo el Instituto dará conocimiento a la Asamblea General.

En oportunidad de realizar las distribuciones de la partida autorizada en el Grupo 0 "Servicios Personales", el Instituto del

Niño y Adolescente del Uruguay comunicará la estructura de cargos y funciones aprobada por el mismo dando cumplimiento a las comunicaciones previstas en el inciso anterior.

Artículo 442.- Las cuidadoras que tengan niños o adolescentes a tiempo parcial (no completo) percibirán una retribución proporcional a la establecida para las de tiempo completo de acuerdo a las horas efectivas de atención al niño o adolescente. El Instituto del Niño y Adolescente del Uruguay reglamentará la aplicación del presente artículo dentro de los primeros ciento veinte días de la entrada en vigencia de la presente ley.

Artículo 443.- Modifícase el inciso primero del numeral 2) del artículo 188 de la Ley N° 17.823, de 7 de setiembre de 2004, el que quedará redactado de la siguiente manera:

> "Las empresas o los particulares que no cumplan con las obligaciones impuestas en los artículos 181 a 187 de este Código, serán sancionados con una multa de entre 50 UR (cincuenta unidades reajustables) y 200 UR (doscientas unidades reajustables), según los casos. En los casos de reincidencia, podrán hasta duplicarse los referidos montos. Las multas serán aplicadas y recaudadas por el Instituto del Niño y Adolescente del Uruguay".

Artículo 444.- Facúltase al Instituto del Niño y Adolescente del Uruguay a celebrar contratos de servicios personales con aquellas personas que al 31 de diciembre de 2005, se encuentren vinculadas al Inciso, mediante contrataciones realizadas a través de organismos nacionales o internacionales de cooperación.

La vigencia de los contratos no podrá superar el 31 de diciembre de 2006.

Las personas contratadas no ostentarán la calidad de funcionario público y no percibirán beneficios o complementos salariales propios de los funcionarios de la repartición en que prestan servicios.

SECCIÓN VI

OTROS INCISOS

INCISO 21

SUBSIDIOS Y SUBVENCIONES

Artículo 445.- Fíjanse las siguientes partidas destinadas a apoyar a las siguientes instituciones públicas y privadas, cuyos cometidos se orientan a la protección, cuidado y desarrollo de los sectores sociales críticos:

INSTITUCIÓN	AÑO 2006 $
Acción Coordinadora y Reivindicadora del Impedido del Uruguay (ACRIDU)	450.106
Instituto Nacional de Semilla	5.110.035
Asociación Nacional para el Niño Lisiado	678.761
Asociación de Padres y Amigos Discapacitados de Rivera	52.788
Asociación Honoraria de Salvamentos Marítimos y Fluviales (ADES)	504.120
Asociación Pro Recuperación del Inválido	180.042
Asociación Uruguaya de Enfermedades Musculares	522.124
Asociación Uruguaya de Lucha contra el Cáncer	72.017
Asociación Uruguaya de Protección a la Infancia	174.642
Asociación Down	263.938
Asociación Pro Discapacitado Mental de Paysandú	263.938

INSTITUCIÓN	AÑO 2006
	$
Asociación Uruguaya Catalana	360.086
Asociación Uruguaya de Alzheimer y similares	52.788
Centro de Educación Individualizada	50.000
Centro Educativo de Atención a la Psicosis Infantil: N.Autist.Salto	270.064
Club de Niños "Cerro del Marco" (Rivera)	50.000
Club Hogar de Ancianos de Solís de Mataojo	31.673
Club pro Bienestar del Anciano Juan Yaport	31.673
Comisión Departamental de Lucha contra el Cáncer (Treinta y Tres)	180.042
Comisión Nacional de Centros de Atención a la Infancia y a la Familia (CAIF)	527.875
Comisión Pro Remodelación del Hospital Maciel	248.459
Asociación Uruguaya de Padres de Personas con Autismo Infantil	50.000
COTHAIN	52.788
Cruz Roja Uruguaya	324.076
Comisión Nacional Honoraria del Discapacitado	606.744
Escuela Horizonte	1.800.426
Escuela N° 97 Discapacitados de Salto	52.788
Escuela N° 200 de Discapacitados	102.624
Escuela Granja N° 24 Maestro Cándido Villar (San Carlos)	52.788
Federación Uruguaya de Asociación de Padres y Personas de Capacidades Mentales Diferentes	108.026
Fundación Procardias	1.107.262
Hogar Infantil Los Zorzales Movimiento de Mujeres de San Carlos	52.788
Hogar La Huella	35.896

INSTITUCIÓN	AÑO 2006 $
Instituto Jacobo Zibil - Florida	316.725
Instituto Nacional de Ciegos	124.229
Instituto Psicopedagógico Uruguayo	943.423
Liga Uruguaya contra la Tuberculosis	30.608
Movimiento Nacional Bienestar del Anciano	7.202
Movimiento Nacional de Recuperación al Minusválido	216.051
Obra Don Orione	105.575
Organización Nacional Pro Laboral Lisiados	216.051
Pequeño Cotolengo Uruguayo Obra Don Orione	73.903
Plenario Nacional del Impedido	90.022
Sociedad El Refugio (APA) Asociación Protectora de Animales	168.920
Valores Históricos de Villa Soriano	68.907
Voluntarios de Coordinación Social	244.718
Fundación Winners	26.394

El Poder Ejecutivo propondrá anualmente la contribución estatal, teniendo en cuenta el impacto social resultante del accionar de las instituciones, mediante la opinión previa de los Incisos con competencia en las diferentes áreas.

Artículo 446.- Agréguense las siguientes instituciones a los fines dispuestos en el artículo anterior, con los montos que se indican:

INSTITUCIÓN	AÑO 2006 $
Asociación de Padres y Amigos del Discapacitado de Tacuarembó	120.000
Comité Paralímpico Uruguayo	160.000

INSTITUCIÓN	AÑO 2006 $
Plenario Nacional de Impedidos	50.000
Asociación Uruguaya de Padres de Personas con Autismo Infantil	100.000
Escuela Esperanza de Rivera	50.000
Esclerosis Múltiple del Uruguay (EMUR)	80.000
Instituto Canadá de Rehabilitación	150.000
Movimiento Nacional Gustavo Volpe	50.000

Las presentes asignaciones se financiarán con una reducción equivalente en la partida dispuesta por el artículo 455 de la presente ley para el Ejercicio 2006.

El Poder Ejecutivo propondrá anualmente la contribución estatal, teniendo en cuenta el impacto social resultante del accionar de las instituciones, mediante la opinión previa de los Incisos con competencia en las diferentes áreas.

Artículo 447.- Fíjanse las siguientes partidas anuales por el período 2006-2009, para los organismos que se detallan:

ORGANISMO	PARTIDA (en $)
Primeras Líneas Uruguayas de Navegación Aérea	17.000.000
Administración Nacional de Correos	236.600.000
Administración de Ferrocarriles del Estado	48.000.000
Administración de Ferrocarriles del Estado - Servicio de Deuda.	28.000.000
Delegación Uruguaya de la Comisión Técnica-Mixta de Salto Grande	149.000.000

Las citadas partidas estarán condicionadas a la suscripción de un compromiso anual de gestión entre el respectivo Ministerio, la Oficina de Planeamiento y Presupuesto y el Ministerio de Economía y Finanzas. De la evaluación conjunta del cumplimiento

de las pautas establecidas en dicho compromiso se dará cuenta a la Asamblea General en oportunidad de cada Rendición de Cuentas.

Artículo 448.- Autorízase a la Delegación Uruguaya de la Comisión Técnica-Mixta de Salto Grande, a percibir de la Administración Nacional de Usinas y Transmisiones Eléctricas, una comisión por administración que será fijada anualmente por el Poder Ejecutivo a su propuesta.

Artículo 449.- Asígnase a la Fundación Instituto Pasteur, una partida anual equivalente en moneda nacional a € 500.000 (quinientos mil euros), de acuerdo con lo establecido en el inciso 2° del artículo 8° de la Ley N° 17.792, de 14 de julio de 2004.

Artículo 450.- Asígnanse a los Incisos del Presupuesto Nacional que se mencionan, las siguientes partidas anuales con destino a las instituciones y organismos que se detallan:

Inciso 03 "Ministerio de Defensa Nacional"	$
Instituto Histórico y Geográfico	36.008
Instituto Antártico Uruguayo	19.003.500
Inciso 07 "Ministerio de Ganadería, Agricultura y Pesca"	$
Movimiento de la Juventud Agraria	1.116.900
Instituto Plan Agropecuario - Retribuciones	14.422.329
Instituto Plan Agropecuario - Gastos Funcionamiento	5.095.501
Inciso 08 "Ministerio de Industria, Energía y Minería"	$
Comité Nacional de Calidad	3.695.125
Organismo Uruguayo de Acreditación	245.356
Inciso 09 "Ministerio de Turismo y Deporte"	$
Comité Olímpico Uruguayo	144.034
Inciso 11 "Ministerio de Educación y Cultura"	$
Comisión del Fondo Nacional de Teatro	742.403
Consejo de Capacitación Profesional	2.638.555
Programa de Desarrollo de Ciencias Básicas	17.000.000
Academia Nacional de Letras	439.483
Inciso 12 "Ministerio de Salud Pública"	$
Comisión Honoraria de Salud Cardiovascular	2.016.477
Comisión Honoraria para la Lucha Antituberculosa y Enfermedades Prevalentes	93.000.000
Patronato del Sicópata	2.160.511

Inciso 14 "Ministerio de Vivienda, Ordenamiento Territorial y Medio Ambiente"	$
Comisión Honoraria Pro-Erradicación de la Vivienda Rural Insalubre	3.385.592

Las citadas partidas estarán condicionadas, a partir del año 2007 en adelante, a la suscripción de un compromiso de gestión entre el respectivo Ministerio y cada una de las instituciones u organismos de referencia. De la evaluación del cumplimiento de las pautas establecidas en dicho compromiso se dará cuenta al Ministerio de Economía y Finanzas y a la Asamblea General.

Artículo 451.- Derógase la afectación dispuesta por el literal B) del artículo 14 de la Ley N° 13.318, de 28 de diciembre de 1964, y por el literal A) del artículo 16 del Título 11 del Texto Ordenado 1996, cuyo beneficiario es la Comisión Honoraria para la Lucha Antituberculosa y Enfermedades Prevalentes.

Artículo 452.- Déjase sin efecto lo dispuesto por el literal A) del artículo 9° del Decreto-Ley N° 14.869, de 23 de febrero de 1979.

INCISO 23

PARTIDAS A REAPLICAR

Artículo 453.- Asígnanse en el Inciso 23 las siguientes partidas presupuestales en pesos uruguayos, para los organismos, Ejercicios y conceptos que se detallan:

Inciso 25. "Administración Nacional de Educación Pública":

Concepto	2007	2008	2009
	$	$	$
Servicios personales	56.140.000	175.241.600	318.467.200
Recuperación Salarial	143.860.000	358.300.000	498.660.000
Gastos de Funcionamiento		90.000.000	150.000.000
Inversiones		10.000.000	20.000.000
SUBTOTAL:	200.000.000	633.541.600	987.127.200

Inciso 26. "Universidad de la República":

Concepto	2007	2008	2009
	$	$	$
Servicios Personales	50.000.000	108.385.400	184.281.800
Inversiones		50.000.000	62.500.000
SUBTOTAL:	50.000.000	158.385.400	246.781.800
TOTAL GENERAL:	250.000.000	791.927.000	1.233.909.000

El Poder Ejecutivo reasignará los créditos presupuestales autorizados en la presente disposición a la Administración Nacional de Educación Pública y a la Universidad de la República, a cuyos efectos se requerirá la presentación previa de proyectos educativos que expliciten el impacto social de la aplicación de los mismos.

Una vez efectuada la reasignación a los Incisos mencionados, los créditos tendrán carácter permanente en los mismos.

<u>Artículo 454</u>.- Asígnanse las siguientes partidas en moneda nacional en el Inciso 23 "Partidas a Reaplicar" por los montos y en los Ejercicios que se detallan:

Ejercicio	Importe
2006	620.000.000
2007	780.000.000
2008	778.300.000
2009	674.900.000
Total	2.853.200.000

Las partidas autorizadas precedentemente serán destinadas a la recuperación de los salarios reales públicos de los Incisos 02 al 27 del Presupuesto Nacional, con excepción del Inciso 16 "Poder Judicial", de los Ministros, Procurador del Estado, Procurador Adjunto, Secretarios Letrados y Prosecretarios Letrados del Tribunal de lo Contencioso Administrativo; y de los Fiscales, Secretarios Letrados y Prosecretarios Letrados del Ministerio Público y Fiscal, cuya recuperación se encuentra contemplada en los artículos correspondientes de la presente ley.

La oportunidad y forma de distribución de las partidas serán determinadas por el Poder Ejecutivo en función de las pautas acordadas en los convenios con los funcionarios públicos, y de la evolución de la situación fiscal. Autorízase a la Contaduría General de la Nación a realizar las reasignaciones de los créditos necesarios a efectos de dar cumplimiento a dicha distribución.

Una vez efectuada la reasignación a los restantes Incisos del Presupuesto Nacional tendrá el carácter de permanente en los mismos.

INCISO 24

DIVERSOS CRÉDITOS

Artículo 455.- Asígnanse las siguientes partidas en pesos uruguayos, financiadas con Rentas Generales, en el Inciso 24 "Diversos Créditos", para atender gastos de funcionamiento del programa de Salud Bucal Escolar:

EJERCICIO	$
2006	13.600.000
2007	20.200.000
2008	19.100.000
2009	19.800.000

Las erogaciones con dicho destino se efectuarán, en todos los casos, mediando requerimiento de la Comisión Honoraria Asesora de la Presidencia de la República en Salud Bucal Escolar.

Artículo 456.- Asígnanse las siguientes partidas en pesos uruguayos en el Inciso 24 "Diversos Créditos", con destino a la Cooperación Técnica Reembolsable de Apoyo al Programa de

Transformación del Estado, que serán administradas por la Oficina de Planeamiento y Presupuesto:

EJERCICIO	RENTAS GENERALES	ENDEUDAMIENTO	TOTAL
	$	$	$
2006	26.000.000	-	26.000.000
2007	10.572.000	15.428.000	26.000.000
2008	10.572.000	15.428.000	26.000.000
2009	10.572.000	15.428.000	26.000.000

Artículo 457.- Asígnanse las siguientes partidas en pesos uruguayos en el Inciso 24 "Diversos Créditos", con destino a la Cooperación Técnica Reembolsable de Apoyo al Programa de Transformación del Estado, que serán administradas por la Oficina Nacional del Servicio Civil:

EJERCICIO	RENTAS GENERALES	ENDEUDAMIENTO	TOTAL
	$	$	$
2006	12.000.000	-	12.000.000
2007	3.303.750	8.696.250	12.000.000
2008	3.303.750	8.696.250	12.000.000
2009	3.303.750	8.696.250	12.000.000

Artículo 458.- Asígnase una partida anual de $ 500.000 (quinientos mil pesos uruguayos) financiada con cargo a Rentas Generales en el Inciso 24 "Diversos Créditos", para atender gastos de funcionamiento del Programa de Fortalecimiento a la Práctica Segura del Deporte (Boxeo entre Jóvenes "Knock Out a las Drogas").

Artículo 459.- Increméntase la partida autorizada por el artículo 46 de la Ley N° 17.453, de 28 de febrero de 2002, correspondiente al pago de contribución por asistencia médica, en los montos en moneda nacional que se detallan:

EJERCICIO	IMPORTE
	$
2006	84.000.000
2007	168.000.000
2008	168.000.000
2009	168.000.000

La presente asignación se utilizará para ampliar lo dispuesto por la norma citada a todos los funcionarios del Inciso 25 "Administración Nacional de Educación Pública".

SECCIÓN VII

RECURSOS

CAPÍTULO I

NORMAS TRIBUTARIAS

Artículo 460.- Facúltase a la Dirección General Impositiva (DGI), con aprobación del Ministerio de Economía y Finanzas, a dar a publicidad los casos de defraudación tributaria cuando el monto de los impuestos defraudados más las sanciones previstas en el artículo 93 y siguientes del Código Tributario excedan un monto de UI 1.700.000 (un millón setecientas mil unidades indexadas) o cuando, sin alcanzar dicho monto, la naturaleza de los actos incluidos en la hipótesis de defraudación, afecten el interés general, de conformidad con lo determinado en la respectiva resolución fundada de la Dirección General Impositiva (DGI). No regirá a estos efectos para la administración, la obligación establecida en el artículo 47 del Código Tributario.

Artículo 461.- Extiéndese la facultad dispuesta por el artículo anterior de la presente ley, al Banco de Previsión Social en lo que correspondiere.

Artículo 462.- Incorpóranse al artículo 116 del Título 1 del Texto Ordenado 1996, los siguientes incisos:

"Las garantías referidas en el inciso anterior deberán ser constituidas en un plazo máximo de quince días corridos a partir de la fecha en que sean exigibles.

De no cumplirse, la Dirección General Impositiva podrá solicitar ante la sede judicial competente la clausura del establecimiento o empresa incurso en tal hipótesis, hasta por un período de treinta días hábiles.

La clausura quedará decretada y se hará efectiva en iguales condiciones que las establecidas por el artículo 123 del Título 1 del Texto Ordenado 1996, siendo preceptivo a estos efectos la habilitación de la feria judicial si correspondiere.

La presente disposición no afecta la vigencia del artículo 647 de la Ley N° 16.170, de 28 de diciembre de 1990".

Artículo 463.- Agréguese un inciso final al artículo 80 del Título I del Texto Ordenado 1996 con el siguiente texto:

"Asimismo se la faculta a suspender la vigencia de los certificados anuales que hubiera expedido a partir de pasados 90 (noventa) días corridos de decretadas medidas cautelares por el Poder Judicial, previstas en el artículo 87 del Código Tributario".

Artículo 464.- Declárase por vía interpretativa que el artículo 21 del Código Tributario no ha derogado lo dispuesto por el artículo 357 del Decreto-Ley N° 14.252, de 22 de agosto de 1974, con la modificación establecida por el artículo 346 del Decreto-Ley N° 14.416, de 28 de agosto de 1975 (actual artículo 59 del Título 4 del Texto Ordenado 1996).

Artículo 465.- Declárase por vía interpretativa que la responsabilidad solidaria y objetiva consagrada por el artículo anterior alcanza a la infracción de mora establecida por el artículo 94 del Código Tributario.

Artículo 466.- En aquellos casos en que corresponda el comiso de bienes por parte de la Dirección General Impositiva, el procedimiento para la venta de los mismos, será el que se encuentre legislado para la Dirección Nacional de Aduanas, en materia de venta de bienes en infracción o abandonados, destinándose las sumas resultantes a Rentas Generales.

Cuando los bienes incautados sean bebidas alcohólicas, tabacos, cigarros o cigarrillos, los mismos deberán ser destruidos, no pudiendo ser comercializados.

El Poder Ejecutivo reglamentará la forma en que dicha destrucción se realizará, pudiendo incluso disponer que el costo de la misma se traslade a las empresas infractoras.

Artículo 467.- Modifícase el inciso primero del artículo 69 de la Ley N° 16.134, de 24 de setiembre de 1990, en la redacción dada por el artículo 647 de la Ley N° 16.170, de 28 de diciembre de 1990, el que quedará redactado de la siguiente manera:

> "ARTÍCULO 69.- Facúltase a la Dirección General Impositiva a promover ante los órganos jurisdiccionales competentes, la clausura, hasta por un lapso de seis días hábiles, de los establecimientos o empresas de los sujetos pasivos, respecto de los cuales se comprobare que realizaron ventas o prestaron servicios sin emitir factura o documento equivalente, cuando corresponda, o escrituraron facturas por un importe menor al real, o transgredan el régimen general de documentación, de forma tal que hagan presumible la configuración de defraudación.
>
> En caso que el sujeto pasivo ya hubiese sido sancionado de acuerdo a lo previsto en el inciso anterior y el plazo que medie entre la aprobación de la nueva clausura y la última clausura decretada sea inferior al plazo de prescripción de los tributos, la nueva clausura podrá extenderse por un período de hasta treinta días hábiles".

Artículo 468.- Sustitúyese el inciso segundo del artículo 38 de la Ley N° 17.453, de 28 de febrero de 2002, por el siguiente:

"Asimismo se extiende esa facultad a los contribuyentes deudores de quienes les presten servicios o les enajenen bienes de cualquier naturaleza".

Artículo 469.- Todos los órganos u organismos públicos estatales o no estatales, están obligados a aportar, sin contraprestación alguna, los datos que no se encuentren amparados por el secreto bancario o estadístico y que le sean requeridos por escrito por la Dirección General Impositiva (DGI) para el control de los tributos.

El Poder Judicial y el Poder Legislativo quedan exceptuados de brindar información, datos o documentos correspondientes a actuaciones de carácter secreto o reservado.

Quien incumpliera las obligaciones establecidas en el inciso primero del presente artículo, así como en el artículo 70 del Código Tributario, al solo efecto de dar cumplimiento a las facultades establecidas en el artículo 68 del citado Código, será pasible de una multa de hasta mil veces el valor máximo de la multa por contravención (artículo 95 del Código Tributario) de acuerdo a la gravedad del incumplimiento.

La información recibida en virtud del presente artículo por la Dirección General Impositiva queda amparada en el artículo 47 del Código Tributario.

Artículo 470.- Sustitúyese el artículo 94 del Código Tributario por el siguiente:

"ARTÍCULO 94. (Mora).- La mora se configura por la no extinción de la deuda por tributos en el momento y lugar que corresponda, operándose por el solo vencimiento del término establecido.

Será sancionada con una multa sobre el importe del tributo no pagado en término y con un recargo mensual.

La multa sobre el tributo no pagado en plazo será:

A) 5% (cinco por ciento) cuando el tributo se abonare dentro de los cinco días hábiles siguientes al de su vencimiento.

B) 10% (diez por ciento) cuando el tributo se abonare con posterioridad a los cinco días hábiles siguientes y hasta los noventa días corridos de su vencimiento.

C) 20% (veinte por ciento) cuando el tributo se abonare con posterioridad a los noventa días corridos de su vencimiento.

Cuando se soliciten facilidades de pago dentro del término establecido para abonar el tributo la multa será del 10% (diez por ciento). Igual porcentaje se aplicará a las solicitudes de facilidades realizadas en los plazos referidos en el literal A) del inciso precedente.

El recargo mensual, que se calculará día por día, será fijado por el Poder Ejecutivo y no podrá superar en más de un 10% (diez por ciento) las tasas máximas fijadas por el Banco Central del Uruguay o, en su defecto, las tasas medias del trimestre anterior del mercado de operaciones corrientes de crédito bancario concertadas sin cláusula de reajuste para plazos menores de un año.

Los organismos recaudadores podrán, por acto fundado, en la forma que establezca la reglamentación, aceptar el pago sin multa ni recargos, realizado por aquellos contribuyentes con antecedentes de buen pagador, de por lo menos un año, siempre que lo efectúen dentro del mes de vencimiento de la obligación tributaria y en aquellos casos de contribuyentes afectados directamente en el cumplimiento de sus obligaciones tributarias en mérito a actuaciones dolosas de terceros que hubieran culminado con el procesamiento de los responsables".

Artículo 471.- Facúltase a la Dirección General Impositiva (DGI) a realizar acuerdos con los contribuyentes que sean objeto de fiscalización. Dichos acuerdos podrán ser financiados hasta en 60 meses, en unidades indexadas, y con el interés que corresponda de acuerdo a lo que establezca la reglamentación que deberá dictar el Poder Ejecutivo a efectos de su implementación.

En caso que la determinación del adeudo tributario se realice total o parcialmente sobre base presunta, el acuerdo podrá recaer sobre los impuestos, las multas y los recargos, en tanto el contribuyente consienta expresamente los importes acordados, subsistiendo la responsabilidad dispuesta por el artículo 66 del Código Tributario.

Cuando exista una determinación de tributos sobre base cierta, consentida expresamente por el contribuyente, el acuerdo solamente podrá recaer sobre las multas y recargos.

Los mencionados acuerdos podrán concretarse, asimismo, con contribuyentes que hayan reconocido voluntariamente su adeudo.

No podrán acogerse al régimen establecido en el presente artículo, los agentes de retención y percepción, por los adeudos que mantengan con la Administración por su calidad de tales.

En ningún caso, el acuerdo podrá reducir en más del 75% (setenta y cinco por ciento) los importes adeudados por multas y recargos.

Artículo 472.- La Dirección General Impositiva (DGI) podrá disponer, en la forma y condiciones que establezca la reglamentación, una reducción de los recargos incluidos en los acuerdos previstos en el artículo anterior, en tanto el contribuyente cancele el total del adeudo dentro de las cuarenta y ocho horas siguientes a la firma del acuerdo o, en el mismo plazo, constituya aval bancario o seguro de caución por ese mismo importe, a satisfacción de la Administración.

La tasa resultante de la reducción dispuesta no podrá ser inferior a las tasas medias del trimestre anterior del mercado de operaciones corrientes de crédito bancario concertadas sin cláusula de reajuste para plazos menores de un año.

Si el contribuyente solicitara facilidades de pago al amparo de los artículos 32 y siguientes del Código Tributario, la Dirección General Impositiva podrá reducir la tasa prevista a tales efectos.

Artículo 473.- El incumplimiento por parte del deudor de cualquiera de las obligaciones contenidas en los acuerdos previstos en el artículo 471 de la presente ley, habilitará la ejecución de las garantías constituidas, tornándose asimismo exigibles los recargos que hubiesen sido reducidos en aplicación de dicho régimen.

CAPÍTULO II

ENDEUDAMIENTO DEL SECTOR PÚBLICO

Artículo 474.- Deróganse los artículos 602 y 604 de la Ley N° 17.296, de 21 de febrero de 2001.

SECCIÓN VIII

DISPOSICIONES VARIAS

Artículo 475.- Autorízase al Poder Ejecutivo, a través del Ministerio de Economía y Finanzas, a abonar al Banco de la República Oriental del Uruguay (BROU), con cargo a Rentas

Generales, los importes que eventualmente faltaren para completar el flujo de fondos previsto en el convenio suscrito entre el Ministerio de Economía y Finanzas y el Banco de la República Oriental del Uruguay, con fecha 12 de febrero de 2004, y su modificación de 29 de setiembre de 2004, en el marco de lo dispuesto por el artículo 31 de la Ley N° 9.808, de 2 de enero de 1939.

Artículo 476.- A los efectos de contribuir a asegurar la asignación de un volumen de recursos equivalente al 4,5% (cuatro con cinco por ciento) del producto bruto interno con destino a la educación pública:

A) El Poder Ejecutivo incrementará anualmente los créditos presupuestales asignados a la Administración Nacional de Educación Pública (ANEP) y a la Universidad de la República en una proporción equivalente a la que registren los ingresos del Gobierno Central por encima de las proyecciones que al respecto se incluyen en las planillas que se adjuntan a la presente ley.

B) Asimismo, a partir de la Ley de Rendición de Cuentas correspondiente al Ejercicio 2005, se incluirá anualmente una partida equivalente a un monto de al menos US$ 20.000.000 (veinte millones de dólares de los Estados Unidos de América) destinada a financiar proyectos de inversión que ejecutarán la Administración Nacional de Educación Pública y la Universidad de la República. Las magnitudes de las partidas anuales serán definidas por las leyes de Rendición de Cuentas correspondientes a los Ejercicios 2005 a 2009 en función de la evolución del nivel de actividad económica. La presentación de dichas leyes incluirá una evaluación de los citados organismos acerca de los avances que registren los proyectos referidos. El Poder Ejecutivo reglamentará esta disposición con el asesoramiento de la Administración Nacional de Educación Pública y la Universidad de la República.

Artículo 477.- Facúltase al Poder Ejecutivo a abatir los créditos de inversiones de los planillados anexos y los topes de inversión de los Incisos 02 al 15 del Presupuesto Nacional correspondientes al Ejercicio 2009 hasta en un 6,5% (seis con cinco por ciento).

Los montos resultantes de este abatimiento se destinarán a financiar inversiones de la Administración Nacional de Educación Pública (ANEP) y de la Universidad de la República, en función de la evaluación de los citados organismos acerca de los proyectos que se presenten oportunamente. El Poder Ejecutivo reglamentará esta disposición con el asesoramiento de la Administración Nacional de Educación Pública y de la Universidad de la República.

La reducción establecida en el presente artículo no podrá operar sobre los proyectos del programa 008 "Mantenimiento de la Red Vial Departamental" del Ministerio de Transporte y Obras Públicas, del "Programa de Desarrollo y Gestión Municipal" de la unidad ejecutora 004 de la Oficina de Planeamiento y Presupuesto del Inciso 02 "Presidencia de la República" y de la "Caminería Rural" de la unidad ejecutora 005 "Dirección de Proyectos de Desarrollo" del Inciso 02 "Presidencia de la República".

Artículo 478.- Declárase por vía de interpretación de los artículos 1511 numeral 1 del Código Civil y 381 numeral 8° del Código General del Proceso, que los particulares no pueden compensar deudas por tributos, tarifas u otros cargos o gravámenes con créditos que obtengan o hayan obtenido por cesiones de terceros.

Declárase igualmente que la expresión "Propiedades, rentas públicas y municipales", utilizada en el citado artículo 381 numeral 8° del Código General del Proceso, comprende toda clase de bienes, cuentas o créditos del Estado o de los Municipios (artículo 460 del Código Civil).

GOBIERNOS DEPARTAMENTALES

<u>Artículo 479</u>.- El porcentaje sobre el monto de recursos que corresponderá a los Gobiernos Departamentales, según lo previsto en el literal C) del artículo 214 de la Constitución de la República, será del 3,33% (tres con treinta y tres por ciento) anual para los Ejercicios 2006 a 2009. Este porcentaje se calculará sobre el total de los recursos del Presupuesto Nacional (abarcando la totalidad de destinos 1 a 6 clasificados en los documentos presupuestales) del Ejercicio inmediato anterior, actualizado por el índice de los precios del consumo promedio del año. En cada Ejercicio se tomará la totalidad de los recursos percibidos por el Gobierno Nacional incluyendo todos los recursos que se creen en el futuro.

Si de la aplicación de dicho criterio, resulta una partida inferior a $ 3.400.000.000 (tres mil cuatrocientos millones de pesos uruguayos), expresada a valores promedio de 2005, el monto anual a transferir será de dicha cifra, en la medida en que se cumplan las metas que emerjan de compromisos de gestión que los Gobiernos Departamentales suscribirán en el marco de la Comisión Sectorial de Descentralización. Estos compromisos deberán contar con informe previo de la Oficina de Planeamiento y Presupuesto.

<u>Artículo 480</u>.- De la partida resultante del artículo precedente se deducirán sucesivamente:

A) En primer lugar, el 12,90% (doce con noventa por ciento) que se destinará al Gobierno Departamental de Montevideo, deduciendo del mismo las partidas ejecutadas por dicha Intendencia en el programa 008 "Mantenimiento de la Red Vial Departamental" del Ministerio de Transporte y Obras Públicas y destinando el resto a la transferencia mensual de los aportes patronales y personales a la seguridad social que le correspondan y se generen a partir de la vigencia de la presente ley, en forma directa a los organismos destinatarios del pago.

B) En segundo lugar, se cubrirá el total ejecutado por los Gobiernos Departamentales del interior, del programa 008 "Mantenimiento de la Red Vial Departamental" del Ministerio de Transporte y Obras Públicas destinado al Programa de Mantenimiento de la Caminería Rural.

C) En tercer lugar, las partidas ejecutadas del Programa de Desarrollo y Gestión Municipal de la unidad ejecutora 004 "Oficina de Planeamiento y Presupuesto" del Inciso 02 "Presidencia de la República".

D) El remanente se distribuirá entre los Gobiernos Departamentales del interior de la República de acuerdo a los siguientes porcentajes:

DEPARTAMENTO	PORCENTAJE
Artigas	5,68
Canelones	10,09
Cerro Largo	5,83
Colonia	4,89
Durazno	5,13
Flores	2,78
Florida	4,52
Lavalleja	4,42
Maldonado	7,92
Paysandú	6,44
Río Negro	4,74
Rivera	5,32
Rocha	5,03
Salto	6,81
San José	4,19
Soriano	5,34
Tacuarembó	6,29
Treinta y Tres	4,58

Artículo 481.- De los montos resultantes de la distribución del artículo precedente, se deducirán:

A) En primer lugar, las partidas ejecutadas de Caminería Rural de la unidad ejecutora 005 "Dirección de Proyectos de Desarrollo" del Inciso 02 "Presidencia de la República" por cada uno de los Gobiernos Departamentales.

B) En segundo lugar, se deducirán, para cada Gobierno Departamental, los aportes patronales y personales a la Seguridad Social que le correspondan y el Impuesto a las Retribuciones Personales, incluido el Fondo Nacional de Vivienda generados a partir de la vigencia de la presente ley. Dichas transferencias se realizarán mensualmente y en forma directa a los organismos destinatarios del pago.

C) En tercer lugar, del saldo que surja para cada Gobierno Departamental, resultante de la distribución del artículo precedente, se afectará un crédito de hasta el 11% (once por ciento) con destino al pago de las obligaciones corrientes que se generen por prestaciones brindadas a los Gobiernos Departamentales por parte de la Administración Nacional de Usinas y Trasmisiones Eléctricas, de la Administración de las Obras Sanitarias del Estado, de la Administración Nacional de Telecomunicaciones y del Banco de Seguros del Estado, exclusivamente por seguros de accidentes de trabajo. La afectación anterior operará contra información del adeudo correspondiente por el organismo acreedor, comunicado previamente al Gobierno Departamental que corresponda.

Artículo 482.- Deróganse las partidas dispuestas por los artículos 756 de la Ley N° 16.736, de 5 de enero de 1996 (aportes patronales), anexo Inversiones de la Ley N° 16.996, de 1° de setiembre de 1998, artículo 448, literales B) y C) del artículo 640 y artículo 642 de la Ley N° 17.296, de 21 de febrero de 2001, y las afectaciones a favor de los Gobiernos Departamentales correspondientes a IMESI Naftas y Tabacos, IMESI Gasoil y utilidades de los Casinos del Estado y canon que perciba el Estado por concesión de Casinos.

Artículo 483.- Sustitúyese el artículo 158 de la Ley N° 17.556, de 18 de setiembre de 2002, por el siguiente:

"ARTÍCULO 158.- La transferencia de las partidas realizadas por el Gobierno Central a los Gobiernos Departamentales, estará supeditada a la presentación de la ejecución financiera, cuya obligatoriedad se establece para todos los organismos públicos en el artículo 22 de la Ley N° 17.296, de 21 de febrero de 2001. Dicha información deberá presentarse en forma semestral ante la Oficina de Planeamiento y Presupuesto, dentro de los noventa días siguientes al cierre del respectivo semestre y deberá incluir un listado de adeudos a organismos públicos con detalle de monto y antigüedad de la deuda por organismo. El cumplimiento de esta obligación formará parte de los compromisos de gestión que se acuerden en la Comisión Sectorial de Descentralización.

A tales efectos funcionará en el ámbito de la Oficina de Planeamiento y Presupuesto, un Registro de débitos de los Gobiernos Departamentales con los Organismos Públicos y a su vez, de estos últimos con los Gobiernos Departamentales, que se actualizará semestralmente en base a la información que proporcione tanto los organismos deudores como los que reclaman créditos en su haber".

Artículo 484.- Facúltase al Ministerio de Economía y Finanzas a debitar de las partidas resultantes de la aplicación del artículo 480 de la presente ley, los adeudos que los Gobiernos Departamentales mantengan con la Administración Central por concepto de convenios suscritos por subrogación de adeudos y pago de retenciones por el Servicio de Garantía de Alquileres de la Contaduría General de la Nación.

Asimismo cada Intendencia podrá facultar al Ministerio de Economía y Finanzas a debitar de dichas partidas las obligaciones de las Intendencias ya originadas con cualquier acreedor por cesiones de créditos y negocios jurídicos similares, por los plazos y montos convenidos.

Artículo 485.- El fondo presupuestal a que refiere el numeral 2) del artículo 298 de la Constitución de la República tendrá carácter anual y quedará constituido a partir del 1° de enero de 2006, con el 11% (once por ciento) sobre el monto de $ 15.465.310.870 (quince mil cuatrocientos sesenta y cinco millones trescientos diez mil ochocientos setenta pesos uruguayos), que corresponde a los tributos nacionales recaudados fuera del departamento de Montevideo en el año 1999, a valores de 1° de enero de 2005. El fondo se actualizará anualmente en base al índice de precios del consumo.

El 75% (setenta y cinco por ciento) de este fondo se destinará a la aplicación de las políticas de descentralización a ser ejecutadas por los organismos mencionados en el literal A) del artículo 230 de la Constitución de la República, que integran el Presupuesto Nacional, y el restante 25% (veinticinco por ciento) a las que serán ejecutadas por los Gobiernos Departamentales.

De ese 25% (veinticinco por ciento), se destinará un 70% (setenta por ciento) para proyectos y programas a ser financiados en un 80% (ochenta por ciento) con recursos provenientes del fondo, y un 20% (veinte por ciento) con recursos propios de los Gobiernos Departamentales. El restante 30% (treinta por ciento) se destinará a proyectos y programas a ser financiados totalmente por el fondo, sin contrapartida de los Gobiernos Departamentales.

Artículo 486.- El Congreso de Intendentes confeccionará su Presupuesto el que, al igual que su Rendición de Cuentas, aprobará por dos tercios de sus integrantes, observando los plazos que establecen los artículos 214, 223 y 224 de la Constitución de la República.

Los recursos para su financiación serán los correspondientes a los Gobiernos Departamentales que éstos determinen y cualquier otro con distinto origen, excepto los establecidos en el artículo 485 de la presente ley.

Artículo 487.- Créase el Certificado Único Departamental que expedirá la Intendencia correspondiente a solicitud del interesado, el que acreditará que no tiene deudas pendientes en el departamento.

La exigibilidad del mismo por parte de las instituciones de intermediación financiera, organismos públicos y profesionales intervinientes en actos de compraventa, gravamen, u otros, regirá a partir de la reglamentación que dicte el Poder Ejecutivo con el asesoramiento de la Comisión Sectorial (literal B) del artículo 230 de la Constitución de la República) y solo incluirá a sujetos pasivos de la Dirección General Impositiva y del Banco de Previsión Social.

La reglamentación deberá establecer también las condiciones que deberán cumplir las Intendencias para que el Certificado Único Departamental pueda ser exigido por las instituciones mencionadas en el inciso anterior.

Sala de Sesiones de la Cámara de Representantes, en Montevideo, a 13 de diciembre de 2005.

NORA CASTRO
Presidenta

MARTI DALGALARRONDO AÑÓN

Presidencia de la República Oriental del Uruguay

MINISTERIO DEL INTERIOR
MINISTERIO DE RELACIONES EXTERIORES
MINISTERIO DE ECONOMÍA Y FINANZAS
MINISTERIO DE DEFENSA NACIONAL
MINISTERIO DE EDUCACIÓN Y CULTURA
MINISTERIO DE TRANSPORTE Y OBRAS PÚBLICAS
MINISTERIO DE INDUSTRIA, ENERGÍA Y MINERÍA
MINISTERIO DE TRABAJO Y SEGURIDAD SOCIAL
MINISTERIO DE SALUD PÚBLICA
MINISTERIO DE GANADERÍA, AGRICULTURA Y PESCA
MINISTERIO DE TURISMO Y DEPORTE
MINISTERIO DE VIVIENDA, ORDENAMIENTO TERRITORIAL Y MEDIO AMBIENTE
MINISTERIO DE DESARROLLO SOCIAL

Montevideo, 19 DIC 2005

Cúmplase, acúsese recibo, comuníquese, publíquese e insértese en el Registro Nacional de Leyes y Decretos.

Dr. Tabaré Vázquez
Presidente de la República

